As filed with the Securities and Exchange Commission on October 23, 2015.

Registration No. 333-207151

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MYOKARDIA, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	44-5500552
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

333 Allerton Ave.

South San Francisco, California 94080

(650) 741-0900

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Tassos Gianakakos

President and Chief Executive Officer

MyoKardia, Inc.

333 Allerton Ave.

South San Francisco, California 94080

(650) 741-0900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom, Esq. Maggie L. Wong, Esq. Jason C. Breen, Esq. Goodwin Procter LLP Three Embarcadero Center, 24th Floor San Francisco, California 94111 (415) 733-6000	Tassos Gianakakos President and Chief Executive Officer MyoKardia, Inc. 333 Allerton Ave. South San Francisco, California 94080 (650) 741-0900	B. Shayne Kennedy, Esq. Brian J. Cuneo, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94205 (650) 328-4600

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 23, 2015.

PRELIMINARY PROSPECTUS

4,687,500 Shares

Common Stock

This is the initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $15.00 and $17.00 per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “MYOK.”

The underwriters have an option to purchase a maximum of 703,125 additional shares of common stock from us to cover over-allotments, if any.

Sanofi, our strategic collaboration partner and one of our existing stockholders (through its wholly owned subsidiary Aventis Inc.), has indicated an interest in purchasing up to an aggregate of $25.0 million shares of our common stock in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell fewer shares to Sanofi than it indicated an interest in purchasing or sell no shares to Sanofi, and Sanofi could determine to purchase fewer shares than it indicated an interest in purchasing or purchase no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by Sanofi as they will on any other shares sold to the public in this offering.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and, as such, we have elected to take advantage of certain reduced reporting requirements for this prospectus and may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to MyoKardia
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” beginning on page 142 for additional information regarding underwriting compensation.

Delivery of the shares of common stock will be made on or about                     , 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse	Cowen and Company

Wells Fargo Securities

Wedbush PacGrow

The date of this prospectus is                    , 2015

MyoKardia
Our purpose is to improve the lives of patients and families suffering from cardiovascular disease by creating targeted therapies that can change the course of their condition.
“Joseph exemplified what it means to be ALIVE. He led us by example: savoring each day, each moment, each precious breath.”
– Kate Middlemiss, mother of Joseph (passed away in 2013 at age 6)
“Living with HCM means the way you feel can change at a moment’s notice: from being absolutely wonderful to being so exhausted that you want to melt into the floor.”
– Wendy Borsari (living with HCM for 25+ years)
“When my dear father died suddenly, I was told I had inherited HCM but showed no symptoms. Decades later, with my diagnosis of end-stage HCM, I realize how few options are truly available.”
– Marion van Sinttruije (living with HCM for 20+ years)
myokardia.com

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Until                     , 2015 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus. Unless otherwise stated, all references to “us,” “our,” “MYOK,” “we,” the “Company” and similar designations refer to MyoKardia, Inc. and its consolidated subsidiary.

Overview

We are a clinical stage biopharmaceutical company pioneering a precision medicine approach to discover, develop and commercialize targeted therapies for the treatment of serious and neglected rare cardiovascular diseases. Our initial focus is on the treatment of heritable cardiomyopathies, a group of rare, genetically-driven forms of heart failure that result from biomechanical defects in cardiac muscle contraction. We have used our precision medicine platform to generate an initial pipeline of four therapeutic programs for the chronic treatment of the two most common forms of heritable cardiomyopathy—hypertrophic cardiomyopathy, or HCM, and dilated cardiomyopathy, or DCM. We have discovered and advanced our lead product candidate, MYK-461, into Phase 1 clinical development. In our first Phase 1 clinical trial, we have demonstrated proof of mechanism, or the ability of MYK-461 to reduce cardiac muscle contraction, an important biomarker of disease. We intend to expand our approach to deliver treatments with disease-modifying potential for patients with other forms of genetically-driven heart failure.

HCM is caused by genetic mutations that result in a biomechanical defect leading to excessive cardiac muscle contraction. We estimate that as many as 630,000 people in the United States suffer from a form of HCM. DCM results from a biomechanical defect leading to inadequate cardiac muscle contraction. In a subset of DCM patients, genetic mutations have been identified as a cause of the biomechanical defect that leads to abnormal cardiac muscle contraction. We refer to this subset of DCM as heritable DCM. We estimate that DCM afflicts about one million people in the United States, of which approximately 400,000 have a form of heritable DCM. There are currently no approved therapies indicated for the treatment of HCM or DCM, including heritable DCM, all of which are chronic and debilitating diseases.

Our goal is to be the world’s leading precision cardiovascular medicine company. Precision medicine involves discovering and developing therapies that integrate clinical and molecular information based on the biological basis of disease. This approach has led to the efficient discovery and development of transformative therapies in areas such as oncology, cystic fibrosis and hypercholesterolemia, but has yet to be broadly applied to cardiovascular diseases.

Our Precision Medicine Platform

Our precision medicine platform incorporates disease research, drug discovery and clinical science in a self-reinforcing cycle that enables the iterative generation of new disease targets and clinical development candidates designed to establish early clinical proof of concept. We intend to use our platform to subdivide HCM and heritable DCM patients into subgroups based on genetic mutations and the resulting biomechanical defect leading to abnormal cardiac muscle contraction. As a cornerstone of this platform, we have built the Sarcomeric Human Cardiomyopathy Registry, or SHaRe, which we believe is the world’s largest registry of patients with heritable cardiomyopathies. We use our platform to refine our understanding of which patients are most likely to benefit from our product candidates. Our clinical research strategy involves using biomarkers to directly measure the effects of our product candidates early in clinical development, establishing proof of mechanism and providing important early predictive value to inform the design of subsequent trials. We believe that this virtuous cycle is a competitive advantage that enables us to efficiently develop therapies with disease-modifying potential for heritable cardiomyopathies, that could also be applied to other cardiovascular diseases.

Our Programs

Since our inception, our precision medicine platform has generated multiple programs to address a variety of disruptions in heart muscle contraction across different patient populations. We are advancing four research and development programs, each of which targets a distinct biomechanical defect that leads to either HCM or heritable DCM.

Our lead product candidate, MYK-461, is an orally-administered small molecule designed to reduce excessive cardiac muscle contractility leading to HCM. In preclinical models of HCM, MYK-461 has been shown to prevent and reverse disease progression. We are currently evaluating MYK-461 in three Phase 1 clinical trials. In our first Phase 1 clinical trial of single ascending doses of MYK-461 in 48 healthy adult volunteers, MYK-461 was shown to be well tolerated across multiple dose levels up to 48 mg and has demonstrated clinical proof of mechanism in reducing cardiac contractility, an important biomarker of disease. We are currently enrolling two additional Phase 1 clinical trials of MYK-461, the first of which is an open-label single ascending dose, or SAD, trial in adult HCM patients, and the second is a double blind, placebo-controlled, multiple ascending dose, or MAD, trial in healthy adult volunteers. We expect to receive final data from both trials in the middle of 2016 and advance MYK-461 into Phase 2 clinical development in the second half of 2016. We believe that if approved, MYK-461 would be the first targeted therapy to treat an underlying biomechanical defect leading to HCM.

Our second program is DCM-1, where we are evaluating several novel drug compounds designed to treat heritable DCM by restoring normal contractility in the diseased DCM heart. We have identified compounds that have been shown to improve cardiac muscle contractility in animal models at doses above the expected therapeutic range without adverse events or impact on cardiac rhythms. We intend to initiate a Phase 1 clinical trial of a DCM compound in the first half of 2017. We believe that if approved, a product candidate from our DCM-1 program would be the first targeted therapy to treat an underlying biomechanical defect leading to DCM.

Additionally, we have two discovery programs, HCM-2 and LUS-1. HCM-2 is intended to reduce cardiac muscle contractility to normal levels in HCM patients through a different mechanism than that of MYK-461. LUS-1 is intended to counteract a muscle disruption that results in impaired relaxation of the heart, a biomechanical defect found in specific HCM and heritable DCM patient subgroups, as well as in other less common heritable cardiomyopathies. The following table summarizes our product development pipeline:

Our Collaboration with Sanofi S.A.

We have formed a strategic collaboration with Sanofi S.A. to help fund a portion of our research and development expenses while leveraging their cardiovascular and rare disease expertise in exchange for certain program and product rights, pursuant to a license and collaboration agreement we entered into in August 2014 with Aventis Inc., a wholly-owned subsidiary of Sanofi S.A., which we refer to as the Collaboration Agreement. Under the Collaboration Agreement, Sanofi agreed to provide up to an aggregate of $200.0 million in upfront and milestone payments, equity investments and research and development support in exchange for certain program and product development and commercialization rights. To date, of such amount, we have received from Sanofi an initial non-refundable upfront cash payment of $35.0 million and equity investments of $10.0 million in exchange for Series A-1 redeemable convertible preferred stock and $5.0 million in exchange for Series B redeemable convertible preferred stock. We retain the right to commercialize MYK-461 and HCM-2, and co-promotion rights for DCM-1, in the United States, and we are entitled to receive tiered royalties in the mid-single digits to the mid-teens on net sales of certain HCM and DCM products outside the United States and on net sales of certain DCM products in the United States. We retain all rights to our LUS-1 program and our future programs.

Our Management Team and Investors

We were incorporated in June 2012 by Third Rock Ventures, in partnership with world-leading scientific and clinical researchers in cardiovascular genetics and muscle biology. We are led by a team of executives and directors with significant experience in the discovery and development of novel therapeutics. Tassos Gianakakos, our Chief Executive Officer, was previously Senior Vice President and Chief Business Officer at MAP Pharmaceuticals, Inc. Our leadership has a successful track record in developing and commercializing several important cardiovascular therapies. Collectively, our team has contributed to multiple drug approvals, including Brilinta, Crestor, Forxiga, Integrilin and Onglyza.

We have raised approximately $94 million in equity financing to date from leading venture, strategic and public investors, including Third Rock Ventures, Sanofi, Fidelity Investments, Cormorant Asset Management, Casdin Capital, Perceptive Life Sciences, Cowen Investments and BridgeBio.

Risks Associated with Our Business

Our business is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk Factors” in this prospectus. These risks include, among others:

•	We are a very early-stage company with a limited operating history, have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses for the foreseeable future and may never generate any revenue from product sales or be profitable;

•	Even if this offering is successful, we will need to raise additional funding before we can expect to complete the development of any of our product candidates or generate any revenue from product sales;

•	Our precision medicine approach to the discovery and development of drugs for heritable cardiomyopathies is novel and may never lead to marketable products;

•	We are heavily dependent upon the success of MYK-461, which is in the early stages of clinical development, and all of our other programs are in discovery or preclinical development;

•	Preclinical and clinical drug development involves a lengthy and expensive process with an uncertain outcome, and we may never obtain regulatory approval for any product candidates;

•	We are substantially dependent on the Collaboration Agreement, and if this collaboration is unsuccessful or is terminated, we may not receive additional funding from this relationship and may not be able to successfully commercialize certain product candidates, including MYK-461;

•	If we are unable to obtain and maintain sufficient intellectual property protection for our product candidates or our platform technology, we may not be able to compete effectively; and

•	Our success depends in part upon our ability to retain our key employees, consultants and advisors and to attract, retain and motivate other qualified personnel.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.0 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the last day of the fiscal year in which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Also, we have irrevocably elected to “opt out” of the exemption for the delayed adoption of certain accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Corporate History and Information

We were incorporated under the laws of the State of Delaware in June 2012. Our principal executive office is located at 333 Allerton Ave., South San Francisco, California, and our telephone number is (650) 741-0900. Our website address is www.myokardia.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

We use various trademarks and trade names in our business, including without limitation our corporate name and logo. All other trademarks or trade names, including without limitation corporate names and logos, referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

THE OFFERING

Common stock offered by us	4,687,500 shares

Common stock to be outstanding after this offering	25,492,973 shares

Underwriters’ option	We have granted the underwriters an option to purchase a maximum of 703,125 additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of Proceeds	We estimate that we will receive net proceeds from the sale of our common stock in this offering of approximately $67.3 million, or $77.8 million if the underwriters fully exercise their option to purchase additional shares, assuming an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund the clinical development of MYK-461 through the completion of Phase 2 clinical trials, the advancement of our ongoing preclinical, discovery and research programs and the expansion of our platform, including SHaRe, and for working capital and general corporate purposes. See “Use of Proceeds” for additional information.

Risk Factors	You should read carefully “Risk Factors” beginning on page 10 and other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Directed share program	At our request, the underwriters have reserved 5% of the shares of common stock offered hereby, at the initial public offering price, to directors, officers, employees, business associates and related persons of MyoKardia, Inc. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See “Underwriting” beginning on page 142.

Proposed NASDAQ Global Market symbol	“MYOK”

Sanofi, our strategic collaboration partner and one of our existing stockholders (through its wholly owned subsidiary Aventis Inc.), has indicated an interest in purchasing up to an aggregate of $25.0 million shares of our common stock in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell fewer shares to Sanofi than it indicated an interest in purchasing or sell no shares to Sanofi, and Sanofi could determine to purchase fewer shares than it indicated an interest in purchasing or purchase no shares in this offering.

The number of shares of common stock to be outstanding after this offering is based on 20,805,473 shares of common stock outstanding as of September 30, 2015 and excludes:

•	1,160,264 shares of common stock issuable upon exercise of outstanding options as of September 30, 2015 at a weighted average exercise price of $1.22 per share;

•	1,650,000 shares of our common stock reserved for future issuance under our 2015 Stock Option and Incentive Plan, or 2015 Plan, which will become available for issuance effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2015 Plan; and

•	255,000 shares of common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, or the 2015 ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2015 ESPP.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•	a 1-for-3.675 reverse split of our outstanding common stock, which became effective on October 23, 2015;

•	the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 16,866,747 shares of our common stock immediately prior to the completion of this offering;

•	no exercise of the outstanding options described above;

•	no exercise by the underwriters of their option to purchase up to an additional 703,125 shares of our common stock in this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present summary consolidated financial data for our business. We derived the following financial statements of operations data for the years ended December 31, 2013 and 2014 from our audited financial statements included elsewhere in this prospectus. We derived the following consolidated statements of operations data for the six months ended June 30, 2014 and 2015 and the consolidated balance sheet data as of June 30, 2015 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for the fair statement of the financial information set forth in those statements. You should read this summary financial data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results and interim results are not necessarily indicative of results to be expected for the full year or any other period.

	Year Ended December 31,		Six Months Ended June 30,
(In thousands, except share and per share data)	2013	2014	2014	2015
			(unaudited)
Consolidated Statement of Operations Data:
Collaboration and license revenue	$—	$5,916	$—	$7,099
Operating expenses:
Research and development	11,603	18,296	8,774	13,345
General and administrative	2,029	4,838	1,802	3,661

Total operating expenses	13,632	23,134	10,576	17,006

Loss from operations	(13,632)	(17,218)	(10,576)	(9,907)
Interest and other income, net	—	2	—	18
Change in fair value of redeemable convertible preferred stock call option liability	932	387	(21)	314

Net loss and comprehensive loss	(12,700)	(16,829)	(10,597)	(9,575)
Cumulative dividend relating to redeemable convertible preferred stock	(1,087)	(2,864)	(1,033)	(2,630)
Accretion of redeemable convertible preferred stock to redemption value	(179)	(158)	(96)	(62)

Net loss attributable to common stockholders	$(13,966)	$(19,851)	$(11,726)	$(12,267)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(11.98)	$(11.30)	$(7.36)	$(5.24)

Weighted average shares used to compute net loss per share attributable to common stockholders, basic and diluted(1)	1,165,867	1,756,900	1,592,787	2,342,787

Pro forma net loss per share of common stock, basic and diluted(1)		$(1.54)		$(0.60)

Pro forma weighted average shares used to compute net loss per share of common stock, basic and diluted(1)		11,146,701		16,390,241

(1)	See Notes 2 and 9 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share of common stock and the weighted average number of shares used in the computation of the per share amounts.

	As of June 30, 2015
	(unaudited)
(In thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
Consolidated Balance Sheet Data:
Cash	$73,076	$73,076	$140,616
Working capital	54,831	54,831	122,371
Total assets	77,664	77,664	144,548
Redeemable convertible preferred stock	100,117	—	—
Accumulated deficit	(49,008)	(49,008)	(49,008)
Total stockholders’ (deficit) equity	(49,008)	51,109	118,409

(1)	On a pro forma basis giving effect to (i) the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 16,866,747 shares of our common stock immediately prior to the completion of the offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering.
(2)	On a pro forma as adjusted basis to give further effect to the sale of 4,687,500 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash, working capital, total assets and total stockholders’ equity by $4.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash, working capital, total assets and stockholders’ equity by approximately $14.9 million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.
(3)	On a pro forma as adjusted basis, cash, working capital and total assets reflect an increase of $67.5 million from net offering proceeds ($0.2 million of offering expenses reflected in the $67.3 million in net offering proceeds disclosed on page 6 of this prospectus were already paid and recorded as a reduction to cash, working capital and total assets as of June 30, 2015). In addition, total assets on a pro forma as adjusted basis further reflects a reduction of $0.6 million in deferred offering costs that will be reclassified to equity upon the consummation of this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the following risks, together with all the other information in this prospectus, including our consolidated financial statements and notes thereto, before you invest in our common stock. If any of the following risks actually materializes, our operating results, financial condition and liquidity could be materially adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a very early-stage company. We were incorporated and commenced operations in June 2012. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, creating and expanding on our precision medicine platform, identifying potential product candidates and undertaking preclinical studies and commencing Phase 1 clinical trials for our most advanced product candidate, MYK-461. We have not yet demonstrated our ability to successfully complete the clinical development of a product candidate, including the completion of any clinical trials designed to show the efficacy of a product candidate, obtain marketing approvals, manufacture a commercial scale medicine, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Typically, it takes many years to develop a new medicine from the time it is discovered to when it is available for treating patients. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a research focus to a company capable of supporting larger scale clinical development and commercial activities. If we are not successful in such a transition, our business, results and financial condition will be harmed.

We have a history of significant losses and may not achieve or sustain profitability and, as a result, you may lose all or part of your investment.

Our lead product candidate, MYK-461, is in the early stages of clinical testing and we must conduct significant additional clinical trials before we can seek the regulatory approvals necessary to begin commercial sales of any product candidates. We have incurred operating losses in each year since our inception due to costs incurred in connection with our research and development activities and general and administrative costs associated with our operations. Our net loss for the years ended December 31, 2013 and 2014 was $12.7 million and $16.8 million, respectively. As of June 30, 2015, we had an accumulated deficit of $49.0 million. We expect to incur increasing losses for several years, as we continue our research activities and conduct development of, and seek regulatory approvals for, our initial product candidates, and commercialize any approved drugs. If our product candidates fail in clinical trials or do not gain regulatory approval, or if our product candidates do not achieve market acceptance, we will not be profitable. If we fail to become and remain profitable, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

We have never generated any revenue from product sales and may never be profitable.

Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaborators, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. We do not anticipate generating revenues from product sales for the foreseeable future, if ever. Our ability to generate future revenue from product sales depends heavily on our success in:

•	completing research and preclinical and clinical development of our product candidates;

•	seeking and obtaining regulatory approvals to market product candidates for which we complete clinical trials;

•	developing a sustainable, scalable, reproducible and transferable manufacturing process for our product candidates;

•	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products and services to support clinical development and the market demand, if any, for our product candidates, if approved;

•	launching and commercializing product candidates for which we obtain regulatory approval, either through a collaboration or, if launched independently, by establishing a sales force, marketing and distribution infrastructure;

•	obtaining market acceptance of our product candidates and the use of precision medicine as a viable treatment option for cardiovascular diseases;

•	addressing any competing technological and market developments;

•	implementing additional internal systems and infrastructure, as needed;

•	identifying and validating new product candidates from our platform;

•	maintaining our existing collaboration agreement with Sanofi and negotiating favorable terms in any new collaboration, licensing or other arrangements into which we may enter;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

•	attracting, hiring and retaining qualified personnel who are suitable to our culture and mission.

Even if one or more of the product candidates that we are developing is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond our expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other regulatory agencies, domestic or foreign, to perform clinical trials and other studies in addition to those that we currently anticipate. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

Even if this offering is successful, we will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We are currently advancing MYK-461, our lead product candidate, through clinical development, and conducting preclinical discovery and development activities in our other programs. Drug development is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates in clinical trials.

As of September 30, 2015, our cash was $64.6 million. We estimate that the net proceeds from this offering will be approximately $67.3 million, based on the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund the clinical development of MYK-461 through the completion of Phase 2 clinical trials, the advancement of our ongoing preclinical, discovery and research programs and the expansion of our platform, including SHaRe, as well as for working capital and general corporate purposes. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic and licensing arrangements or a combination of these approaches. In any event, we will require additional capital to obtain regulatory approval for, and to commercialize, MYK-461 and our other product candidates. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Our funding requirements and the timing of our need for additional capital are subject to change based on a number of factors, including:

•	the rate of progress and the cost of our clinical trials of MYK-461;

•	the number of product candidates that we intend to develop using our precision medicine platform;

•	the costs of research and preclinical studies to support the advancement of other product candidates into clinical development;

•	the timing of, and costs involved in, seeking and obtaining approvals from the FDA and comparable foreign regulatory authorities, including the potential by the FDA or comparable regulatory authorities to require that we perform more studies than those that we current expect;

•	our ability to receive funding under our collaboration with Sanofi, and the timing of receipt of any such funding;

•	the costs of preparing to manufacture MYK-461 on a larger scale;

•	the costs of commercialization activities if MYK-461 or any future product candidate is approved, including the formation of a sales force;

•	the degree and rate of market acceptance of any products launched by us or our partners;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need and ability to hire additional personnel;

•	our ability to enter into additional collaboration, licensing, commercialization or other arrangements and the terms and timing of such arrangements; and

•	the emergence of competing technologies or other adverse market developments.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all of our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at a different stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Precision Medicine Platform and the Discovery and Development of Our Product Candidates

The precision medicine approach we are taking to discover and develop drugs for heritable cardiovascular diseases is novel and may never lead to marketable products.

We have concentrated our therapeutic product research and development efforts on the application of precision medicine to the treatment of heritable cardiovascular diseases, and our future success depends on the successful development of products based on our precision medicine platform and the continued development of this platform. We believe we are the first company to apply precision medicine to the treatment of cardiovascular disease, and neither we nor any other company has received regulatory approval to market therapeutics specifically targeting any form of heritable cardiomyopathy. The scientific discoveries that form the basis for our efforts to discover and develop product candidates are novel, and the scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. If we do not successfully develop and commercialize product candidates based upon our technological approach, we will not become profitable and the value of our common stock may decline.

Further, our focus solely on precision medicine for the development of drugs for heritable cardiomyopathies as opposed to multiple, more proven technologies for drug development increases the risks associated with the ownership of our common stock. If we are not successful in developing any product candidates using our precision medicine platform, we may be required to change the scope and direction of our product development activities. In that case, we may not be able to identify and implement successfully an alternative product development strategy, which would materially and adversely affect our business, financial condition and results of operations.

We depend heavily on the success of MYK-461, our lead product candidate. Other than MYK-461, all of our other programs are in discovery or preclinical development. Preclinical testing and clinical trials of our product candidates may not be successful. If we are unable to commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the identification of our lead product candidate, MYK-461, for the treatment of hypertrophic cardiomyopathy, or HCM. We are currently evaluating MYK-461 in early-stage clinical trials for HCM, and if MYK-461 fails to demonstrate safety or efficacy to the satisfaction of the FDA or other comparable regulatory authorities, we will need to identify other product candidates or target indications, or both, for clinical development. All of our other programs are still in discovery or preclinical development. Our ability to generate revenue from product sales, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of MYK-461 or other product candidates that we may identify from our precision medicine platform.

The success of MYK-461 and any other product candidates that we discover and develop will depend on many factors, including the following:

•	successful enrollment in, and completion of, clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and non-patent exclusivity for our medicines;

•	launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	a continued acceptable safety profile of our products following approval;

•	enforcing and defending intellectual property rights and claims; and

•	achieving desirable medicinal properties for the intended indications.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business.

Preclinical and clinical drug development involves a lengthy and expensive process with an uncertain outcome, and observations and results from earlier studies and trials may not be applicable or predictive in future clinical trials.

Preclinical and clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the preclinical development or clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. For example, although our preclinical observations and data from our Phase 1 single ascending dose clinical trial of MYK-461 in healthy volunteers support our hypothesis that MYK-461 has the potential to reduce cardiac muscle contractility and our belief that the results of that Phase 1 clinical trial have demonstrated proof of mechanism, we have not completed clinical trials of MYK-461 in larger populations, including patients with HCM. In addition, our precision medicine platform is based on a translational medicine approach. Translational medicine, or the application of basic scientific findings to develop therapeutics that promote human health, is subject to a number of inherent risks. In particular, scientific hypotheses formed from preclinical observations may prove to be incorrect, and the data generated in animal models or observed in limited patient populations may be of limited value, and may not be applicable in clinical trials conducted under the controlled conditions required by applicable regulatory requirements and our protocols. For example, although MYK-461 has been observed to reduce cardiac contractility as measured by certain established biomarkers in our first Phase 1 clinical trial, the predictive value of these biomarkers in HCM patients may prove to be less than anticipated in subsequent, larger clinical trials. The initial clinical data from our Phase 1 clinical trials of MYK-461 are preliminary in nature, based on limited doses and a small sample size, and the clinical development of MYK-461 is not complete. Early positive data may not be repeated or observed in ongoing or future trials involving our product candidates. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. There is a high failure rate for drugs and biologics proceeding through clinical trials, particularly in the field of cardiovascular medicine. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a material adverse effect on our business and operating results.

We may not be successful in our efforts to identify or discover potential product candidates.

The success of our business depends primarily upon our ability to identify, develop and commercialize therapeutics for the treatment of genetic cardiovascular diseases based on our precision medicine approach. A key element of our strategy is to use our precision medicine platform to identify and study compounds that can be used to correct or offset the abnormal contraction caused by HCM and dilated cardiomyopathy, or DCM. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

•	the research methodology used may not be successful in identifying appropriate biomarkers or potential product candidates;

•	our initial hypotheses based on our preclinical or early clinical observations may not be supported by later clinical results;

•	potential product candidates may, on further study, be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval; or

•	research programs to identify new product candidates require substantial technical, financial and human resources. We may choose to focus our efforts and resources on a potential product candidate that ultimately proves to be unsuccessful.

If we are unable to identify suitable compounds for preclinical and clinical development, we may be forced to abandon our development efforts for a research program or programs and we will not be able to obtain product revenues in future periods, which likely would result in significant harm to our financial position and adversely impact our stock price.

We may not be able to successfully use the Sarcomeric Human Cardiomyopathy Registry, or SHaRe, to identify or recruit patients for our clinical trials or to develop targeted precision therapeutics for the treatment of heritable cardiomyopathies.

We rely, and expect to continue to rely, on genetic and clinical data gathered through SHaRe to provide us with insight into risk profiles and disease progression in heritable cardiomyopathies. Although the body of information in SHaRe is growing, we may face challenges collecting additional data through SHaRe in the future for a variety of reasons, including:

•	insufficient funding to support the research necessary to generate patient data for SHaRe;

•	our failure to maintain existing relationships and establish new relationships with clinical investigators and research institutions whose activities support SHaRe and provide us with access patient data;

•	our failure to maintain or increase interest in SHaRe within our target patient communities; and

•	third parties may generate competing databases to which we do not have access.

Additionally, the predictive value of the information generated through SHaRe to date may be limited. Although we expect to use this data to define and identify patient subgroups most likely to respond to our product candidates, our initial hypotheses regarding this data may prove to be incorrect, or our patient selection strategies based on our analysis of this data may fail to yield suitable patients for evaluation in our clinical trials or suitable indications and product candidates for clinical development.

We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Although we have clinical trials ongoing for MYK-461, and although we are planning to initiate clinical trials for additional product candidates, we may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Additionally, we believe that our precision medicine approach should eliminate the need for MYK-461 to undergo the large outcomes-based studies that are often required for cardiovascular drugs as a condition to regulatory approval by the FDA or other regulatory authorities. However, regulatory authorities may nevertheless require us to conduct additional trials or generate additional data, including potential trials studying the interaction of our product candidates with other therapeutics commonly administered in the patient populations we are seeking to treat, which would increase the time and cost of our clinical development process.

Clinical trials can be delayed for a variety of reasons, including:

•	delays in reaching a consensus with regulatory agencies on trial design;

•	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;

•	delays in recruiting suitable patients to participate in our clinical trials;

•	imposition of a clinical hold by regulatory agencies, after an inspection of our clinical trial operations or trial sites;

•	failure by our CROs, other third parties or us to adhere to clinical trial requirements;

•	failure by us or our CROs or other third-party contractors to perform clinical trials in accordance with the FDA’s good clinical practice, or GCP, requirements or applicable regulatory guidelines in other countries;

•	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites;

•	delays in having patients complete participation in a study or return for post-treatment follow-up;

•	clinical trial sites deviating from a trial protocol or dropping out of a trial;

•	clinical trial subjects failing to comply with the trial regimen or dropping out of a trial;

•	adding new clinical trial sites;

•	failure to manufacture or supply sufficient quantities of product candidates for use in clinical trials;

•	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits; or

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, or suspension or termination is recommended by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with our product candidates, we may:

•	be delayed in obtaining marketing approval for our product candidates, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to changes with the way the product is administered;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy, or REMS;

•	be subject to the addition of labeling statements, such as warnings or contraindications;

•	be sued; or

•	experience damage to our reputation.

We may find it difficult to enroll patients in our clinical trials, which could delay or prevent clinical trials of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing to commence and complete our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates. If patients are unwilling to participate in our clinical trials because of a lack of familiarity with our approach to the treatment of cardiovascular diseases, negative publicity from adverse events in biotechnology or the fields of precision medicine or cardiovascular disease or for other reasons, including competitive clinical trials for similar patient populations, our timelines for recruiting patients, conducting clinical trials and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our technology or termination of our clinical trials altogether.

We may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics to achieve diversity in a study, to complete our clinical trials in a timely manner. Patient enrollment is affected by factors including:

•	severity of the disease under investigation;

•	design of the clinical trial protocol;

•	size and nature of the patient population;

•	eligibility criteria for the clinical trial in question;

•	perceived risks and benefits of the product candidate under study in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	proximity and availability of clinical trial sites for prospective patients;

•	availability of competing therapies and clinical trials;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians; and

•	ability to monitor patients adequately during and after treatment.

In particular, each of the conditions in which we plan to evaluate our current product candidates is a rare genetic disorder with limited patient pools from which to draw for clinical trials. To date, the HCM and DCM patient populations have not been extensively evaluated in clinical trials. As a result, enrollment in our planned clinical trials is difficult to predict and may take longer or cost more than we anticipate.

We plan to seek initial marketing approval in the United States. We may not be able to initiate or continue clinical trials if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA or other regulatory agencies. Our ability to successfully initiate, enroll and complete a clinical trial in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

•	difficulty in establishing or managing relationships with CROs and physicians;

•	different standards for the conduct of clinical trials;

•	our inability to locate qualified local consultants, physicians and partners; and

•	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.

If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which would have an adverse effect on our business.

Any of our product candidates may cause adverse effects or have other properties that could delay or prevent their regulatory approval, limit the scope of any approved label or market acceptance or result in other significant negative consequences following marketing approval, if any.

Adverse events or other unintended side effects caused by our product candidates could cause us, IRBs or ethics committees, clinical trial sites or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval. For example, through additional studies, we may determine that although MYK-461 has been shown to be specific to striated muscle, which includes both skeletal and cardiac muscle, and selective for cardiac muscle, it may target myosin in skeletal muscle, which could result in unintended side effects. To date, we have observed a total of nine clinical adverse events, all mild in severity, in our SAD Phase 1 clinical trial of MYK-461 in 48 healthy volunteers. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects in subjects treated with MYK-461. If the adverse events we have observed are deemed to be unacceptable or other unacceptable side effects are observed in any subsequent preclinical studies or clinical trials of our product candidates, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Any drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Further, if any of our future products, if and when approved for commercial sale, cause serious or unexpected side effects, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product or impose restrictions on its distribution in the form of a REMS or provide a medication guide outlining the risks of such side effects for distribution to patients;

•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;

•	we may be required to change the way the product is administered or conduct additional clinical trials;

•	we could be sued and held liable for harm caused to patients; or

•	our reputation may suffer.

Any of these events could prevent us or our partners from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our future products and impair our ability to generate revenues from the commercialization of these products.

Risks Related to Government Regulation

We currently do not have regulatory approval to market any of our product candidates. The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, EMA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a New Drug Application, or NDA, or other submission or to obtain regulatory approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market MYK-461 or any other product candidate we may develop, which would significantly harm our business, results of operations and prospects.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

Even if we complete the necessary preclinical studies and clinical trials, we cannot predict when or if we will obtain regulatory approval to commercialize a product candidate or the approval may be for a more limited indication than we expect.

We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate. Even if our product candidates demonstrate safety and efficacy in clinical trials, the regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials and the review process. Regulatory agencies also may approve a treatment candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our treatment candidates. If we are unable to obtain regulatory approval for our product candidates for use in the treatment of heritable cardiomyopathies, our business may suffer.

Failure to obtain marketing approval in international jurisdictions would prevent our medicines from being marketed in such jurisdictions.

In order to market and sell our products in the European Union and many other jurisdictions, we or our third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We or these third parties may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, the failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval in other jurisdictions. We may not be able to file for marketing approvals, and even if we do, we may not obtain necessary approvals to commercialize our medicines in any market.

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to extensive and ongoing regulatory requirements and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, Current Good Manufacturing Practice, or cGMP, requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, and requirements regarding the distribution of samples to physicians and recordkeeping. For example, the holder of an approved NDA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the NDA. The holder of an approved NDA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP, and adherence to commitments made in the NDA.

Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the medicine.

The FDA closely regulates the post-approval marketing and promotion of medicines to ensure that they are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market our medicines for their approved indications, we may be subject to enforcement action for off-label marketing.

In addition, later discovery of previously unknown problems with our medicines, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on the labeling, marketing or manufacturing of the product;

•	restrictions on distribution or use of the product;

•	requirements to conduct post-marketing clinical trials or holds on ongoing or planned clinical trials;

•	warning or untitled letters;

•	withdrawal of the medicines from the market;

•	refusal by the FDA or comparable foreign regulatory authorities to approve pending applications or supplements to approved applications that we submit;

•	mandatory or voluntary recalls;

•	fines, restitution or disgorgement of profits or revenue;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our medicines;

•	product seizure or detention; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenues.

We may seek one or more special designations from regulatory authorities for our product candidates, including Breakthrough Therapy Designation, Fast Track Designation or Orphan Drug Designation. These designations may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek one or more special designations from regulatory authorities for our product candidates, including Breakthrough Therapy Designation, Fast Track Designation or Orphan Drug Designation.

A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically important endpoints, such as substantial treatment effects observed early in clinical development. For products that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Products designated as breakthrough therapies by the FDA can also be eligible for accelerated approval.

If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for Fast Track Designation.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, Orphan Drug Designation entitles a party to incentives such as tax advantages and user-fee waivers.

The FDA has broad discretion whether or not to grant these designations, so even if we believe a particular product candidate is eligible for a particular designation, we cannot assure you that the FDA would decide to grant it. Accordingly, even if we believe one of our product candidates meets the criteria for a designation, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a particular designation for a product candidate may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification and rescind the breakthrough designation. Further, the FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from a clinical development program.

Risks Related to Our Reliance on Third Parties

We are substantially dependent upon our collaboration agreement with Sanofi for the development and eventual commercialization of MYK-461 and any product candidates from our HCM-2 and DCM-1 programs. If this collaboration is unsuccessful or is terminated, we may be unable to commercialize certain product candidates and we will not receive additional funding from this relationship.

We depend upon our license and collaboration agreement with Aventis Inc., a wholly-owned subsidiary of Sanofi S.A., which we refer to as the Collaboration Agreement, for financial and scientific resources related to the clinical development and commercialization of product candidates under our MYK-461, HCM-2 and DCM-1 programs. While Sanofi has obligations to fund various research and development activities under the collaboration and with respect to the commercialization of product candidates in selected territories under certain programs under the Collaboration Agreement, our ability to receive funding from this relationship will depend upon the ability and willingness of Sanofi to successfully meet its responsibilities under our Collaboration Agreement and continue the collaboration. We may not receive some or all of the financial and scientific resources that we currently expect to receive under our Collaboration Agreement.

Our ability to generate additional funding from our Collaboration Agreement may be impaired by several factors including:

•	Sanofi may elect not to continue the term of our research collaboration beyond December 31, 2016;

•	Sanofi may shift its priorities and resources away from our programs due to a change in business strategies, or a merger, acquisition, sale or downsizing of its company or business unit;

•	Sanofi may cease development and commercialization activities in therapeutic areas which are the subject of our collaboration;

•	Sanofi may change the success criteria for a particular program or potential product candidate, thereby delaying or ceasing development of such program or candidate;

•	Sanofi may exercise its rights to terminate the collaboration; or

•	a dispute may arise between us and Sanofi concerning financial obligations or the research, development or commercialization of a program or product candidate, resulting in a delay in payments or termination of a program and possibly resulting in costly litigation or arbitration which may divert management attention and resources.

Specifically, with respect to termination, the initial term of the research program under our Collaboration Agreement with Sanofi is set to end on December 31, 2018. If, however, prior to December 31, 2016 Sanofi does not provide us with notice of its intent to continue the collaboration or if Sanofi provides notice of its intent to discontinue the collaboration, the research collaboration will terminate on December 31, 2016. Additionally, at any time after December 31, 2018, Sanofi may, upon prior written notice to us, terminate the collaboration agreement for convenience in its entirety or on a region-by-region or program-by-program basis with respect to selected regions. The Collaboration Agreement is also subject to termination by either party upon a material breach by the other party, subject to a notice and cure period, or upon a bankruptcy, insolvency or similar event affecting the other party.

If our Collaboration Agreement with Sanofi is terminated, then, depending on the event:

•	the development of our product candidates subject to the collaboration agreement may be terminated or significantly delayed;

•	our cash expenditures could increase significantly if it is necessary for us to hire additional employees and allocate internal resources to the development and commercialization of product candidates that were previously funded, or expected to be funded, by Sanofi;

•	we would bear all of the risks and costs related to the further development and commercialization of product candidates that were previously the subject of the Collaboration Agreement;

•	in order to fund further development and commercialization, we may need to seek out and establish alternative strategic collaborations with third-party partners, which may not be possible; or

•	we may not be able to do so on terms which are acceptable to us, in which case it may be necessary for us to limit the size or scope of one or more of our programs or increase our expenditures and seek additional funding by other means.

Any of these events would have a material adverse effect on our results of operations and financial condition.

We expect to rely on third parties to conduct some or all aspects of our protocol development, research and preclinical and clinical testing, and these third parties may not perform satisfactorily.

We do not expect to independently conduct all aspects of our protocol development, research and preclinical and clinical testing. We currently rely, and expect to continue to rely, on third parties with respect to these items.

Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it could delay our product development activities. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations and study protocols. For product candidates that we develop and commercialize on our own, we will remain responsible for ensuring that each of our Investigational New Drug, or IND, enabling studies and clinical trials are conducted in accordance with the study plan and protocols. We and our third-party contractors and CROs are required to comply with GCP regulations, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of

the European Economic Area, or EEA, and comparable foreign regulatory authorities for all products in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our third-party contractors or CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study plans and protocols, we will be delayed in completing, or may not be able to complete, the preclinical and clinical studies required to support future IND submissions and approval of our product candidates. Any of these events could lead to clinical study delays or failure to obtain regulatory approval, or impact our ability to successfully commercialize future products. Some of these events could be the basis for FDA action, including injunction, recall, seizure or total or partial suspension of production.

We contract with third parties for the manufacture of our product candidates for preclinical testing and expect to continue to do so for clinical trials and for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or medicines or that such supply will not be available to us at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not have any manufacturing facilities. We currently rely, and expect to continue to rely, on third-party manufacturers for the manufacture of our product candidates for preclinical and clinical testing and for the commercial supply of any of these product candidates for which we or our collaborators obtain marketing approval. To date, we have obtained materials for MYK-461 for our Phase 1 clinical trials from third-party manufacturers. We do not have a long term supply agreement with the third-party manufacturers, and we purchase our required drug supply on a purchase order basis. We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

•	the inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;

•	reduced control as a result of using third-party manufacturers for all aspects of manufacturing activities;

•	reliance on the third party for regulatory compliance, quality assurance, and safety and pharmacovigilance reporting;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us; and

•	disruptions to the operations of our third-party manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier.

The facilities used by our contract manufacturers to manufacture any of our future products must be approved by the FDA pursuant to inspections that will be conducted after we submit an NDA to the FDA. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the cGMP regulation for manufacture of both active drug substances and finished drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Third-party manufacturers may not be able to comply with cGMP, regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or medicines, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our medicines and harm our business and results of operations.

Any products that we may develop may compete with our other product candidates and products and the products of third parties for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for a redundant supply of bulk drug substances. If any one of our current contract manufacturer cannot perform as agreed, we may be required to replace that manufacturer. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any such replacement.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or medicines may adversely affect our future profit margins and our ability to commercialize any medicines that receive marketing approval on a timely and competitive basis.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our medicines and technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize medicines and technology similar or identical to ours, and our ability to successfully commercialize our medicines and technology may be adversely affected.

Our commercial success will depend, in part, on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary products and technology. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and medicines that are important to our business. To date, we do not own or have any rights to any issued patents that cover any of our proprietary technology or product candidates, and we cannot be certain that we will secure any rights to any issued patents with claims that cover any of our proprietary technology or product candidates.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

We may in the future license patent rights that are valuable to our business from third parties, in which event we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology or medicines underlying such licenses. We cannot be certain that these patents and applications will be prosecuted and enforced in a manner consistent with the best interests of our business. If any such licensors fail to maintain such patents, or lose rights to those patents, the rights we have licensed may be reduced or eliminated and our right to develop and commercialize any of our products that are the subject of such licensed rights could be adversely affected. In addition to the foregoing, the risks associated with patent rights that we license from third parties also apply to patent rights we own.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued, and even if issued, the patents may not meaningfully protect our technology or medicines, effectively prevent competitors and third parties from commercializing competitive technologies and medicines or otherwise provide us with any competitive advantage. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. Changes in the patent laws, implementing regulations or interpretation of the patent laws in the United States and other countries may also diminish the value of our patents or narrow the scope of our patent protection.

The laws of foreign countries may not protect our rights to the same extent as the laws of the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. For those countries where we do not have granted patents, we may not have any ability to prevent the unauthorized use or sale of our proprietary medicines and technology. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore we cannot be certain that we were the first to make the inventions claimed in our owned or any licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

Assuming the other requirements for patentability are met, prior to March 2013, in the United States, the first to make the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. Beginning in March 2013, the United States transitioned to a first inventor to file system in which, assuming the other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent. We may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or U.S. PTO, or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review or interference proceedings challenging our patent rights or the patent rights of others. Participation in these proceedings can be very complex, expensive, and may divert our management’s attention from our core business. Furthermore, an adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize medicines without infringing third-party patent rights.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and medicines. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and medicines, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. With respect to our proprietary molecularly targeted small molecule drugs, we consider trade secrets and know-how to be our primary intellectual property. Trade secrets and know-how can be difficult to protect. In particular, we anticipate that with respect to our precision medicine platform, these trade secrets and know-how will over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel skilled in the art from academic to industry scientific positions.

We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be harmed.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter partes reexamination proceedings before the U.S. PTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire.

Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid, is unenforceable and/or is not infringed, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. Interference proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may also be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. In the future, we may have ownership disputes arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.

If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. PTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to Commercialization and the Market for Our Product Candidates

If the market opportunities for our product candidates are smaller than we believe they are or if we are unable to market our products to expanded patient populations, our revenues may be adversely affected and our business may suffer.

We focus our research and product development efforts on treatments for heritable cardiomyopathies, and our targeted indications are rare genetic diseases. In particular, we estimate that approximately 630,000 people in the United States have a form of HCM, and that approximately 400,000 people in the United States have a form of heritable DCM. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on estimates derived from primary research with physicians and payors, analysis of medical journals and peer-reviewed literature, the work of third-party consultants and other publicly- or non-publicly-available data sources. These estimates may prove to be incorrect and new studies may change the estimated incidence or prevalence of our targeted disease indications. The number of patients in the United States, Europe and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our products, and new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.

Additionally, because the target patient populations of our product candidates are small, we must be able to successfully identify patients and achieve a significant market share to achieve or maintain profitability and growth. Although we plan to use SHaRe to identify and select patients who are suitable for treatment with our products, if approved, we may not be able to identify or target a sufficient number of patients through SHaRe or our sales and marketing efforts to achieve the necessary market share.

Even if any of our product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

If any of our product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors and others in the medical community. For example, current treatments such as beta blockers, non-dihydropyridine calcium channel blockers and disopyramide are well-established in the medical community, and doctors may continue to rely on these treatments. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	efficacy and potential advantages compared to alternative treatments;

•	the ability to offer our medicines for sale at competitive prices;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	sufficient third-party coverage or reimbursement; and

•	the prevalence and severity of any side effects.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any revenues.

We have no experience marketing or selling our product candidates. To successfully commercialize any products that may result from our development programs, we will need to develop these capabilities, either on our own or with others. We may enter into collaborations with other entities to utilize their mature marketing and distribution capabilities, but we may be unable to enter into marketing agreements on favorable terms, if at all. If our future collaborations do not commit sufficient resources to commercialize our future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

The insurance coverage and reimbursement status of newly-approved products targeting small patient populations is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford expensive treatments, such as endothelin receptor antagonists used in the treatment of certain cardiovascular diseases. Sales of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. Additionally, therapies directed at small patient populations, such as our product candidates, may be more expensive, and reimbursement options for these therapies may be more limited. If reimbursement or coverage is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products and for products whose targeted patient populations are small. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS or third-party payors will decide with respect to reimbursement and coverage for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Reimbursement agencies in Europe may be more conservative than CMS.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries may put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medicines, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

Moreover, increasing efforts by governmental and third-party payors, in the United States and abroad, to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Risk Related to Our Business and Industry

We may be subject to healthcare laws, regulation and enforcement, and our failure to comply with these laws could harm our results of operations and financial conditions.

Although we do not currently have any products on the market, if we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly, or indirectly through our customers and third-party payors, subject to various U.S. federal and state fraud and abuse, patient privacy laws and other healthcare regulatory laws, and to additional healthcare, statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. These laws may impact, among other things, our proposed sales, marketing and education programs and constrain the business of financial arrangements and relationships with healthcare providers, physicians and other parties through which we market, sell and distribute our products for which we obtain marketing approval. The laws that may affect our ability to operate include:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	the U.S. federal False Claims Act, which imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false of fraudulent claim for purposes of the False Claims Act;

•	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, and as amended again by the final HIPAA omnibus rule, Modifications to the HIPAA Privacy, Security, Enforcement and Breach Notification Rules Under HITECH and the Genetic Information Nondiscrimination Act; Other Modifications to the HIPAA Rules, published in January 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization on covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information;

•	the U. S. Federal Food, Drug, and Cosmetic Act, or FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

•	the U. S. legislation commonly referred to as the Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively PPACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS, information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, as well as ownership and investment interests held by physicians and other healthcare providers and their immediate family members;

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analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U. S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

•	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, it could adversely affect our ability to operate our business and our results of operations.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

Our competitors may develop drugs that are less expensive, safer, or more effective, which may diminish or eliminate the commercial success of any drugs that we may commercialize.

Our competitors may:

•	develop drug candidates and market drugs that are less expensive or more effective than our future drugs;

•	commercialize competing drugs before we or our partners can launch any drugs developed from our drug candidates;

•	initiate or withstand substantial price competition more successfully than we can;

•	have greater success in recruiting skilled scientific workers from the limited pool of available talent;

•	more effectively negotiate third-party licenses and strategic collaborations; and

•	take advantage of acquisition or other opportunities more readily than we can.

We will compete for market share against large pharmaceutical and biotechnology companies and smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors, either alone or together with their partners, may develop new drug candidates that will compete with ours, as these competitors may, and in certain cases do, operate larger research and development programs or have substantially greater financial resources than we do. Our competitors may also have significantly greater experience in:

•	developing product candidates;

•	undertaking preclinical testing and clinical trials;

•	building relationships with key customers and opinion-leading physicians;

•	obtaining and maintaining FDA and other regulatory approvals of product candidates;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

If our competitors market drugs that are less expensive, safer or more effective than our potential drugs, or that reach the market sooner than our potential drugs, we may not achieve commercial success. In addition, the life sciences industry is characterized by rapid technological change. Because our research approach integrates many technologies, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change we may be unable to compete effectively. Our competitors may render our technologies obsolete by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our drug discovery process that we believe we derive from our research approach and proprietary technologies.

Public opinion and heightened regulatory scrutiny of precision medicine for the treatment of cardiovascular disease may impact public perception of our product candidates or adversely affect our ability to conduct our business or obtain regulatory approvals for our product candidates.

Precision medicine remains a novel technology, particularly in the field of cardiovascular disease, with no products approved to date in the United States that are specifically targeted at correcting the underlying biomechanical defects in cardiac contractility associated with HCM and DCM. Public perception may be influenced by claims that these therapies are unproven or unsafe, and our product candidates may not gain the acceptance of the public or the medical community. In particular, our success will depend upon physicians, who specialize in the treatment of those diseases that our product candidates target, prescribing treatments that involve the use of our product candidates in lieu of, or in addition to, existing treatments they are already familiar with and for which greater clinical data may be available. More restrictive government regulations or negative public opinion could have an adverse effect on our business or financial condition and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop. Adverse events in our clinical trials, even if not ultimately attributable to our product candidates, and the resulting publicity, could result in increased governmental regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our potential product candidates, stricter labeling requirements for those product candidates that are approved and a decrease in demand for any such product candidates.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States, the EU, and other foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, PPACA changes the way healthcare is financed by both governmental and private insurers and significantly impacts the U.S. pharmaceutical and biotechnology industries. PPACA, among other things, subjects biologic products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs and biologic agents, and a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. At this time, the full effect that PPACA would have on our business remains unclear.

In addition, other legislative changes have been proposed and adopted in the United States since PPACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. The U.S. federal government has set a goal of moving 50% of Medicare payments into these “Alternative Payment Models” by the end of 2018. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Our future success depends on our ability to retain key employees and consultants, including our scientific advisors and founders, and to attract, retain and motivate qualified personnel.

We are highly dependent on our scientific advisors and founders and the principal members of our executive team listed under “Management” located elsewhere in this prospectus, including Tassos Gianakakos, our President and Chief Executive Officer, Jonathan C. Fox, M.D., Ph.D., our Chief Medical Officer, Joseph Lambing, Ph.D., our Senior Vice President, Nonclinical and Pharmaceutical Development, and Robert S. McDowell, Ph.D., our Senior Vice President of Drug Discovery, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with each of our executive officers, any of them could leave our employment at any time, as all of our employees are “at will” employees. Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled executives and scientific experts in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies, as well as from academic and research institutions, for individuals with similar skill sets. In addition, any failure of our programs to succeed in preclinical studies or clinical trials may make it more challenging to recruit and retain qualified personnel. The inability to recruit or the loss of the services of any executive, key employee, consultant or advisor may impede the progress of our research, development and commercialization objectives.

We will need to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations.

As of September 30, 2015, we had 54 full-time employees. As we mature, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial medicines or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable medicines. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Our anticipated international operations may expose us to business, regulatory, political, operational, financial, pricing and reimbursement and economic risks associated with doing business outside of the United States.

We have a wholly-owned Australian subsidiary through which we plan to conduct clinical trials in Australia. Our business strategy also contemplates potential additional international operations as we seek to continue the development of MYK-461 and other product candidates that we have or may identify, seek regulatory approval for our product candidates, and commercialize any product candidates that are approved outside the United States. If any product candidates for which we have retained worldwide commercial rights are approved, we may hire sales representatives and conduct physician and patient group outreach activities outside of the United States. Doing business internationally involves a number of risks, including but not limited to:

•	multiple, conflicting, and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses;

•	failure by us to obtain and maintain regulatory approvals for the use of our products in various countries;

•	complexities and difficulties in obtaining protection for and enforcing our intellectual property rights;

•	difficulties in staffing and managing foreign operations;

•	complexities associated with managing multiple payor reimbursement regimes, government payors, or patient self-pay systems;

•	limits in our ability to penetrate international markets;

•	financial risks, such as exposure to foreign currency exchange rate fluctuations and their impact on payments required in local currency;

•	natural disasters, political and economic instability, including wars, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

•	certain expenses including, among others, expenses for travel, translation, and insurance; and

•	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaboration partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaboration partners may engage in fraudulent conduct or other illegal activities. Misconduct by these parties could include intentional, reckless and/or negligent conduct or unauthorized activities that violate: (i) the regulations of the FDA, EMA and other regulatory authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad; or (iv) laws that require the reporting of true, complete and accurate financial information and data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other U.S. federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the recent global financial crisis, could result in a variety of risks to our business, including, our ability to raise additional capital when needed on acceptable terms, if at all, and weakened demand for our product candidates. This is particularly true in Europe, which is undergoing a continued severe economic crisis. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Earthquakes or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any medicines that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any medicines that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or medicines caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or medicines that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize MYK-461 or any other product candidates that we may develop.

Although we maintain product liability insurance, including coverage for clinical trials that we sponsor, it may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage as we commence additional clinical trials and if we successfully commercialize any product candidates. The market for insurance coverage is increasingly expensive, and the costs of insurance coverage will increase as our clinical programs increase in size. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Our internal computer systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our operations.

Despite the implementation of security measures, our internal computer systems and those of our third-party CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and experience delays or disruptions to various aspects of our operations, including our financial reporting and the development of our product candidates.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a rolling three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. While we have determined that an ownership change occurred in April 2015 in connection with our Series B redeemable convertible preferred stock financing, we do not believe that this ownership change will result in the expiration of any of our existing NOLs prior to utilization. Our other prior equity offerings and other changes in our stock ownership may have resulted in other ownership changes. In addition, we may experience ownership changes in the future as a result of this offering or subsequent changes in our stock ownership, some of which are outside of our control. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Risk Related to Our Common Stock and this Offering

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

The market price of our common stock is likely to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

•	adverse results or delays in preclinical studies or clinical trials;

•	reports of adverse events in other products for the treatment of cardiovascular diseases or clinical trials of such products;

•	a decision by Sanofi to terminate or cease moving forward with the Collaboration Agreement;

•	inability to obtain additional funding;

•	any delay in filing an IND or NDA for any of our product candidates and any adverse development or perceived adverse development with respect to the FDA’s review of that IND or NDA;

•	failure to develop successfully and commercialize our product candidates;

•	failure to maintain our existing strategic collaborations or enter into new collaborations;

•	failure by us or our licensors and strategic collaborators to prosecute, maintain or enforce our intellectual property rights;

•	changes in laws or regulations applicable to future products;

•	inability to obtain adequate product supply for our product candidates or the inability to do so at acceptable prices;

•	adverse regulatory decisions;

•	introduction of new products, services or technologies by our competitors;

•	failure to meet or exceed financial projections we may provide to the public or to the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us, our strategic collaboration partner or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	additions or departures of key scientific or management personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	changes in the market valuations of similar companies;

•	sales of our common stock by us or our stockholders in the future; and

•	trading volume of our common stock.

In addition, companies trading in the stock market in general, and The NASDAQ Global Market, or NASDAQ, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we intend to apply to list our common stock on NASDAQ, an active trading market for our shares may never develop or be sustained following this offering. Further, Sanofi, our strategic collaboration partner and one of our existing stockholders (through its wholly owned subsidiary Aventis Inc.), has indicated an interest in purchasing up to an aggregate of $25.0 million shares of our common stock in this offering at the initial public offering price. To the extent Sanofi purchases any shares in this offering, fewer shares may be actively traded in the public market, which would reduce the liquidity of the market for our common stock. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing shares of common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted book value per share of our tangible assets after subtracting our liabilities. As a result, investors purchasing shares of common stock in this offering will incur immediate dilution of $11.33 per share, based on the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma adjusted net tangible book value as of June 30, 2015. Further, based on these assumptions, investors purchasing shares of common stock in this offering will contribute approximately 44% of the total amount invested by stockholders since our inception, but will own only approximately 18% of the shares of common stock outstanding. For information on how the foregoing amounts were calculated, see “Dilution” located elsewhere in this prospectus.

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering, and the exercise of stock options granted to our employees. In addition, as of June 30, 2015, options to purchase 1,258,013 shares of our common stock at a weighted average exercise price of $1.14 per share were outstanding. The exercise of any of these options or any outstanding options granted subsequently would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, as well as other factors, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

Additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

In addition, sales of a substantial number of shares of our outstanding common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. Based on shares outstanding as of September 30, 2015, upon completion of this offering, we will have 25,492,973 outstanding shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares. As of the date of this prospectus, approximately 20.8 million shares of common stock will be subject to a 180-day contractual lock-up with the underwriters.

In addition, as of September 30, 2015, there were 1,160,264 shares subject to outstanding options that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of approximately 17.4 million shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

Pursuant to our 2015 Stock Option and Incentive Plan, or the 2015 Plan, we have initially reserved 1,650,000 shares for issuance pursuant to stock options and other equity-based awards to be granted to our employees, directors and consultants. Beginning on January 1, 2017, the number of shares available for future grant under the 2015 Plan will automatically increase each year by up to 4% of all shares of our capital stock outstanding as of December 31 of the prior calendar year, subject to the ability of our board of directors to take action to reduce the size of the increase in any given year. In addition, pursuant to our 2015 Employee Stock Purchase Plan, or the 2015 ESPP, we have initially reserved 255,000 shares for purchase by eligible employees. Beginning on January 1, 2017 and ending on January 1, 2025, the number of shares available for future issuance under the 2015 ESPP will automatically increase each year by up to the lesser of 3,000,000 shares of common stock or 1% of all shares of our capital stock outstanding as of December 31 of the prior calendar year, subject to the ability of our board of directors to take action to reduce the size of the increase in any given year. Currently, we plan to register the increased number of shares available for issuance under the 2015 Plan and the 2015 ESPP each year. If our board of directors elects to increase the number of shares available for future grant under these plans by the maximum amount each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our executive officers, directors, five percent or greater stockholders and their affiliates beneficially own approximately 83.5% of our voting stock and, upon closing of this offering, that same group will beneficially own approximately 68.4% of our outstanding voting stock. In addition, Sanofi, our strategic collaboration partner and one of our existing stockholders (through its wholly owned subsidiary Aventis Inc.), has indicated an interest in purchasing up to an aggregate of $25.0 million shares of our common stock in this offering. Such a purchase, if completed, would be made at the initial public offering price and on the same terms as the shares that are sold to the public generally. If Sanofi purchases all shares they have indicated an interest in purchasing, our executive officers, directors, five percent or greater stockholders and their affiliates will beneficially own approximately 74.4% of our outstanding voting stock upon the closing of this offering (based on the assumed initial public offering price of $16.00 per share and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options). Therefore, even after this offering, these stockholders will have the ability to influence us through their ownership positions. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders, acting together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may believe are in your best interest as one of our stockholders.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds” located elsewhere in this prospectus, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event that securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our operating results fail to meet the forecasts of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and NASDAQ have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could impair our ability to produce timely and accurate consolidated financial statements and result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expenses related to our precision medicine platform, our product candidates or our research and development programs;

•	if any of our product candidates receives regulatory approval, the level of underlying demand for these product candidates;

•	addition or termination of clinical trials or funding support;

•	our execution of any new collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements.

•	any intellectual property infringement lawsuit in which we may become involved; and

•	regulatory developments affecting our product candidates or those of our competitors.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, include provisions that:

•	authorize “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	create a classified board of directors whose members serve staggered three-year terms;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, our chief executive officer or our president;

•	prohibit stockholder action by written consent;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that our directors may be removed only for cause and with the vote of the holders of 75% or more of our outstanding capital stock then entitled to vote at an election of directors;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even if less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors;

•	expressly authorize our board of directors to modify, alter or repeal our amended and restated bylaws; and

•	require supermajority votes of the holders of our common stock to amend specified provisions of our amended and restated certificate of incorporation and amended and restated bylaws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us.

Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the timing and success of our ongoing Phase 1 clinical trials of MYK-461;

•	the timing of, and our ability to initiate, Phase 2 clinical trials of MYK-461 in obstructive and symptomatic nonobstructive HCM patients;

•	our ability to enroll patients in our clinical trials at the pace that we project;

•	our ability to obtain regulatory approval for any of our product candidates without the need for large, outcome-based studies;

•	our ability to identify and advance through clinical development any additional product candidates from our precision medicine platform, including from our HCM-2, DCM-1 and LUS-1 programs;

•	our ability to successfully maintain our strategic collaboration with Sanofi;

•	our ability to obtain and maintain intellectual property protection for our precision medicine platform and our product candidates;

•	our ability to successfully build a specialty sales force and commercial infrastructure to market MYK-461 and any product candidates from our program, if approved, in the United States and any product candidates for our other programs worldwide;

•	our ability to compete with companies currently producing or engaged in the clinical development of treatments for the disease indications that we pursue;

•	our reliance on third parties to conduct our clinical trials and to manufacture drug substance for use in our clinical trials;

•	our ability to retain and recruit key personnel;

•	our expectations regarding government and third-party payor coverage and reimbursement;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our expected uses of the net proceeds from this offering;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our financial performance; and

•	developments and projections relating to our competitors or our industry.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we assume no obligation to update or revise any forward-looking statements except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus also contains estimates, projections and other information concerning our industry, our business, and the markets for certain diseases, including data regarding the estimated size of those markets, and the incidence and prevalence of certain medical conditions. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $67.3 million, or $77.8 million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the net proceeds to us from this offering by $4.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease, respectively, our net proceeds from this offering by $14.9 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, plus, if needed, cash on hand, as follows:

•	approximately $35.0 million to fund the clinical development of MYK-461 through the completion of our planned Phase 2 clinical trials;

•	approximately $25.0 million to advance our ongoing preclinical, discovery and research programs and the expansion of our platform, including SHaRe; and

•	the remaining proceeds, if any, to fund new and ongoing research and development activities, working capital and other general corporate purposes.

We may also use a portion of the net proceeds to in-license, acquire or invest in new businesses, technology or assets. Although we have no specific agreements, commitments or understandings with respect to any in-license or acquisition, we evaluate such opportunities and engage in related discussions with other companies from time to time.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of our preclinical and clinical development activities may vary significantly depending on numerous factors, including the progress of our development efforts, including the number of product candidates we intend to develop, the status of and results from preclinical studies and our ongoing clinical trials or any clinical trials we may commence in the future or to obtain regulatory approval for MYK-461 and any other product candidates we may identify and pursue, the timing of, and our ability to receive, any funding pursuant to our collaboration with Sanofi, the timing and costs associated with the manufacture and supply of MYK-461 and any other product candidates we may identify and pursue for clinical development or commercialization, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. We do not anticipate paying any dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any future determination to declare dividends will be subject to the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2015:

•	on an actual basis;

•	on a pro forma basis to reflect (i) the conversion of all of the outstanding shares of our redeemable convertible preferred stock into an aggregate of 16,866,747 shares of common stock immediately prior to the completion of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis to give further effect to the sale of 4,687,500 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discount and commissions and estimated offering expenses payable by us.

You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the heading “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2015 (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted(1)(2)
Cash	$73,076	$73,076	$140,616

Redeemable convertible preferred stock, $0.0001 par value, 62,235,313 shares authorized, 61,985,313 shares issued and outstanding, actual; no shares authorized or issued and outstanding pro forma and pro forma as adjusted	100,117	—	—
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value, no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0001 par value, 100,000,000 shares authorized, 3,798,722 shares issued and outstanding, actual; 150,000,000 shares authorized, pro forma and pro forma as adjusted; 20,665,469 shares issued and outstanding, pro forma; 25,352,969 shares issued and outstanding, pro forma as adjusted	—	2	3
Additional paid-in capital	—	100,115	167,414
Accumulated deficit	(49,008)	(49,008)	(49,008)

Total stockholders’ (deficit) equity	(49,008)	51,109	118,409

Total capitalization	$51,109	$51,109	$118,409

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash, additional paid-in capital, total stockholder’s equity and total capitalization by $4.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash, additional paid-in capital and total stockholders’ equity by approximately $14.9 million, assuming the assumed initial public offering price per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	Pro Forma as adjusted cash reflects $0.2 million of deferred offering costs that had been paid as of June 30, 2015.

The number of shares of common stock issued and outstanding actual, pro forma and pro forma as adjusted in the table above excludes the following:

•	1,258,013 shares of common stock issuable upon exercise of outstanding options as of June 30, 2015 at a weighted average exercise price of $1.14 per share;

•	1,650,000 shares of our common stock reserved for future issuance under our 2015 Stock Option and Incentive Plan, which will become available for issuance effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan; and

•	255,000 shares of common stock reserved for future issuance under our 2015 ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2015 ESPP.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Net tangible book value per share is determined by dividing our total tangible assets (excluding deferred offering costs of $0.6 million) less our total liabilities by the number of shares of common stock outstanding as of June 30, 2015. Our historical net tangible book value as of June 30, 2015 was $(49.7) million, or $(13.07) per share. Our pro forma net tangible book value as of June 30, 2015 was $50.5 million, or $2.44 per share, based on our net tangible book value above, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of June 30, 2015 into an aggregate of 16,866,747 shares of common stock upon completion of this offering.

Dilution per share to investors participating in this offering represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2015 would have been $118.4 million, or $4.67 per share. This represents an immediate increase in net tangible book value of $2.23 per share to existing stockholders and an immediate dilution in net tangible book value of $11.33 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$16.00
Historical net tangible book value per share as of June 30, 2015	$(13.07)
Pro forma increase in net tangible book value per share as of June 30, 2015	15.51

Pro forma net tangible book value per share as of June 30, 2015	2.44
Increase in pro forma net tangible book value per share attributable to new investors	2.23

Pro forma as adjusted net tangible book value per share after this offering		4.67

Dilution per share to investors participating in this offering		$11.33

Each $1.00 increase or decrease in the assumed public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, our pro forma as adjusted net tangible book value by $4.4 million, or $0.17 per share, and dilution per share to investors participating in this offering by $0.83 per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions, and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, our pro forma as adjusted net tangible book value by approximately $14.9 million, or approximately $0.39 per share, and would decrease or increase, respectively, dilution per share to investors in this offering by approximately $0.39 per share, assuming the assumed initial public offering price per share remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters’ option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $4.95 per share, and the dilution to new investors participating in this offering would be $11.05 per share.

The following table shows, as of June 30, 2015, on a pro forma as adjusted basis described above, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and redeemable convertible preferred stock, cash received from the exercise of stock options, and the value of any stock issued for services and the average price paid per share (in thousands, except per share amounts and percentages):

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	20,665,469	82%	$94,879	56%	$4.59
New investors	4,687,500	18	75,000	44	16.00

Totals	25,352,969	100%	$169,879	100%

The foregoing calculations exclude the following shares as of June 30, 2015:

•	1,258,013 shares of common stock issuable upon exercise of outstanding options as of June 30, 2015 at a weighted average exercise price of $1.14 per share;

•	1,650,000 shares of our common stock reserved for future issuance under our 2015 Stock Option and Incentive Plan, or the 2015 Plan, which will become available for issuance effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2015 Plan; and

•	255,000 shares of common stock reserved for future issuance under our 2015 ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2015 ESPP.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there may be further dilution to investors participating in this offering.

Sanofi, our strategic collaboration partner and one of our existing stockholders (through its wholly owned subsidiary Aventis Inc.), has indicated an interest in purchasing up to an aggregate of $25.0 million shares of our common stock in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell fewer shares to Sanofi than it indicated an interest in purchasing or sell no shares to Sanofi, and Sanofi could determine to purchase fewer shares than it indicated an interest in purchasing or purchase no shares in this offering. The above discussion and tables do not reflect any potential purchases in this offering by Sanofi.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected statement of operations data for the years ended December 31, 2013 and 2014 and the selected balance sheet data as of December 31, 2013 and 2014 are derived from our audited financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data from the six months ended June 30, 2014 and 2015 and the selected consolidated balance sheet data as of June 30, 2015 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements.

Our historical results are not necessarily indicative of the results that may be expected in the future and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. You should read the selected historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
(In thousands, except share and per share data)	2013	2014	2014	2015
			(unaudited)
Consolidated Statement of Operations Data:
Collaboration and license revenue	$—	$5,916	$—	$7,099
Operating expenses:
Research and development	11,603	18,296	8,774	13,345
General and administrative	2,029	4,838	1,802	3,661

Total operating expenses	13,632	23,134	10,576	17,006

Loss from operations	(13,632)	(17,218)	(10,576)	(9,907)
Interest and other income, net	—	2	—	18
Change in fair value of redeemable convertible preferred stock call option liability	932	387	(21)	314

Net loss and comprehensive loss	(12,700)	(16,829)	(10,597)	(9,575)
Cumulative dividend relating to redeemable convertible preferred stock	(1,087)	(2,864)	(1,033)	(2,630)
Accretion of redeemable convertible preferred stock to redemption value	(179)	(158)	(96)	(62)

Net loss attributable to common stockholders	$(13,966)	$(19,851)	$(11,726)	$(12,267)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(11.98)	$(11.30)	$(7.36)	$(5.24)

Shares used to compute net loss per share attributable to common stockholders, basic and diluted(1)	1,165,867	1,756,900	1,592,787	2,342,787

Pro forma net loss per share of common stock, basic and diluted(1)		$(1.54)		$(0.60)

Pro forma weighted-average shares used to compute net loss per share of common stock, basic and diluted(1)		11,146,701		16,390,241

(1)	See Notes 2 and 9 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share of common stock and the weighted average number of shares used in the computation of the per share amounts.

	As of December 31,		As of June 30, 2015
	2013	2014
			(unaudited)
Consolidated Balance Sheet Data:
Cash	$1,911	$43,648	$73,076
Working capital	(125)	26,348	54,831
Total assets	4,703	46,889	77,664
Redeemable convertible preferred stock	19,388	51,588	100,117
Accumulated deficit	(17,247)	(36,906)	(49,008)
Total stockholders’ deficit	(17,247)	(36,906)	(49,008)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus entitled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this prospectus entitled “Risk Factors.”

Overview

We are a clinical stage biopharmaceutical company pioneering a precision medicine approach to discover, develop and commercialize targeted therapies for the treatment of serious and neglected rare cardiovascular diseases. Our initial focus is on the treatment of heritable cardiomyopathies, a group of rare, genetically-driven forms of heart failure that result from biomechanical defects in cardiac muscle contraction. We have used our precision medicine platform to generate an initial pipeline of four therapeutic programs for the chronic treatment of the two most common forms of heritable cardiomyopathy—hypertrophic cardiomyopathy, or HCM, and dilated cardiomyopathy, or DCM. We have discovered and advanced our lead product candidate, MYK-461, into Phase 1 clinical development. In our first Phase 1 clinical trial, we have demonstrated proof of mechanism, or the ability of MYK-461 to reduce cardiac muscle contraction, an important biomarker of disease. We intend to expand our approach to deliver treatments with disease-modifying potential for patients with other forms of genetically-driven heart failure.

Financial Overview

We have not generated net income from operations, and, as of June 30, 2015, we had an accumulated deficit of $49.0 million, primarily as a result of research and development and general and administrative expenses.

To date, all of our revenue has been derived from non-refundable payments under our license and collaboration agreement we entered into with Aventis Inc., a wholly-owned subsidiary of Sanofi S.A., in August 2014, which we refer to as the Collaboration Agreement, and we have not yet generated any revenue from product sales. We have never been profitable and have incurred net losses in each year since commencement of our operations. We expect to incur significant and increasing losses from operations for the foreseeable future, and we can provide no assurance that we will ever generate significant revenue or profits.

Through June 30, 2015, we have financed our operations through private placements of redeemable convertible preferred stock and payments received under the Collaboration Agreement. In April 2015, we received net proceeds of $45.8 million from the sale of shares of our Series B redeemable convertible preferred stock. As of September 30, 2015, we had cash of $64.6 million, which we believe will be sufficient to fund our planned operations through at least the next twelve months.

We have no manufacturing facilities, and all of our manufacturing activities are contracted out to a third party. Additionally, we currently utilize third-party clinical research organizations, or CROs, to carry out our clinical development and trials. We do not yet have a sales organization.

We expect to incur substantial expenditures in the foreseeable future for the advancement of our precision medicine platform and the discovery, development and potential commercialization of MYK-461, our lead product candidate, and additional product candidates that we intend to pursue. Specifically, we expect to continue to incur substantial expenses in connection with our existing Phase 1 clinical trials and any Phase 2 and Phase 3 clinical trials that we may conduct for MYK-461. We will need substantial additional funding to support our operating activities as we advance MYK-461 and other potential product candidates through clinical development, seek regulatory approval and prepare for, and if approved, proceed to commercialization. Adequate funding may not be available to us on acceptable terms, or at all.

License and Collaboration Agreement with Sanofi

In August 2014, we entered into the Collaboration Agreement with Aventis, Inc., a wholly-owned subsidiary of Sanofi S.A., that covers three main research programs: our first program in HCM (referred to as MYK- 461 or HCM-1), a second program in HCM (referred to as HCM-2) and our first program in DCM (referred to as DCM-1). For purposes of this presentation, we refer to Sanofi as our co-party to the Collaboration Agreement.

Under the Collaboration Agreement, we are responsible for conducting research and development activities through early human efficacy studies, except for specified research activities to be conducted by Sanofi. Thereafter, we will lead worldwide development and U.S. commercial activities for the MYK-461 and HCM-2 programs, Sanofi will lead global development and commercial activities for DCM-1 and Sanofi will lead commercial activities for the MYK-461 and HCM-2 programs where it has ex-U.S. commercialization rights. Sanofi also has the option to co-promote the MYK-461 and HCM-2 programs in the United States only in the event of a potential expanded cardiovascular disease indication outside of the genetically targeted indications for MYK-461 and HCM-2. We have co-commercialization rights to DCM-1 in the United States, at our option.

We are entitled to receive tiered royalties beginning in the mid-single digits to the mid-teens on net sales of certain HCM and DCM finished products outside the United States and on net sales of certain DCM finished products in the United States. Sanofi is eligible to receive tiered royalties beginning in the mid-single digits to the low teens on our net sales of certain HCM finished products in the United States.

Under the Collaboration Agreement, Sanofi also agreed to provide up to $200.0 million in upfront and milestone payments, equity investments and research and development support. To date, of such amount, we have received from Sanofi an initial non-refundable upfront cash payment of $35.0 million and equity investments of $10.0 million in exchange for Series A-1 redeemable convertible preferred stock and $5.0 million in exchange for Series B redeemable convertible preferred stock. The total payments we were originally eligible to receive also include a $45.0 million continuation payment, a $25.0 million milestone payment, $45.0 million of approved in-kind research and clinical activities and an obligation to purchase an additional $40.0 million of our capital stock if Sanofi provides notice of its intent to continue the collaboration prior to December 31, 2016. Under the Collaboration Agreement, Sanofi’s obligation to purchase the additional $40.0 million of our capital stock (which was reduced by $5.0 million for its purchase of the Series B redeemable convertible preferred stock) terminates in connection with certain financing events, including consummation of this offering.

Components of Operating Results

Collaboration and License Revenue

We generate revenue from the Collaboration Agreement with Sanofi for the development and commercialization of products under the collaboration.

Operating Expense

Research and Development Expenses

Research and development expenses consist of salaries and benefits, including stock-based compensation, lab supplies and facility costs, as well as fees paid to CROs to conduct certain research and development activities on our behalf. Amounts incurred in connection with collaboration and license agreements are also included in research and development expense. Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

General and Administrative Expenses

General and administrative expenses consist principally of personnel-related costs, professional fees for legal, consulting, audit and tax services, rent and other general operating expenses not otherwise classified as research and development expenses.

Change in Fair Value of Redeemable Convertible Preferred Stock Call Option Liability

We have determined that our obligation to issue additional shares of our redeemable convertible preferred stock represents a freestanding financial instrument. The freestanding redeemable convertible preferred stock call option liability is initially recorded at fair value, with fair value changes recognized as increases or reductions in the consolidated statements of operations and comprehensive loss. We continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the redeemable convertible preferred stock call option, the completion of a deemed liquidation event, conversion of the redeemable convertible preferred stock into common stock, or until the holders of the redeemable convertible preferred stock can no longer trigger a deemed liquidation event. At that time, the redeemable convertible preferred stock call option liability will be reclassified to permanent equity with no further remeasurement required. We had recorded a preferred stock call option liability, net in September 2012 related to the Series A redeemable convertible preferred stock financing, which was extinguished in July 2014 at the time of the final closing of the Series A redeemable convertible preferred stock financing. We had recorded a redeemable convertible preferred stock call option liability in August 2014 related to the Collaboration Agreement, which was extinguished in April 2015 at the time of the closing of the Series B redeemable convertible preferred stock financing.

Critical Accounting Policies, Significant Judgments and Use of Estimates

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue

We may generate revenue from collaboration and license agreements for the development and commercialization of products. Collaboration and license agreements may include non-refundable upfront license fees, partial or complete reimbursement of research and development costs, contingent consideration payments based on the achievement of defined collaboration objectives and royalties on sales of commercialized products.

We recognize revenue when all four of the following criteria have been met:

(i)	collectability is reasonably assured,

(ii)	delivery has occurred or services have been rendered,

(iii)	persuasive evidence of an arrangement exists, and

(iv)	the fee is fixed or determinable.

Revenue under collaboration and license arrangements is recognized based on performance requirements of the contract. Collectability is assessed based on evaluation of payment criteria as stated in the contract as well as the creditworthiness of the collaboration partner. Determination of whether delivery has occurred or services rendered are based on management’s evaluation of the performance obligations as stated in the contract and progress made against those obligations. Evidence of an arrangement is deemed to exist upon execution of the contract. Fees are considered fixed and determinable when the amount payable to us is no longer subject to any acceptance, refund rights or other contingencies that would alter the fixed nature of the fees charged for the deliverables.

License and collaboration agreements may contain multiple elements as evaluated under Accounting Standards Codification (ASC) 605-25, Revenue Recognition—Multiple-Element Arrangements, including agreements to provide research and development services, and manufacturing and commercialization services, grants of licenses to intellectual property rights and know-how, as well as participation in development and/or commercialization committees. Each deliverable under the agreement is evaluated to determine whether it qualifies as a separate unit of accounting based on whether the deliverable has standalone value to the customer. The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the following hierarchy: (i) vendor-specific objective evidence of the fair value of the deliverable, if it exists; (ii) third-party evidence of selling price, if vendor-specific objective evidence is not available or (iii) the best estimate of selling price if neither vendor-specific objective evidence or third-party evidence is available.

Upfront payments for licenses are evaluated to determine if the licensee can obtain standalone value from the license separate from the value of the research and development services and other deliverables in the arrangement to be provided by us. The assessment of multiple-element arrangements also requires judgment in order to determine the allocation of revenue to each deliverable and the appropriate period of time over which the revenue should be recognized. If we determine that the license does not have standalone value separate from the research and development services, the license and the services are combined as one unit of accounting and upfront payments are recorded initially as deferred revenue in the balance sheet. Revenue is then recognized on a straight-line basis over an estimated performance period that is consistent with the term of performance obligations, unless the Company determines there is a discernible pattern of performance other than straight-line, in which case the Company uses a proportionate performance method to recognize the revenue over the estimated performance period. If the license is determined to have standalone value, then the allocated consideration is recorded as revenue when the license or is delivered.

License and collaboration agreements may also contain milestone payments that become due upon the achievement of certain milestones. We apply ASC 605-28, Revenue Recognition—Milestone Method. Under the milestone method, payments that are contingent upon achievement of a substantive milestone are recognized in the period in which the milestone is achieved. Milestones are defined as an event that can only be achieved based on our performance, and there is substantive uncertainty about whether the event will be achieved at the inception of the arrangement. Events that are contingent only on the passage of time or only on counterparty performance are not considered milestones subject to this guidance. Further, the amounts received must relate solely to prior performance, be reasonable relative to all of the deliverables and payment terms within the agreement and commensurate our performance to achieve the milestone.

Preclinical Study and Clinical Trial Accruals

Our preclinical study and clinical trial accruals are a component of research and development expenses, and based on patient enrollment and related costs at clinical investigator sites as well as estimates for the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf.

We estimate preclinical study and clinical trial expenses based on the services performed, pursuant to contracts with research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. We estimate these expenses based on discussions with internal clinical management personnel and external service providers as to the progress or stage of completion of trials or services and the contracted fees to be paid for such services. If the actual timing of the performance of services or the level of effort varies from the original estimates, we will adjust the accrual accordingly. To date, there have been no material differences from our accrued preclinical study and clinical trial expenses to our actual preclinical and clinical expenses. Payments made to third parties under these arrangements in advance of the performance of the related services by the third parties are recorded as prepaid expenses until the services are rendered.

Stock-Based Compensation Expense

We account for stock-based compensation arrangements with employees in accordance with ASC 718, Stock Compensation. ASC 718 requires the recognition of compensation expense, using a fair value-based method, for costs related to all stock-based payments including stock options. Our determination of the fair value of stock options on the date of grant utilizes the Black-Scholes option-pricing model for stock options with time-based vesting, and is impacted by our common stock price as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables include expected term that options will remain outstanding, expected common stock price volatility over the term of the option awards, risk-free interest rates and expected dividends.

The fair value is recognized over the period during which an optionee is required to provide services in exchange for the option award, known as the requisite service period (usually the vesting period) on a straight-line basis. Stock-based compensation expense recognized at fair value includes the impact of estimated forfeitures. We estimate future forfeitures at the date of grant and revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustments as the underlying equity instruments vest. The fair value of options granted to consultants is expensed when vested. The non-employee stock-based compensation expense was not material for all periods presented.

Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

Expected Term—The expected term assumption represents the weighted average period that the stock-based awards are expected to be outstanding. We have elected to use the “simplified method” for estimating the expected term of the options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option.

Expected Volatility—For all stock options granted to date, the volatility data was estimated based on a study of publicly traded industry peer companies. For purposes of identifying these peer companies, we considered the industry, stage of development, size and financial leverage of potential comparable companies.

Expected Dividend—The Black-Scholes valuation model valuation model calls for a single expected dividend yield as an input. We currently have no history or expectation of paying cash dividends on its common stock.

Risk-Free Interest Rate—The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

Stock-based awards granted include time-based, performance and market-based stock options. Stock-based compensation expense for performance stock options is based on the probability of achieving certain performance criteria, as defined in the individual option grant agreement. We estimate the number of performance options ultimately expected to vest and recognize stock-based compensation expense for those options expected to vest when it becomes probable that the performance criteria will be met and the options vest. As of June 30, 2015, no stock-based compensation expense had been recorded because achievement against those performance criteria had not yet been considered probable. We have granted stock options to purchase common stock that vest upon the achievement of market-based stock price targets. For these options, we estimated the fair value on the original grant date using a Monte-Carlo simulation, and we are recognizing the stock-based compensation expense on a straight-line basis over the implicit service period as derived under that simulation.

We estimated the fair value of the time-based employee stock options using the Black-Scholes option-pricing model based on the date of grant with the following assumptions:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Risk-free interest rate	1.1%-3.0%	1.7%-2.0%	1.8%-2.0%	1.5%-1.9%
Expected life (in years)	5.6-6.1	6.0-6.1	6.0	5.5-6.3
Volatility	92%-95%	84%-94%	90%-94%	79%-82%
Dividend yield	0%	0%	0%	0%

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. We will continue to use judgment in evaluating the expected volatility, expected terms, and forfeiture rates utilized for our stock-based compensation expense calculations on a prospective basis.

Stock-based compensation expense, net of estimated forfeitures, is reflected in the consolidated statements of operations and comprehensive loss as follows (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Research and development	$10	$38	$12	$49
General and administrative	31	54	25	55

Total stock-based compensation	$41	$92	$37	$104

As of December 31, 2014, total unamortized stock-based compensation was $0.4 million, which is expected to be recognized over the remaining vesting period of 3.0 years. As of June 30, 2015, total unamortized stock-based compensation was $1.9 million, which is expected to be recognized over the remaining vesting period of 3.4 years

The intrinsic value of all outstanding stock options as of June 30, 2015 was approximately $18.7 million based on a hypothetical common stock fair value of $16.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

Common Stock Valuations

The estimated fair value of the common stock underlying our stock options was determined at each grant date by our board of directors and was supported by periodic independent third-party valuations. Our board of directors intended all options granted to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant.

At each grant date our board of directors reviewed any recent events and their potential impact on the estimated fair value per share of the common stock. As is provided for in Section 409A of the Code, we generally rely on our valuations for up to twelve months unless we have experienced a material event that would have affected the estimated fair value per common share.

For grants of stock awards made on dates for which there was no valuation performed by an independent valuation specialist, our board of directors determined the fair value of our common stock on the date of grant based upon the immediately preceding valuation and other pertinent information available to it at the time of grant.

The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The methodology to determine the fair value of our common stock included estimating the fair value of the enterprise, subtracting the fair value of any debt from this enterprise value, and then allocating this value to all of the equity interests using the option pricing method. The assumptions used to determine the estimated fair value of our common stock are based on numerous objective and subjective factors, combined with management judgment, including developments at our company, market conditions and contemporaneous independent third-party valuations.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, we considered the following methods:

•	Option Pricing Method. Under the option pricing method, or OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•	Probability-Weighted Expected Return Method. The probability-weighted expected return method, or PWERM, is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

Based on our early stage of development and other relevant factors, we determined that OPM was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock for valuations performed during September 2013, August 2014, and March 31, 2015. For the valuation performed on June 30, 2015, we began using a hybrid model of the OPM and the PWERM methods to determine the estimated fair value of our common stock.

Following the closing of this offering, our board of directors intends to determine the fair value of our common stock based on the closing price of our common stock on the date of grant.

Estimated Fair Value of Redeemable Convertible Preferred Stock Call Option Liabilities

We have determined that our obligation to issue, and our investors’ obligation to purchase, additional shares of redeemable convertible preferred stock represent a freestanding financial instrument, which we account for as a call option liability. The fair value of the redeemable convertible preferred stock call option liability is calculated based on significant inputs not observed in the market using an option pricing model with inputs as of the valuation measurement dates, including the fair value of our redeemable convertible preferred stock, the estimated volatility of the price of our redeemable convertible preferred stock, the expected term of the call option and the risk-free interest rates.

The freestanding convertible preferred stock call option liability is initially recorded at fair value, with fair value changes recognized as increases or reductions to other income (expense), net in the consolidated statement of operations and comprehensive loss. At the time of the exercise of the call option, any remaining value of the option is recorded as a capital transaction.

Estimating the fair value of call option liabilities using option pricing models is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much other income (expense), net is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. However, because these are non-cash income (expense) items, there has been no impact on liquidity or capital resources for any of the periods presented.

Income Taxes

We provide for income taxes under the asset and liability method. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and net operating loss and credit carryforwards, and are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all of the tax benefits will not be realized.

We account for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

As of December 31, 2014, our total deferred tax assets were $14.7 million. Due to our lack of earnings history and uncertainties surrounding our ability to generate future taxable income, the net deferred tax assets have been fully offset by a valuation allowance. The deferred tax assets were primarily comprised of federal and state tax net operating losses, or NOLs. Utilization of NOLs may be limited by the “ownership change” rules, as defined in Section 382 of the Code. Similar rules may apply under state tax laws. We have determined that an ownership change occurred on April 20, 2015, in connection with our Series B redeemable convertible preferred stock financing, that resulted in an annual limitation, but that all NOLs generated prior to April 20, 2015, can be utilized prior to expiration if we earn sufficient taxable income. Our ability to use our remaining NOLs may be further limited if we experience an ownership change in connection with this offering, future offerings or as a result of future changes in our stock ownership.

Results of Operations

Comparison of the Six Months Ended June 30, 2014 and 2015

The following table summarizes our results of operations for the periods indicated (in thousands):

	Six Months Ended June 30,		Change
	2014	2015
	(unaudited)
Collaboration and license revenue	$—	$7,099	$7,099
Operating expenses:
Research and development	8,774	13,345	4,571
General and administrative	1,802	3,661	1,859

Loss from operations	(10,576)	(9,907)	669
Interest and other income (expense), net	—	18	18
Change in fair value of redeemable convertible preferred stock call option liability	(21)	314	335

Net loss and comprehensive loss	$(10,597)	$(9,575)	$1,022

Collaboration and License Revenue

Collaboration and license revenue increased by $7.1 million during the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The entire amount of the increase was attributable to revenue we recognized from the initial upfront payment of $35.0 million under the Collaboration Agreement with Sanofi we entered into in August 2014.

Research and Development Expenses

Research and development expenses increased $4.6 million, or 52%, from $8.8 million for the six months ended June 30, 2014 to $13.3 million for the six months ended June 30, 2015. The increase in research and development expenses was primarily due to an increase in clinical trial expenses of $2.9 million for our Phase 1 clinical trial, an increase in personnel expenses of $1.7 million and an increase in facilities related expenses of $0.5 million for the first six months of 2015 as a result of an increase in our employee headcount, as well as an increase of $0.4 million of related drug manufacturing costs offset by a decrease of $0.9 million in preclinical toxicology and contract research expenses as we had completed in 2014 our preclinical activities related to the preparation for our Phase 1 clinical trials. For the periods presented, substantially all of our research and development expenses related to our development activity for MYK-461 and other preclinical drug candidates.

We expect research and development expenses to increase in future periods as we continue the development of our lead product candidate, MYK-461, in clinical trials as well as preclinical and subsequent clinical activities for our HCM-2 and DCM-1 programs. As product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials, we expect that our research and development expenses will increase substantially in the future.

General and Administrative Expenses

General and administrative expenses increased $1.9 million, or 103%, from $1.8 million for the six months ended June 30, 2014 to $3.7 million for the six months ended June 30, 2015. The increase in general and administrative expenses was primarily due to increases in personnel expenses of $1.1 million, facilities related expenses of $0.4 million and consulting and professional service expenses of $0.2 million, as we expanded our operations.

We expect general and administrative expenses to continue to increase in future periods, reflecting both the increased costs in connection with the future commercialization of MYK-461, as well as an expanded infrastructure and increased professional fees associated with being a public company.

Interest and Other Income (Expense), Net

Interest income was zero and $3,000 for the six months ended June 30, 2014 and 2015, respectively, related to interest earned on our outstanding cash balances. Other income was $15,000 for the six months ended June 30, 2015 and related to the sale of equipment and furniture.

Change in Fair Value of Redeemable Convertible Preferred Stock Call Option Liability

The change in fair value of redeemable convertible preferred stock call option liability changed from an expense of $21,000 during the six months ended June 30, 2014 to income of $0.3 million for the six months ended June 30, 2015. The change resulted from recording an expense related to the increase in the fair value of the redeemable convertible preferred stock call option liability during the six months ended June 30, 2014, whereas during the six months ended June 30, 2015 the redeemable convertible preferred stock call option liability declined in value resulting in the recording of income.

Comparison of the Years Ended December 31, 2013 and 2014

The following table summarizes our results of operations during the periods indicated (in thousands):

	Year Ended December 31,		Increase/ (Decrease)
	2013	2014
Collaboration and license revenue	$—	$5,916	$5,916
Operating expenses:
Research and development	11,603	18,296	(6,693)
General and administrative	2,029	4,838	(2,809)

Loss from operations	(13,632)	(17,218)	(3,586)
Interest and other income (expense), net	—	2	2
Change in fair value of redeemable convertible preferred stock call option liability	932	387	(545)

Net loss and comprehensive loss	$(12,700)	$(16,829)	$(4,129)

Collaboration and License Revenue

Collaboration and license revenue increased by $5.9 million during the year ended December 31, 2014, which was entirely due to revenue we recognized from the initial upfront payment of $35.0 million under the Collaboration Agreement with Sanofi we entered into in August 2014.

Research and Development Expenses

Research and development expenses increased $6.7 million, or 58%, from $11.6 million for 2013 to $18.3 million for 2014. The increase in research and development expenses was primarily due to an increase of $2.6 million in payroll expenses for 2014 as a result of an increase in our employee headcount, a $1.5 million increase in preclinical development costs, a $0.9 million increase in manufacturing costs, a $0.9 million increase in clinical trial costs related to the preparation for our Phase 1 clinical trials and an increase of $0.7 million in professional fees as we expanded our operations to begin preparations for our clinical trial. For the years ended December 31, 2013 and 2014, substantially all of our research and development expenses related to our MYK-461 drug development activity and other preclinical product candidates.

General and Administrative Expenses

General and administrative expenses increased $2.8 million, or 138%, from $2.0 million for 2013 to $4.8 million for 2014. The increase in general and administrative expenses was primarily due to an increase in professional services expenses of $1.4 million incurred during the 2014 period, consisting of accounting, legal, and consulting costs, and additional payroll expenses of $0.9 million as we expanded our infrastructure.

Interest and Other Income (Expense), Net

Interest income was zero and $2,000 for the years ended December 31, 2013 and 2014, respectively, related to interest earned on our outstanding cash balances.

Change in Fair Value of Redeemable Convertible Preferred Stock Call Option Liability

The change in fair value of redeemable convertible preferred stock call option liability was income of $0.9 million in 2013 and income of $0.4 million in 2014. The income recorded in 2013 and 2014 was primarily due to a change in the fair value of the redeemable convertible preferred stock call option liability associated with the redeemable convertible preferred stock financings and the Collaboration Agreement.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private placements of our equity securities and payments received in connection with the Collaboration Agreement. During 2014, we received net proceeds of $28.9 million from the sale of Series A and Series A-1 redeemable convertible preferred stock and, in August 2014, we received an upfront payment of $35.0 million from Sanofi in connection with the entry into the Collaboration Agreement. In April 2015, we received net proceeds of $45.8 million from the sale of Series B redeemable convertible preferred stock and as of June 30, 2015, we had cash of $73.1 million.

To date, we have not generated any revenue from product sales. We do not know when, or if, we will generate any revenue from product sales and do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize MYK-461 or other product candidates.

We expect that our existing cash will provide sufficient funds to sustain operations through at least the next 12 months based on our existing business plan. However, we expect to incur substantial expenditures in the foreseeable future for the advancement of our precision medicine platform and the discovery, development and potential commercialization of MYK-461 and any additional product candidates. Specifically, we have incurred and we expect to continue to incur substantial expenses in connection with our Phase 1 clinical trials for MYK-461 and any Phase 2 or Phase 3 clinical trials that we may conduct. Furthermore, if our Phase 1 and potential Phase 2 and 3 clinical trials are successful, or our other product candidates enter clinical trials or the discovery stage, we will need to raise additional capital in order to further advance our product candidates towards regulatory approval.

We will continue to require additional financing to develop our product candidates and fund operations for the foreseeable future through equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. We anticipate that we will need to raise substantial additional capital, the requirements of which will depend on many factors, including:

•	the rate of progress and the cost of our clinical trials of MYK-461;

•	the number of product candidates that we intend to develop using our precision medicine platform;

•	the costs of research and preclinical studies to support the advancement of other product candidates into clinical development;

•	the timing of, and costs involved in, seeking and obtaining approvals from the FDA and comparable foreign regulatory authorities, including the potential by the FDA or comparable regulatory authorities to require that we perform more studies than those that we current expect;

•	our ability to receive funding under our collaboration with Sanofi, and the timing of receipt of any such funding;

•	the costs of preparing to manufacture MYK-461 on a larger scale;

•	the costs of commercialization activities if MYK-461 or any future product candidate is approved, including the formation of a sales force;

•	the degree and rate of market acceptance of any products launched by us or our partners;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need and ability to hire additional personnel;

•	our ability to enter into additional collaboration, licensing, commercialization or other arrangements and the terms and timing of such arrangements; and

•	the emergence of competing technologies or other adverse market developments.

We may seek funds through borrowings or additional rounds of financing, including private or public equity or debt offerings and collaborative arrangements with corporate partners. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any future debt financing into which we enter may impose upon us additional covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we are unable to raise additional funds when needed, we may be required to delay, reduce, or terminate some or all of our development programs and clinical trials. We may also be required to sell or license to others technologies, product candidates or programs that we would prefer to develop and commercialize ourselves.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods presented below (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Net cash (used in) provided by:
Operating activities	$(12,531)	$13,658	$(9,761)	$(15,210)
Investing activities	(1,169)	(976)	(487)	(1,087)
Financing activities	10,953	29,055	13,022	45,725

Net increase (decrease) in cash	$(2,747)	$41,737	$2,774	$29,428

Cash Used in Operating Activities

Net cash used in operating activities for the six months ended June 30, 2014 was $9.8 million compared to $15.2 million for the six months ended June 30, 2015. The cash used in operating activities in the six months ended June 30, 2014 was primarily due to the net loss for the period, and was also affected by changes in operating assets and liabilities, including increases in accounts payable and accrued liabilities of $0.5 million.

The cash used in operating activities in the six months ended June 30, 2015 was primarily due to the net loss for the period, and was also affected by changes in operating assets and liabilities, including a decrease of $7.1 million in deferred revenue and an increase of $0.1 million in prepaid assets, offset by an increase in accounts payable, accrued liabilities and other long-term liabilities of $1.3 million.

Net cash used in operating activities was $12.5 million in 2013 and net cash provided by operating activities was $13.7 million in 2014. Cash used in operating activities in 2013 was primarily due to the use of funds in our operations related to the development of our product candidates. Cash provided by operating activities in 2014 was primarily due an increase of $28.4 million in deferred revenue associated with the upfront cash payment received in August 2014 in connection with the Collaboration Agreement, offset by use of funds in our operations that resulted in a net loss of $16.8 million, as well as changes in other operating assets and liabilities, including an increase of accrued liabilities of $1.5 million.

Cash Used in Investing Activities

Cash used in investing activities for all periods presented consisted primarily of investment in equipment. During the year ended December 31, 2014, we also had an increase in restricted cash due to requirements under lease obligations.

Cash Provided by Financing Activities

Cash provided by financing activities was $13.0 million for the six months ended June 30, 2014, compared to $45.7 million in the six months ended June 30, 2015. Cash provided by financing activities in the six months ended June 30, 2014 consisted primarily of net proceeds from the issuance of Series A redeemable convertible preferred stock. Cash provided by financing activities in the six months ended June 30, 2015 consisted of $45.8 million in net proceeds from the issuance of Series B redeemable convertible preferred stock and $0.1 million of funds received as a result of common stock option exercises, offset by payments of deferred offering costs of $0.2 million.

Cash provided by financing activities was $11.0 million in the year ended December 31, 2013 as compared to $29.1 million in the year ended December 31, 2014. Cash provided by financing activities in both years consisted primarily of net proceeds from the issuance of redeemable convertible preferred stock.

Contractual Obligations and Commitments

As of December 31, 2014, we have lease obligations consisting of an operating lease for our operating facility for approximately 34,400 square feet, which we executed in September 2014. The term of the lease commenced in January 2015 and expires in January 2020.

The following table summarizes our contractual obligations as of December 31, 2014 (in thousands):

	Payments due by period
	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years	Total
Lease obligations, net	$981	$4,328	$1,554	$80	$6,943

As of June 30, 2015, there have been no material changes to our contractual obligations and commitments existing as of December 31, 2014.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC. See Note 6, Commitments and Contingencies regarding our guarantees and indemnifications.

JOBS Act Accounting Election

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable. See Note 2, Summary of Significant Accounting Policies regarding recent accounting pronouncements.

Quantitative and Qualitative Disclosures about Market Risk

The market risk inherent in our financial instruments and in our financial position represents the potential loss arising from adverse changes in interest rates or exchange rates. As of June 30, 2015, we had cash of $73.1 million, consisting of interest-bearing money market accounts, which would be affected by changes in the general level of United States interest rates. However, due to the short-term maturities of our cash and the low-risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash. In addition, we have payments due to one Australian vendor in foreign currency. A significant movement in the Australian dollar may have a material impact on our financial position in the future.

We do not believe that inflation, interest rate changes, or exchange rate fluctuations had a significant impact on our results of operations for any periods presented herein.

BUSINESS

Our purpose is to improve the lives of patients and families suffering from cardiovascular disease by creating targeted therapies that can change the course of their condition.

Overview

We are a clinical stage biopharmaceutical company pioneering a precision medicine approach to discover, develop and commercialize targeted therapies for the treatment of serious and neglected rare cardiovascular diseases. Our initial focus is on the treatment of heritable cardiomyopathies, a group of rare, genetically-driven forms of heart failure that result from biomechanical defects in cardiac muscle contraction. We have used our precision medicine platform to generate an initial pipeline of four therapeutic programs for the chronic treatment of the two most common forms of heritable cardiomyopathy—hypertrophic cardiomyopathy, or HCM, and dilated cardiomyopathy, or DCM. We have discovered and advanced our lead product candidate, MYK-461, into Phase 1 clinical development. In our first Phase 1 clinical trial, we have demonstrated proof of mechanism, or the ability of MYK-461 to reduce cardiac muscle contraction, an important biomarker of disease. We intend to expand our approach to deliver treatments with disease-modifying potential for patients with other forms of genetically-driven heart failure.

HCM is caused by genetic mutations that result in a biomechanical defect leading to excessive cardiac muscle contraction. We estimate that as many as 630,000 people in the United States suffer from a form of HCM. DCM results from a biomechanical defect leading to inadequate cardiac muscle contraction. In a subset of DCM patients, genetic mutations have been identified as a cause of the biomechanical defect that leads to the abnormal cardiac muscle contraction. We refer to this subset of DCM as heritable DCM. We estimate that DCM afflicts about one million people in the United States, of which approximately 400,000 have a form of heritable DCM. There are currently no approved therapies indicated for the treatment of HCM or DCM, including heritable DCM, all of which are chronic and debilitating diseases. Patients are typically treated with drugs that are indicated for broader cardiovascular disorders and do not address the underlying cause of the disease. As the disease progresses, patients have limited treatment options, such as surgical or other invasive interventions and heart transplant.

Our goal is to be the world’s leading precision cardiovascular medicine company. Precision medicine involves discovering and developing therapies that integrate clinical and molecular information based on the biological basis of disease. This approach has led to the efficient discovery and development of transformative therapies in areas such as oncology, cystic fibrosis and hypercholesterolemia, but has yet to be broadly applied to cardiovascular diseases.

Our precision medicine platform incorporates disease research, drug discovery and clinical science in a self-reinforcing cycle that enables the iterative generation of new disease targets and clinical development candidates designed to establish early clinical proof of concept. We intend to use our platform to subdivide HCM and heritable DCM patients into subgroups based on genetic mutations and the resulting biomechanical defect leading to abnormal cardiac muscle contraction. We are developing targeted therapies designed to correct the underlying biomechanical defect of each subgroup. As a cornerstone of this platform, we have built the Sarcomeric Human Cardiomyopathy Registry, or SHaRe, which we believe is the world’s largest registry of patients with heritable cardiomyopathies. We use our platform to refine our understanding of which patients are most likely to benefit from our product candidates. Our clinical research strategy involves using biomarkers to directly measure the effects of our product candidates early in clinical development, establishing proof of mechanism and providing important early predictive value to inform the design of subsequent trials. We believe that this virtuous cycle is a competitive advantage that enables us to efficiently develop therapies with disease-modifying potential for heritable cardiomyopathies that could also be applied to other cardiovascular diseases.

Since our inception, our precision medicine platform has generated multiple programs to address a variety of disruptions in heart muscle contraction across different patient populations. We are advancing four research and development programs, each of which targets a distinct biomechanical defect that leads to either HCM or heritable DCM:

•	Our lead product candidate, MYK-461, is an orally-administered small molecule designed to reduce excessive cardiac muscle contractility leading to HCM. In preclinical models of HCM, MYK-461 has been shown to prevent and reverse disease progression. We are currently evaluating MYK-461 in three Phase 1 clinical trials. In our first Phase 1 clinical trial of single ascending doses of MYK-461 in 48 healthy adult volunteers, MYK-461 was shown to be well tolerated across multiple dose levels up to 48 mg and has demonstrated clinical proof of mechanism in reducing cardiac contractility, an important biomarker of disease. We are currently enrolling two additional Phase 1 clinical trials of MYK-461, the first of which is an open-label single ascending dose, or SAD, trial in adult HCM patients, and the second is a double blind, placebo-controlled, multiple ascending dose, or MAD, trial in healthy adult volunteers. We expect to receive final data from both trials in the middle of 2016 and advance MYK-461 into Phase 2 clinical development in the second half of 2016. We believe that if approved, MYK-461 would be the first targeted therapy to treat an underlying biomechanical defect leading to HCM.

•	Our second program is DCM-1, where we are evaluating several novel drug compounds designed to treat heritable DCM by restoring normal contractility in the diseased DCM heart. We have identified compounds that have been shown to improve cardiac muscle contractility in animal models at doses above the expected therapeutic range without adverse events or impact on cardiac rhythms. We intend to initiate a Phase 1 clinical trial of a DCM compound in the first half of 2017. We believe that if approved, a product candidate from our DCM-1 program would be the first targeted therapy to treat an underlying biomechanical defect leading to DCM.

•	Additionally, we have two discovery programs, HCM-2 and LUS-1. HCM-2 is intended to reduce cardiac muscle contractility to normal levels in HCM patients through a different mechanism than that of MYK-461. LUS-1 is intended to counteract a muscle disruption that results in impaired relaxation of the heart, a biomechanical defect found in specific HCM and heritable DCM patient subgroups, as well as in other less common heritable cardiomyopathies.

We have formed a strategic collaboration with Sanofi S.A. to help fund a portion of our research and development expenses while leveraging their cardiovascular and rare disease expertise in exchange for certain program and product rights, pursuant to a license and collaboration agreement we entered into in August 2014 with Aventis Inc., a wholly-owned subsidiary of Sanofi S.A., which we refer to as the Collaboration Agreement. Under the Collaboration Agreement, Sanofi agreed to provide up to an aggregate of $200.0 million in upfront and milestone payments, equity investments and research and development support in exchange for certain program and product development and commercialization rights. To date, of such amount, we have received from Sanofi an initial non-refundable upfront cash payment of $35.0 million and equity investments of $10.0 million in exchange for Series A-1 redeemable convertible preferred stock and $5.0 million in exchange for Series B redeemable convertible preferred stock. We retain the right to commercialize MYK-461 and HCM-2, and co-promotion rights for DCM-1, in the United States, and we are entitled to receive tiered royalties in the mid-single digits to the mid-teens on net sales of certain HCM and DCM products outside the United States and on net sales of certain DCM products in the United States. We retain all rights to our LUS-1 program and our future programs.

We were incorporated in June 2012 by Third Rock Ventures, in partnership with world-leading scientific and clinical researchers in cardiovascular genetics and muscle biology. We are led by a team of executives and directors with significant expertise in the discovery and development of novel therapeutics. Tassos Gianakakos, our Chief Executive Officer, was previously Senior Vice President and Chief Business Officer at MAP Pharmaceuticals, Inc. Other members of our management team have served in senior positions at Ablexis, LLC, AstraZeneca PLC, Genentech Inc., GlaxoSmithKline Inc., Merck & Co., Inc., Millennium Pharmaceuticals, Inc., Portola Pharmaceuticals, Inc., Roche Holding AG and Sunesis Pharmaceutical Inc. Our leadership has a successful track record in starting and growing innovative research-based companies, as well as developing and commercializing several important cardiovascular therapies. Collectively, our team has contributed to multiple drug approvals, including Brilinta, Crestor, Forxiga, Integrilin and Onglyza.

We have raised approximately $94 million in equity financing to date from leading venture, strategic and public investors, including Third Rock Ventures, Sanofi, Fidelity Investments, Cormorant Asset Management, Casdin Capital, Perceptive Life Sciences, Cowen Investments and BridgeBio.

Our Strategy

Our goal is to be the world’s leading precision cardiovascular medicine company and one of the next great, independent, research-driven biopharmaceutical companies. The critical elements of our strategy include:

•	Leverage and grow our precision medicine platform to fuel the development of novel targeted therapies for heritable cardiomyopathies. Our domain expertise and disease focus position us as a leader in precision cardiovascular medicine. Through our continued investment in our platform, we expect to generate additional development candidates, each designed to correct a specific biomechanical defect leading to abnormal cardiac muscle contraction. Our development strategy includes early biomarker-based indicators of safety, drug response and efficacy in well-defined patient subgroups. Since our inception in June 2012, we have generated multiple programs addressing several underlying defects leading to HCM and heritable DCM, and have advanced our lead product candidate, MYK-461, from discovery into clinical development. We believe that the data from these programs provide initial validation of our precision medicine platform, supporting the further development of additional cardiovascular medicines.

•	Advance the clinical development of MYK-461, the first product candidate generated by our precision medicine platform. MYK-461 is an orally-administered small molecule designed to reduce excessive cardiac muscle contractility leading to HCM and has the potential to prevent or reverse disease progression. We are currently evaluating MYK-461 in three Phase 1 clinical trials. In our first Phase 1 clinical trial of single doses of MYK-461 in 48 healthy volunteers, MYK-461 was shown to be well tolerated across multiple dose levels up to 48 mg and has demonstrated proof of mechanism in reducing cardiac muscle contractility, an important biomarker of disease. We believe that if approved, MYK-461 would be the first targeted therapy to treat an underlying biomechanical defect leading to HCM. We expect to advance MYK-461 into Phase 2 clinical development in the second half of 2016, initially focusing on two well-defined HCM patient subgroups, obstructive HCM and non-obstructive HCM.

•	Initiate clinical development of our DCM-1 program and pursue the development of additional product candidates generated by our precision medicine platform. We are evaluating several novel drug candidates in our DCM-1 program that have been designed to treat heritable DCM by restoring normal cardiac muscle contractility in the diseased DCM heart. We intend to initiate a Phase 1 clinical trial of a DCM compound in the first half of 2017. Additionally, we have two discovery programs, HCM-2 and LUS-1. HCM-2 is intended to reduce cardiac muscle contractility to normal levels in HCM patients through a different mechanism than that of MYK-461, and LUS-1 is intended to counteract a muscle disruption that results in impaired relaxation of the heart.

•	Build a focused sales force to commercialize our initial product candidates in the United States. We intend to build a focused sales force to market our product candidates to cardiomyopathy specialists in the United States. Under our collaboration with Sanofi, we retain rights to lead the commercialization of MYK-461 and the HCM-2 program, and have an option to co-promote our DCM-1 program, in the United States. We have retained worldwide commercial rights to our LUS-1 program and our future programs.

•

Strengthen our precision medicine platform by expanding our understanding of the molecular and genetic drivers of rare diseases of the heart. Our research efforts focus on deepening our already strong understanding of the underlying causes of rare heart diseases and identifying specific points of intervention that can be targeted to prevent or reverse disease progression. We believe that the insights gained through our preclinical and clinical research, together with our growing SHaRe registry, will inform the development of new precision cardiovascular therapies. We expect our continued engagement of the community of clinicians, scientists and patient groups will generate new disease insights and enhance our platform.

Persistent Obstacles to Innovative Cardiovascular Development

One out of every four deaths in the United States is attributable to cardiovascular disease, representing more deaths than all types of cancers combined. An important component of cardiovascular disease is heart failure, a serious, life-threatening medical condition in which the output of blood from the heart is insufficient to meet the body’s demands. Heritable cardiomyopathies are a group of rare, genetically-driven forms of heart failure that result from biomechanical defects caused by mutations in the proteins responsible for contraction of the heart muscle. These genetic disorders can result in a state of progressive and chronic heart failure and may lead to sudden cardiac death and other complications, including stroke, and may require invasive procedures such as heart transplantation.

Available treatments for patients with these forms of heart disease only treat the symptoms of their disease, do not influence disease progression and are not specifically indicated for cardiomyopathies. Current medical therapies, such as beta blockers, calcium channel blockers and disopyramide, are used off-label to treat HCM patients. The clinical benefits to HCM patients of these therapies are modest, and side effects further limit their utility.

Despite the increasing global burden of cardiovascular disease, investment in cardiovascular drug development has stagnated over the past two decades, resulting in a shortage of innovative therapies addressing the underlying causes of cardiovascular disease. We believe that traditional approaches to cardiovascular drug development have not adequately served patients with heritable cardiomyopathies due to the following limitations:

•	Existing therapies are designed to treat the symptoms and not the underlying cause of the disease. Despite important advances in understanding the clinical progression of cardiovascular diseases, a specific understanding of the fundamental molecular and genetic drivers of disease has been lacking. As a result, researchers have been limited in their ability to discover or develop therapies that target causal disease mechanisms and to properly select patients. This lack of understanding limits the predictive value of early clinical results. Heart failure therapies available to patients and physicians today only attempt to treat symptoms or manage the compensatory responses of the heart and cardiovascular system to disease. These drugs tend to have only modest efficacy, are not disease-modifying, and often have poor side effect profiles.

•	Large, outcome-based studies are needed to demonstrate statistical significance, requiring lengthy and expensive trials. Due to the size and heterogeneity of the cardiovascular patient population, large numbers of patients typically must be studied for extended periods to accumulate enough data regarding clinical events such as cardiovascular death, heart attack, stroke or hospitalization for heart failure. We believe the non-targeted nature of these lengthy studies has discouraged investment and innovation in novel cardiovascular drug development due to the costs and risk of late-stage failures.

•	The drug development model neglects rare disease populations. Due to the high costs and risks of executing large trials in cardiovascular disease, approved therapies typically must target large patient segments, without differentiating among unique potential subgroups, in order to be commercially viable. For example, physicians have historically approached the treatment of patients with heritable cardiomyopathies in the same manner as the broader, undifferentiated heart failure population, resulting in therapies not specifically designed for their disease.

These challenges have resulted in a relatively low number of cardiovascular new molecular entities approved by the U.S. Food and Drug Administration, or the FDA, including no approved therapies indicated for heritable cardiomyopathies. As a result, there is a significant opportunity to improve clinical benefits through the use of precision medicine for the discovery and development of new treatments for HCM and heritable DCM, including those with disease-modifying potential.

Our Solution: MyoKardia Approach to Precision Cardiovascular Therapies

We are pioneering the application of precision medicine to cardiovascular disease, with an initial focus on delivering the first approved therapies specifically targeting the underlying causes of heritable cardiomyopathies. Our precision medicine platform enables the efficient discovery and development of novel precision therapies with disease modifying potential. Since our inception, we have demonstrated disease modification in an animal model of HCM and clinical proof of mechanism for our most advanced product candidate, MYK-461. By leveraging our platform to generate therapies similar to MYK-461, we believe we can overcome many of the challenges associated with traditional cardiovascular drug development.

Our Precision Medicine Platform

Our precision medicine platform incorporates disease research, drug discovery and clinical science in a self-reinforcing cycle that enables the iterative generation of new disease targets and clinical development candidates designed to establish early clinical proof of concept. By efficiently developing product candidates that target distinct biomechanical defects associated with heritable cardiomyopathies, we use clinical feedback on patient genetics, response to therapy and disease presentation to refine our understanding of which patients are most likely to benefit from our product candidates. We believe this virtuous cycle is a competitive advantage that enables us to efficiently develop therapies with disease-modifying potential for heritable cardiomyopathies that could also be applied to other cardiovascular diseases.

Our target hypotheses are based on patient data from SHaRe, coupled with a mechanistic understanding of how disease-causing mutations affect the biomechanical function of the heart. These hypotheses are translated into screens that help us identify small molecule agents that are optimized to correct the underlying defect using preclinical models of increasing complexity. These models are also used to develop biomarkers of drug action and, when possible, disease modification, that integrate into our early clinical development strategies. By applying this cycle to multiple programs, we have generated a growing library of proprietary drug molecules that target a wide range of potential cardiac disease related mechanisms and that can be used to test new hypotheses arising from our clinical research. The following schematic summarizes the elements of our precision medicine platform:

Advantages of Our Approach

We believe that our approach can overcome many of the obstacles facing cardiovascular drug discovery and development that have resulted in a lack of disease modifying therapies for heritable cardiomyopathies for the following reasons:

•	Our precision medicine platform enables the discovery and development of therapies with disease modifying potential. We believe our deep understanding of heritable cardiomyopathies and the biomechanical defects causing them allows us to target disease mechanisms that are critical or causal to the disease in humans. We intend to develop each of our product candidates to prevent or reverse disease progression by correcting underlying biomechanical defects in the heart’s contractile machinery. SHaRe, which currently consists of data from approximately 10,000 patients, enables us to identify the relationships between genetics and clinical manifestations of disease in a large, centralized collection of patient data, resulting in novel genetic insights for new drug discovery and stratification and enrollment of patients most likely to benefit from our targeted therapies.

•	Our clinical development approach is designed to establish efficacy and safety in smaller, less time-consuming clinical trials. Our approach has the potential to significantly reduce the time and cost of drug development. Through the use of appropriate predictive biomarkers and patient selection strategies we believe that we can reduce the risk of late-stage clinical failures. Supporting our clinical strategy, MYK-461 demonstrated proof of mechanism in a Phase 1 clinical trial based on multiple biomarkers of contractility. This approach is consistent with recent FDA communications and publications on how the pharmaceutical and biotechnology industry can improve efficiency and the likelihood of success in cardiovascular drug development.

•	Our approach facilitates the efficient discovery of novel therapies for neglected, rare heart diseases. We are focused on the treatment of rare patient populations with heritable cardiomyopathies. By integrating all of the elements of our platform, we believe that we can efficiently develop disease modifying therapies. Since our inception, our platform has generated multiple programs, and we have advanced our lead product candidate, MYK-461, from discovery into clinical development for HCM in less than three years.

Our Strengths

In addition to the advantages of our approach discussed above, we believe the following combination of our capabilities, strategy and business model differentiates us from other companies pursuing cardiovascular drug development and positions us well to achieve our mission:

•	A first-mover advantage and singular focus in precision medicine for cardiovascular disease, with what we believe to be industry leading knowledge of the genetic and biomechanical bases of heritable heart failure;

•	A team with diverse experiences and expertise covering traditional cardiovascular medicine, precision therapeutics and rare diseases, which has fostered a pioneering culture and purpose-driven organization focused on patients first in everything we do;

•	Our leadership position within the heritable cardiomyopathy ecosystem, which stems from our founding and ongoing support of SHaRe and other initiatives, integrates us into a network of clinical thought leaders and deepens engagement with our patient community;

•	Our collaboration with Sanofi, which leverages the strengths of a global pharmaceutical organization, including its cardiovascular and rare disease expertise, to broaden and accelerate our discovery and development platform; and

•	The retention of rights to commercialize our partnered programs in the United States.

Overview of Cardiac Muscle Contraction and the Biomechanical Defects Causing Cardiomyopathies

A sarcomere is an assembly of proteins that forms the smallest contractile unit of muscle. Each cardiac muscle cell contains many sarcomeres, and these cells are arranged in an organized manner as cardiac muscle fibers. Thousands of sarcomeres acting in concert provide the ensemble force for muscle contraction. Sarcomeres are composed of a thin filament and a thick filament, each of which contains multiple proteins braided together. To initiate contraction, myosin, the motor protein anchored to the thick filament, binds to actin, the main protein of the thin filament, forming a cross-bridge. The contraction of the sarcomere is driven by the swinging of the cross-bridge causing the thin filament to slide over the thick filament, shortening the length of a sarcomere. Myosin attaches to the thin filament, pulls it forward and detaches in a tightly-regulated cycle. In the heart, contraction corresponds to systole and relaxation corresponds to diastole.

In the graphic below, the dark myosin heads are engaged with the thin filament, each forming a cross-bridge between actin and myosin. One mechanistic disruption that is understood to lead to HCM is shown in the lower left graphic, illustrating a situation in which too many cross-bridges are engaged. Conversely, the opposite situation is shown in the lower right graphic, illustrating a situation in which too few cross-bridges are engaged, leading to DCM.

Heritable cardiomyopathies are caused by mutations in cardiac sarcomere proteins that disrupt normal cardiac muscle contraction. The mutations affect the power of contraction, the efficiency of relaxation, or both, reducing the overall ability and efficiency of the heart to pump blood at an output that matches the needs of the rest of the body. The disruptions in cardiac muscle contraction result in abnormal intracardiac blood pressures and chamber volumes, and thickening or thinning of the walls of the heart. These pathological changes often result in a cascade of events with devastating consequences to patients, including reduced exercise capacity limited by shortness of breath or chest pain, reduced blood flow to the heart muscle, dangerous abnormal heart rhythms, stroke, progressive heart failure and sudden cardiac death. In some cases, these events lead to the need for heart transplantation.

There are hundreds of individual mutations that have been identified in the genes encoding the proteins of the sarcomere that are implicated as causal (pathogenic or likely pathogenic) in HCM and heritable DCM. These mutations, while many, give rise to only a few common biomechanical defects in the sarcomere at the protein level. Through our research, we have linked these biomechanical defects to three distinct cardiac muscle disruptions that act to cause HCM and heritable DCM, as illustrated in the figure below.

Today’s genetic diagnostic tools for heritable cardiomyopathies are limited to panels consisting only of identifiable known pathogenic mutations. As a result, current genetic analyses only reveal the underlying cause of disease in a subset of patients with heritable cardiomyopathies. This subset of patients carries identified sarcomeric mutations, which we designate as positive for an Identified Sarcomeric Mutation, or ISM+. A substantial number of patients with heritable cardiomyopathies have either not been genetically diagnosed or carry sarcomeric mutations that have yet to be fully characterized; we designate these patients as ISM-. Broader applications of next-generation sequencing technologies have the potential to enable more cardiomyopathy patients to be classified as ISM+.

Our Pipeline

We have generated several proprietary, orally administered small molecules to address a variety of biomechanical defects that cause disruptions in heart muscle contraction. By correcting the underlying biomechanical defects, we believe targeted therapies can correct or offset the downstream disruption in cardiac muscle function that drives disease progression. Our lead drug candidate, MYK-461, is designed for patients with HCM caused by excessive cardiac muscle contraction, and has been shown to reduce the number of cross-bridges to lower contractile power output to restore normal cardiac muscle contraction. Our DCM-1 program is intended to restore normal cardiac muscle contractility in patients with DCM caused by mutations that result in inadequate cardiac muscle contraction because of either too few cross-bridges or insufficient intrinsic force of individual cross-bridges. In addition, LUS-1, one of our several discovery programs, is intended to counteract a mechanistic defect in which detachment of cross-bridges does not appropriately occur, resulting in impaired cardiac muscle relaxation.

The following table summarizes our product development pipeline:

MYK-461 for Hypertrophic Cardiomyopathy

MYK-461 is an orally administered small molecule that reduces left ventricular contractility to potentially alleviate the functional consequences and symptoms of HCM and prevent or reverse HCM progression. We are currently evaluating MYK-461 in three Phase 1 clinical trials. In our first Phase 1 clinical trial of single ascending doses of MYK-461 in 48 healthy adult volunteers, MYK-461 was shown to be well tolerated across multiple dose levels up to 48 mg and has demonstrated clinical proof of mechanism in reducing cardiac contractility, an important disease biomarker. We believe that if approved, MYK-461 would be the first targeted therapy to treat an underlying biomechanical defect leading to HCM.

Overview of Hypertrophic Cardiomyopathy

HCM is the most common form of heritable cardiomyopathy. It is estimated that as many as 630,000 people in the United States have a form of HCM. HCM is caused by mutations in the sarcomere that result in excessive cardiac muscle contraction. HCM is defined as an otherwise unexplained thickening of the walls of the heart, known as hypertrophy. The consequences include reduced blood volumes and cardiac output, reduced ability of the left ventricle to expand, and high filling pressures. These can all contribute to reduced effort tolerance and symptoms that include shortness of breath and chest pain. In patients with HCM, the muscles forming the left ventricle contract excessively, are abnormally stiff and are prone to both fibrosis and muscle cell death. As result, the left ventricular chamber is smaller than normal and is not able to relax and expand properly, thus reducing the heart’s pumping capacity.

HCM is a chronic disease and for the majority of patients, the disease progresses slowly and can be extremely disabling. Mild exertion can quickly result in fatigue or shortness of breath, and a patient’s ability to participate in normal work, family or recreational activities can be substantially curtailed. In approximately 15% to 20% of patients, disease progression results in disabling heart failure that can prevent the patients from holding a job or even performing everyday household tasks or other activities of daily living. HCM can also cause stroke or sudden cardiac death. HCM is the most common cause of sudden cardiac death in young people, with an incidence of 4% to 6% in children and adolescents.

Obstructive HCM Patients. In approximately two-thirds of HCM patients, the path followed by blood exiting the heart, known as the left ventricular outflow tract, or LVOT, becomes obstructed by the enlarged and diseased muscle, restricting the flow of blood from the heart to the rest of the body. These patients, referred to as obstructive HCM patients, are at an increased risk of severe heart failure and death. We estimate that there are approximately 410,000 obstructive HCM patients in the United States, of which we plan to target an initial population of patients that are ISM+ and symptomatic, representing approximately 70,000 patients. We additionally plan to target another population of obstructive HCM patients that are ISM- and symptomatic, also representing approximately 70,000 patients.

Non-Obstructive HCM Patients. Symptomatic, yet non-obstructive, HCM patients represent a distinct subgroup that is difficult to manage medically. This segment may contain a more severely affected population because non-obstructive HCM patients may progress to a more advanced state of disease than obstructive HCM patients before becoming symptomatic. Furthermore, for obstructive HCM patients, relief of the obstruction is often associated with an improvement in symptoms, while no such treatment option is available to non-obstructive HCM patients. We estimate that there are approximately 220,000 non-obstructive HCM patients in the United States, of which we plan to target an initial population of patients that are ISM+ and symptomatic, representing approximately 30,000 patients.

Current Standard of Care for Patients with Hypertrophic Cardiomyopathy

There are currently no approved therapeutic products indicated for the treatment of HCM. Patients are typically prescribed one or more drugs indicated for the treatment of hypertension, heart failure or other cardiovascular disorders more generally. These drugs, including beta blockers, non-dihydropyridine calcium channel blockers (such as verapamil and diltiazem) and disopyramide, do not address the underlying cause of

HCM, do not appear to affect disease progression, and are generally used only in symptomatic patients. While clinical experience and expert opinion suggest that these drugs may provide symptom relief in some patients, no strong, controlled clinical research evidence exists to directly support their efficacy. For a subset of HCM patients with more advanced disease progression or more pronounced symptoms, surgical or other invasive interventions may be appropriate, including heart transplantation, use of an implantable cardioverter-defibrillator, or ICD, open surgical myectomy or percutaneous alcohol septal ablation.

Clinical Trials of MYK-461

We are currently evaluating MYK-461 in three Phase 1 clinical trials, including two SAD trials and one MAD trial. These three trials are primarily designed to evaluate safety and tolerability of oral doses of MYK-461 and are expected to provide data on its pharmacokinetic, or PK, and pharmacodynamic, or PD, profile.

The first-in-human SAD trial includes 48 healthy adult volunteers (36 active, 12 placebo). The primary objective is to establish safety and tolerability of single oral doses of MYK-461. Secondary objectives include documenting the PK profile and generating evidence of PD activity, defined as a decrease in cardiac contractility, as measured by chest wall echocardiography, an established biomarker of activity. This trial design supports our long-term development strategy and is consistent with our precision medicine approach.

We have completed dosing in six cohorts in this SAD trial at doses of 1, 2, 6, 12, 24 and 48 mg of MYK-461 or matching placebo. MYK-461 has been well tolerated at all of these doses. A total of nine clinical adverse events, all mild in severity, were reported during this trial of 48 healthy subjects. There have been no serious adverse events or clinically important findings in vital signs, electrocardiogram recordings or safety laboratory tests. MYK-461 has neither been found to affect skeletal muscle function, as assessed by handgrip strength testing, nor has it been found to negatively impact alternate forms of myosin elsewhere in the body.

Our trials have demonstrated rapid absorption of MYK-461 following an oral dose. As shown in the graph below, plasma concentrations of MYK-461 demonstrate a dose-linear and dose-proportional PK profile, with low inter-subject variability.

MYK-461 Demonstrates a Dose-Linear and Dose-Proportional PK Profile

Proof of mechanism was demonstrated by PD activity at doses of 12 mg and above, with each dose cohort clearly differentiated from placebo. PD activity was assessed by three different biomarkers: (i) left ventricular ejection fraction, or LVEF, representing the amount of blood pumped with each heartbeat, as a percentage of the total left ventricle volume; (ii) left ventricular outflow tract velocity-time integral, or LVOT-VTI, representing a calculation of stroke volume; and (iii) left ventricular fractional shortening, LVFS, representing a proxy for cardiac output by measuring the change in the size of the left ventricle during a heartbeat. Echocardiographic data were blinded and independently double read by experts at a core laboratory.

We observed that each of these biomarkers (LVEF, LVOT-VTI and LVFS), which are independent measures of cardiac contractility, were concordant with respect to dose-response and time course of onset and return to baseline following a single dose. These results are illustrated in the graphs below.

Dose-Dependent PD Response as Measured by LVEF

Dose-Dependent PD Response as Measured by LVOT-VTI

Dose-Dependent PD Response as Measured by LVFS

Our second Phase 1 SAD clinical trial of MYK-461 is currently enrolling adult HCM patients. As a complement to our Phase 1 SAD trial in healthy volunteers, the primary objective of this trial is to gain initial safety and tolerability data in HCM patients. Secondary objectives include comparing the PK and PD profiles in patients with those in healthy adult volunteers. To assess PD activity, we are using the same three independent biomarkers of contractility: (i) LVEF, (ii) LVOT-VTI and (iii) LVFS.

We have completed dosing in two patients in this SAD trial at doses of 48 mg of MYK-461, which matches the amount of drug administered to the highest-dosed cohort in our healthy volunteer SAD trial. For these two patients, MYK-461 has been well tolerated and there have been no serious adverse events or clinically important safety findings. We intend to continue enrolling HCM patients in this trial and, once enrollment is complete, expect to announce final data in mid-2016.

Preliminary results from dosing these two patients at 48 mg of MYK-461 demonstrate proof of mechanism in patients. We observed similar PD activity in these two HCM patients as we observed in healthy volunteers in our other trials (HV). The results are illustrated in the graphs below, which show the effect on these biomarkers of MYK-461, or placebo, for: (i) the healthy volunteer placebo cohorts shown above, (ii) Cohort 6 of the healthy volunteer trial, representing a 48 mg dose of MYK-461 and (iii) the two individual HCM patients dosed to date in this trial.

PD Activity in HCM Patients Similar to HV, as Measured by LVEF

PD Activity in HCM Patients Similar to HV, as Measured by LVOT-VTI

PD Activity in HCM Patients Similar to HV, as Measured by LVFS

Our third Phase 1 clinical trial is a double blind, placebo-controlled, MAD trial of MYK-461 in healthy adult volunteers. We initiated dosing of this trial in August 2015, and subject to enrollment in accordance with our current plans, we expect to receive final data from this trial in mid-2016.

Several cohorts of healthy volunteers will be administered low (1 to 10 mg) doses daily until they reach steady-state concentrations of MYK-461. The goals of the trial are to:

•	Establish the tolerability of repeat doses, at or near steady state, of MYK-461 in healthy volunteers across a range of potentially therapeutic doses;

•	Document a repeat dose PK profile of MYK-461;

•	Determine the degree and stability of pharmacological activity of MYK-461 when administered as repeat doses at or near steady state; and

•	Generate data sufficient to guide dosage and administration of MYK-461 in subsequent chronic dosing outpatient studies in HCM patients designed to evaluate clinical benefits.

Preclinical Data for MYK-461

In addition to the preclinical studies necessary to support clinical development of MYK-461, we have also studied the effects of MYK-461 in genetic animal models of HCM. MYK-461 has demonstrated disease prevention and reversal in an established mouse model that has been genetically modified to carry a myosin mutation identified to cause HCM. These mice develop the characteristic thickening and fibrosis of the left ventricle of the heart over time, mirroring the progressive nature of human disease.

The first part of the study evaluated MYK-461’s ability to prevent the development of HCM in mutant mice that had yet to develop symptoms of hypertrophy. The treated mutant mice developed significantly less left ventricular fibrosis (p < 0.02), as compared to the untreated mutant mice. In addition, untreated mutant mice developed HCM as reflected by an increased thickness of the left ventricular wall, while mutant mice treated with daily oral doses of MYK-461 did not develop HCM. Furthermore, the thickness of the left ventricle posterior wall, or LVPW, of the treated mice was similar to that of wild-type mice without the genetic mutation, as shown in the graph below:

MYK-461 Observed to Prevent Development of Hypertrophy in Mouse Model of HCM

The second part of the study evaluated MYK-461’s effect on mutant mice that developed HCM symptoms prior to treatment with MYK-461. Untreated mutant mice continued to develop progressive left ventricle thickening while the thickness of the left ventricle in mutant mice treated with MYK-461 showed a measurable decline two to four weeks after initiating treatment that persisted for the 10 week duration of the study. The chart below shows the average relative reduction in LVPW (normalizing the individual data series using each mouse’s baseline LVPW thickness as 100%). Throughout both experiments, MYK-461 was well tolerated in both wild-type and mutant mice.

MYK-461 Observed to Reverse Hypertrophy in Mouse Model of HCM

Other preclinical studies have been conducted to support the clinical development of MYK-461. Toxicology studies in rat and dog suggest that MYK-461 has the potential to be safe and well tolerated. At dose levels equivalent to anticipated therapeutic dose levels, no significant adverse effects were observed. At higher dose levels, adverse effects consistent with an exaggerated on-target pharmacology of MYK-461 were observed. There was no evidence of tolerability issues with MYK-461 at lower exposures producing the intended degree of target modulation to be studied in the clinic. The pattern of appearance of MYK-461 in the bloodstream following oral dosing, the high proportion of an oral dose that is absorbed, a long persistence of the drug in the bloodstream, and the eventual elimination of the drug through multiple clearance mechanisms all suggest that MYK-461 may be well suited for a chronic, orally administered therapy.

Anticipated Development Pathway

Given the absence of any approved therapies for HCM, there is no established FDA registration pathway for such a therapy. We do not anticipate the need for outcomes-based studies in order to obtain regulatory approval. In our clinical program, we will seek to clearly understand the impact of dosing, genotype, phenotype and other factors on the safety and efficacy of MYK-461, in several different patient cohorts. Following the successful completion of our three currently ongoing Phase 1 clinical trials, we expect to initiate two separate Phase 2 clinical trials of MYK-461 in obstructive and non-obstructive HCM patients to evaluate the drug’s safety and efficacy. We anticipate that we would enroll approximately 100 patients in each of these two trials. In addition to imaging-based biomarkers of PD activity, we intend to assess all patients using cardiopulmonary exercise testing, or CPET, an established basis for registration. Specific to the obstructive HCM patient group, we will evaluate patients for reduction of their LVOT gradients, a short term measure of disease modification.

DCM-1 Program for Dilated Cardiomyopathy

Our DCM-1 program has generated several potential therapeutic candidates designed to treat heritable DCM caused by mutations in sarcomeric proteins by restoring normal cardiac muscle contractility in the diseased DCM heart. Our initial targeted therapy attempts to counteract one known mechanistic disruption by increasing the number of cross-bridges formed during cardiac muscle contraction, thereby increasing the ensemble force of contraction and improving cardiac output. We are currently evaluating several potential orally available, small molecule candidates that act according to this mechanism, each of which has demonstrated favorable PK and PD profiles in animals. We anticipate initiating Phase 1 clinical trials in our DCM-1 program in the first half of 2017.

We believe that if approved, a product candidate from our DCM-1 program would be the first targeted therapy to treat an underlying biomechanical defect leading to DCM.

Overview of Dilated Cardiomyopathy

DCM is defined broadly as heart failure with reduced ejection fraction in the absence of prior heart attack or other recognized causes. In DCM, the walls of the left ventricle are thin and over-expanded, leading to improper contraction and insufficient blood being pumped by the heart. In contrast to HCM, the sarcomere afflicted by DCM is characterized by reduced overall power output. Also known as hypocontractility, this results in a dilated, thin-walled left ventricle that does not supply sufficient blood to the body.

DCM is a life-threatening progressive disease. Once symptoms appear, a patient’s condition typically declines steadily over the next few years. Typical symptoms of DCM include shortness of breath, fatigue, swelling in the extremities or an irregular heartbeat. As the disease progresses, patients become increasingly debilitated and experience persistent shortness of breath, even at rest. Diastolic function, or the heart’s ability to relax and fill with blood, is also impaired because the heart is already expanded. The dilated left ventricle is itself deprived of an adequate supply of oxygen that may contribute to fibrosis and the risk of dangerous heart rhythm disturbances. In addition, whether or not symptoms have appeared, DCM patients are at risk of sudden cardiac death.

The fundamental cause of all DCM is that the heart muscles are not able to contract with sufficient force. In heritable DCM, this lack of power is caused in certain cases by genetic mutations that disrupt the ability of individual myosin motors to form cross-bridges with actin and contribute to overall contraction.

It is estimated that DCM afflicts about one million people in the United States alone, of which approximately 400,000 have heritable DCM and approximately 100,000 patients are ISM+. We plan to initially target patients that represent a subset of all DCM patients that are ISM+, a group we estimate represents approximately 12,000 patients.

Current Standard of Care for Patients with Dilated Cardiomyopathy

Similar to HCM, there are currently no approved therapeutic products indicated for the treatment of DCM. Patients are typically prescribed one or more drugs indicated for the treatment of heart failure generally, such as digoxin, diuretics, beta blockers, renin-angiotensin-neprilysin system inhibitors or antagonists and aldosterone antagonists. By treating various signs and symptoms of heart disease and addressing some of the compensatory mechanisms described above, these drugs may reduce overall morbidity and mortality; however, none of the treatments address the underlying cause of disease or modify disease progression. Surgical options available to DCM patients include heart transplantation and use of an ICD, a biventricular pacemaker or a left ventricular assist device, or LVAD.

Preclinical Data for DCM-1 Program

Compounds in our DCM-1 program are intended to improve contractility in isolated human heart cells by increasing the velocities of contraction and relaxation. These compounds likewise have been observed to cause strong increases in contractility in animal models at doses above the expected therapeutic range without adverse events or impact on cardiac rhythms.

Ventricular contraction as measured by echocardiography (before and after treatment)

Anticipated Development Plan for DCM-1 Program

In our preclinical development program for DCM-1, we intend to perform toxicology studies on one or more lead development candidates to assess suitability for human administration. These toxicology and safety data potentially support a clinical submission of an IND. We anticipate that we will initiate Phase 1 clinical trials for our DCM-1 program in the first half of 2017 after an IND becomes effective.

We anticipate initiating clinical development program for DCM-1 in healthy adult volunteers before dosing patients. We envision SAD and MAD trials in healthy volunteers, which will use a biomarker strategy to evaluate left ventricular contractility, similar to our approach for MYK-461, to establish early proof of mechanism.

Additional Potential Extensions of our Platform

Beyond HCM and heritable DCM, we are researching defects caused by mutations in proteins that result in other heritable cardiomyopathies such as restrictive cardiomyopathy and left ventricular non-compaction in order to generate precision therapies for those diseases. We believe that the fundamental mechanisms we are targeting in the heart may have applicability in the broader heart failure population. The chemistries we develop to target various components of the sarcomere may also be applicable to skeletal disorders where we can define a parallel linkage between disease-causing mutations in non-cardiac muscle proteins and their resulting biomechanical defects.

Sanofi Collaboration

In August 2014, we entered into a license and collaboration agreement with Aventis Inc., a wholly-owned subsidiary of Sanofi S.A., for the research, development and potential commercialization of pharmaceutical products for the treatment, prevention and diagnosis of HCM and DCM, as well as potential additional indications. For purposes of this presentation, we refer to Sanofi as our co-party to the Collaboration Agreement.

The Collaboration Agreement covers three main research programs: MYK-461 (or HCM-1), HCM-2 and DCM-1. Under the Collaboration Agreement, we are responsible for conducting research and development activities pursuant to mutually agreed research and development plans through early human efficacy studies, except for certain specified research activities to be conducted by Sanofi as set forth in the research plan. The proof-of-concept studies contemplated by the Collaboration Agreement are expected to be conducted on a staggered basis.

Prior to the completion of proof of concept, or POC, studies, we will be responsible for development activities for each product. Following the completion of the POC studies, Sanofi will be responsible for worldwide development activities for DCM only. Under the Collaboration Agreement, we retained U.S. rights to MYK-461 and HCM-2, as well as co-commercialization rights to DCM-1 in the United States, at our option. We have granted to Sanofi: (i) worldwide rights to commercialize DCM-1; and (ii) regulatory and commercialization rights outside the United States for the two HCM programs. Sanofi also has the option to co-promote the MYK-461 and HCM-2 programs in the United States only in the event of a potential expanded cardiovascular disease indication outside of the genetically targeted indications for MYK-461 and HCM-2. We will collaborate with Sanofi through the use of various committees, each of which are comprised of three representatives selected by us and three representatives selected by Sanofi, to manage the overall collaboration and coordinate the research of the compounds, as well as monitor, coordinate the development of the compounds and products and monitor and oversee the commercialization activities of the compound and products.

The initial term of the research program is set to end on December 31, 2018. On or before September 1, 2016, we are required to provide Sanofi with all material information for Sanofi to determine if certain criteria have been satisfied, and prior to December 31, 2016 Sanofi is then required to provide us with notice of whether it will continue the collaboration. If such notice is not provided or if Sanofi provides notice of its intent to discontinue the collaboration, the Collaboration Agreement will terminate. Sanofi agreed that if it provided notice of its intent to continue the collaboration, the Collaboration Agreement will remain in effect and Sanofi will be required to make a one-time payment to us of $45.0 million, or the Continuation Payment, together with an additional payment in consideration for the purchase of capital stock as described below. If Sanofi provides notice prior to December 31, 2016 that we have not met the criteria, the parties are required to negotiate an amendment to the financial terms of the Collaboration Agreement. If such an amendment is mutually agreed, Sanofi will be required to continue the collaboration and make a payment to us; otherwise the Collaboration Agreement will terminate. Upon termination, we will be granted all rights required to continue to research, develop and commercialize the collaboration programs.

We are required to use diligent efforts to develop, and following the applicable regulatory approval in the United States, to commercialize at least one MYK-461 product and one HCM-2 product in the United States. Sanofi is required to use diligent efforts to develop, and following the applicable regulatory approval in any of France, Germany, Italy, Spain, the United Kingdom, China, Japan and the United States, or the Major Market Countries, to commercialize at least one DCM-1 product in each Major Market Country, at least one MYK-461 product in each Major Market Country (other than the United States) and at least one HCM-2 product in each Major Market Country (other than the United States).

Under the Collaboration Agreement, we granted Sanofi several co-exclusive, royalty-bearing licenses, as well as an exclusive (even with regards to us), royalty-bearing license to certain of our intellectual property and our rights in jointly-owned intellectual property created under the collaboration, to develop and manufacture, and to commercialize in the territories licensed to Sanofi, the compounds and products subject to the collaboration, as well as any companion diagnostics we may develop for such products. In addition, Sanofi granted to us several co-exclusive, royalty-bearing licenses, as well as an exclusive (even with regards to Sanofi), royalty-bearing license to certain of Sanofi’s intellectual property and its rights in jointly owned intellectual property, created under the collaboration, to develop and manufacture, and to commercialize in the retained territories, the applicable compounds and products, as well as companion diagnostics for such products.

Under the Collaboration Agreement, we were originally eligible to receive up to $200.0 million in upfront and milestone payments, equity investments and research and development support. To date, of such amount, we have received from Sanofi an initial non-refundable upfront cash payment of $35.0 million and equity investments of $10.0 million in exchange for Series A-1 redeemable convertible preferred stock and $5.0 million in exchange for Series B redeemable convertible preferred stock. The total payments we were originally eligible to receive also includes the $45.0 million Continuation Payment, a $25.0 million milestone payment contingent on the submission of an IND for any DCM-1 product in a Major Market Country, up to $45.0 million of approved in-kind research and clinical activities and an obligation to purchase an additional $40.0 million of our capital stock if Sanofi provides notice of its intent to continue the collaboration prior to December 31, 2016. Under the Collaboration Agreement, Sanofi’s obligation to purchase the additional $40.0 million of our capital stock (which was reduced by $5.0 million for its purchase of the Series B redeemable convertible preferred stock) terminates in connection with certain financing events, including consummation of this offering. Additionally, we are eligible to receive from Sanofi tiered royalties ranging from the mid-single digits to the mid-teens on net sales of certain products under the Collaboration Agreement, and we have agreed to pay Sanofi tiered royalties ranging from the mid-single digits to the low teens on net sales of MYK-461 and HCM-2 products in the United States. The royalties payable under the Collaboration Agreement are subject to certain offsets and reductions. In addition to these amounts, Sanofi may also be responsible for certain additional costs and expenses relating to the collaboration, including a percentage of the registration program costs for MYK-461 and the HCM-2 and DCM-1 programs.

Unless earlier terminated during the initial research term as described above, the Collaboration Agreement will continue on a country-by-country and product-by-product basis until the expiration of the applicable royalty term for the applicable product in the applicable country, subject to certain exceptions. Sanofi may, upon written notice to us prior to December 31, 2016, terminate the Collaboration Agreement in its entirety effective December 31, 2016. The Collaboration Agreement will be deemed terminated on December 31, 2018 with respect to all compounds and products from a program for which POC studies have not been completed unless Sanofi agrees before such date to fund up to an aggregate of $15.0 million for the applicable program. Additionally, at any time after December 31, 2018, Sanofi may, upon prior written notice to us, terminate the Collaboration Agreement for convenience in its entirety or on a region-by-region or program-by-program basis with respect to selected regions. The Collaboration Agreement is also subject to termination by either party upon a material breach by the other party, subject to a notice and cure period, or upon a bankruptcy, insolvency or similar event affecting the other party. We also have the right to terminate the Collaboration Agreement in the event of certain patent challenges by Sanofi or its affiliates.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our drug candidates, novel biological discoveries, screening and drug development technology and other know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how, continuing technological innovation and potential in-licensing of intellectual property to develop and maintain our proprietary position.

As for the pharmaceutical products we develop and commercialize, as a normal course of business, we intend to pursue composition-of-matter patents, where possible, and dosage and formulation patents, as well as method-of-use patents on novel indications for known compounds. We also seek patent protection with respect to novel biological discoveries, including new targets. We may also pursue patents with respect to our proprietary screening and drug development processes and technology. We may also seek patent protection, either alone or jointly with our collaborators, as our collaboration agreements may dictate.

Our patent estate includes 2 allowed U.S. patent applications, 2 pending Patent Cooperation Treaty, or PCT, applications, and 2 additional U.S. provisional applications, all of which are exclusively owned by us, with claims relating to all of our current clinical-stage drug candidates. With respect to our lead drug candidates in the HCM program, we exclusively own one allowed U.S. patent application relating to the chemical composition of MYK-461 and use thereof.

Individual patents extend for varying periods depending on the date of filing of the patent application and the legal term of patents in the countries in which they are obtained. Generally, patents issued for applications filed in the United States are effective for twenty years from the earliest effective filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. However, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also twenty years from the earliest effective filing date. Our allowed patent applications are expected to expire in 2034. However, the actual protection afforded by a patent varies on a product by product basis, from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Furthermore, the patent positions of biotechnology and some pharmaceutical products and processes like those we may develop and commercialize are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in such patents has emerged to date in the United States. The patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries can diminish our ability to protect our inventions and enforce our intellectual property rights and more generally could affect the value of intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Our ability to maintain and solidify our proprietary position for our drugs and technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of the patent applications that we may file or license from third parties will result in the issuance of any patents. The issued patents that we own or may receive in the future may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may be able to independently develop and commercialize similar drugs or duplicate our technology, business model or strategy without infringing our patents.

Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our drugs can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent.

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with our commercial partners and selected consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our drugs or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future drugs may have a material adverse impact on us.

In addition, substantial scientific and commercial research has been conducted for many years in the areas in which we have focused our development efforts, which has resulted in third parties having a number of issued patents and pending patent applications. Patent applications in the United States and elsewhere are published only after eighteen months from the priority date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to drugs similar to MYK-461 and any future drugs, discoveries or technologies we might develop may have already been filed by others without our knowledge.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently depend on third-party contract manufacturing organizations, or CMOs, for all of our requirements of raw materials, drug substance and drug product for our preclinical research and our ongoing clinical trial of MYK-461. We have not entered into long-term agreements with our current CMOs. We intend to continue to rely on CMOs for later-stage development and commercialization of MYK-461, as well as the development and commercialization of any other product candidates that we may identify. Although we rely on CMOs, we have personnel and third-party consultants with extensive manufacturing experience to oversee the relationships with our contract manufacturers.

We believe the synthesis of the drug substance for MYK-461 is reliable and reproducible from readily available starting materials, and the synthetic routes are amenable to large-scale production and do not require unusual equipment or handling in the manufacturing process. We have obtained an adequate supply of the drug substance for MYK-461 from our first CMO to satisfy our immediate clinical and preclinical demands. We have implemented improvements to our drug substance manufacturing process to further facilitate production capacity adequate to meet future development and commercial demands.

Drug product formulation development for MYK-461 is in progress. We have contracted with a third-party manufacturer capable of both formulation development and drug product manufacturing through early commercialization. We may identify a second drug product manufacturer in the future to add additional capacity and redundancy to our supply chain. In our ongoing SAD clinical trials of MYK-461, we are utilizing a suspension formulation. We have developed and manufactured multiple strengths of an immediate release tablet for use in the MAD trial. For future development and commercialization, we intend to develop a refined tablet formulation and may develop alternate formulations for the adolescent and children/infant populations.

Sales and Marketing

We have U.S. commercial rights to two of our three current programs (MYK-461 and HCM-2) and U.S. co-promotion rights to DCM-1 subject to the collaboration with Sanofi, and have worldwide rights to LUS-1 and our future programs. We believe that we can maximize the value of our products by retaining substantial commercialization rights to our product candidates and, where appropriate, entering into collaborations for specific therapeutic indications or geographic territories.

Our current strategy is to market our initial HCM and DCM products using a dedicated, direct sales force focused on selected cardiologists and heart failure specialists in the United States. These physicians are typically affiliated with leading hospitals and medical centers and tend to have well-established referral networks. We believe they represent a concentrated prescriber base that can be appropriately managed with a specialist care sales model.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our scientific knowledge, technology and development experience, our precision medicine platform and our pioneering culture provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any therapeutic candidates that we successfully develop and commercialize will compete with existing products and new products that may become available in the future.

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of treatments and the commercialization of those treatments. Accordingly, our competitors may be more successful than us in obtaining approval for treatments and achieving widespread market acceptance.

In the field of heart failure drug development, our principal competitors include Amgen Inc., Bayer AG, Bristol-Myers Squibb Company, C.H. Boehringer Sohn AG & Co. KG, Gilead Sciences, Inc., Novartis AG and Takeda Pharmaceutical Company Limited. Specific to our initial drug discovery and development focus areas, it is believed that Gilead Sciences, Inc., Heart Metabolics Limited and Novartis AG have ongoing programs in HCM and that Array BioPharma Inc., Kasiak Research Pvt Ltd., Novartis AG, Vericel Corp. and Zensun (Shanghai) Sci. &Tech. Co., Ltd. have ongoing programs in DCM. Additionally, there may be other companies pursuing therapeutic candidates from which we face current or future competition.

Government Regulation

Government authorities in the United States at the federal, state and local levels, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of drug products such as those we are developing.

A number of different regulatory agencies may be involved, depending on the product at issue, and the type and stage of activity. These include the FDA, the Drug Enforcement Administration, or DEA, the Centers for Medicare and Medicaid Services, or CMS, other federal agencies, state boards of pharmacy, state controlled substance agencies and more.

U.S. Government Regulation

Drug Development Process

In the United States, the FDA is a primary regulator of drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and implementing regulations. The process of obtaining regulatory approvals and compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with applicable requirements at any time during the drug development process, approval process, or after approval, may subject us to adverse consequences and administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include refusal to approve pending applications; withdrawal of or restrictions on an approval; imposition of a clinical hold or other limitation on research; warning letters; product seizures; total or partial suspension of development, production, or distribution; or injunctions, fines, disgorgement, civil penalties or criminal prosecution.

The process required before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical, also known as preclinical, laboratory tests, animal studies and formulation studies conducted according to Good Laboratory Practice, or GLP, requirements, animal welfare laws and other applicable regulations;

•	submission to the FDA of an IND which must become effective before clinical trials, meaning trials in human subjects, may begin in the United States, obtaining similar authorizations in other jurisdictions where clinical research will be conducted and maintaining these authorizations on a continuing basis throughout the time that trials are performed and new data are collected;

•	performance of adequate and well-controlled clinical trials according to Good Clinical Practice, or GCP, requirements to demonstrate whether a proposed drug is safe and effective for its intended use;

•	preparation and submission to the FDA of a marketing authorization application, such as an NDA, and submitting similar marketing authorization applications in other jurisdictions where commercialization will be pursued;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product will be produced to assess compliance with current good manufacturing practice, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA or other marketing authorization application.

The development, testing and approval process requires substantial time, effort and financial resources and bears significant, inherent risk that the individual products will not exhibit the relevant safety, effectiveness, or quality characteristics. We cannot be certain that any approvals for our product candidates will be granted on a timely basis, or with the specific terms that we desire, if at all.

An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human studies. The IND also includes results of animal studies or other human studies, as appropriate, as well as manufacturing information, analytical data and any available clinical data or literature to support the use of the investigational new drug. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators in accordance with GCP, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical trial site’s institutional review board, or IRB, or ethics committee before the trials may be initiated, and the IRB or ethics committee must monitor the study until completed.

Clinical trials typically are conducted in three sequential phases that may overlap or be combined:

•	Phase 1. The drug initially is introduced into a small number of patients or healthy human volunteers and information is collected pertaining to the drug’s safety, dosage tolerance, absorption, metabolism, distribution and elimination. These trials are designed to determine the metabolism and pharmacologic actions, side effects with increasing doses and if possible, early evidence of effectiveness.

•	Phase 2. These trials include controlled clinical trials initiated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the effectiveness of the drug candidate for a particular indication in patients with the disease or condition under study, and to determine common short-term side effects and risks associated with the drug.

•	Phase 3. Clinical trials are expanded and controlled trials undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to gather additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk profile of the drug candidate and provide an adequate basis for physician labeling and regulatory approval.

Progress reports related to clinical trials must be submitted at least annually to the FDA and participating IRBs, and more frequent safety reports must be submitted to the FDA and to investigators for serious and unexpected suspected adverse events, and certain other purposes. Phase 1, Phase 2 and Phase 3 trials may not be completed successfully within a specified period, if at all. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the healthy volunteers or patients are being exposed to an unacceptable health risk or that the investigational product apparently lacks efficacy. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with applicable requirements or if the drug candidate has been associated with unexpected serious harm to healthy volunteers or patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a DSMB, or data safety monitoring board or committee. The DSMB reviews safety information and provides recommendations to the sponsor for whether a trial may move forward at designated check points based on access to certain data from the study. As the sponsor, we may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

We estimate that it generally takes 10 to 15 years, or possibly longer, to discover, develop and bring to market a new pharmaceutical product in the United States. Several years may be needed to complete each phase, including discovery, preclinical, Phase 1, 2 or 3, or marketing authorization.

At times during the development of a new drug product, sponsors are given opportunities to meet with the FDA. This commonly occurs prior to submission of an IND, at the end of Phase 2 trials, and before an NDA is submitted. Meetings at other times may also be requested. These meetings provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. A pediatric study plan must be submitted within sixty days of the end of the Phase 2 meeting. Concurrent with clinical trials, companies usually complete additional animal studies and develop additional information about the chemistry and physical characteristics of the drug candidate and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate, and the manufacturer must develop methods for confirming the identity, quality, purity and potency of the final products. Additionally, appropriate packaging must be selected and tested and stability trials must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf-life and distribution pathway.

Disclosure of Clinical Trial Information

Sponsors of clinical drug trials (other than Phase 1 trials) are required to register and disclose certain clinical trial information. Information related to the product, comparator, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of certain trials may be delayed until the new product or new indication being studied has been approved. However, there are evolving rules and increasing requirements for publication of trial-related information, and it is possible that data and other information from trials involving drugs that never garner approval could in the future be required to be disclosed. In addition, publication policies of major medical journals mandate certain registration and disclosures as a pre-condition for potential publication, even when this is not presently mandated as a matter of law. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

New Drug Application Review and Approval Processes

The results of drug candidate development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug candidate, proposed labeling and other relevant information are submitted to the FDA as part of an NDA, requesting approval to market the drug candidate for one or more proposed indications. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA.

The cost of preparing and submitting an NDA is substantial. Under federal law, NDAs are subject to substantial application user fees and the sponsor of an approved NDA is also subject to annual product and establishment user fees. Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, effective through September 30, 2015, the user fee for each NDA application requiring clinical data is $2,335,200. PDUFA also imposes an annual product fee for drugs ($110,370), and an annual establishment fee ($569,200) on facilities used to manufacture prescription drugs. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews each NDA to ensure that it is sufficiently complete for substantive review before it may be filed. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA’s goal is to review applications within ten months of the filing date or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months from the filing date. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews an NDA to determine, among other things, whether a drug candidate is safe and effective for its intended use and indication for use and whether its manufacturing is cGMP-compliant. The FDA may refer the NDA to an advisory committee consisting of a panel of external experts for review and recommendation as to whether the NDA should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations.

After the FDA evaluates the NDA and conducts inspections of manufacturing facilities where the drug product and/or its active pharmaceutical ingredient will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable criteria are not satisfied, or it may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA will issue a Complete Response Letter if the agency decides not to approve the NDA in its present form. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the Complete Response Letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a product receives regulatory approval, the approval may be limited to specific diseases, dosages, or indications for use, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post-approval trials, sometimes referred to as Phase 4 clinical trials, to further assess a drug’s safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Expedited Development and Review Programs

The FDA has various programs, including fast track, priority review, accelerated approval, and breakthrough therapy designation, that are intended to increase agency interactions, expedite or facilitate the process for reviewing drug candidates, and/or provide for initial approval on the basis of surrogate endpoints. We believe that our product candidates may qualify for some of these expedited development and review programs. Even if a drug candidate qualifies for one or more of these programs, the FDA may later decide that the drug candidate no longer meets the conditions for qualification.

The Fast Track program is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug may request the FDA to designate the drug as a Fast Track product at any time during the clinical development of the product. Unique to a Fast Track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

Any product submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drug candidates studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies. Failure to conduct required post-approval trials, or the inability to confirm a clinical benefit during post-marketing trials, may allow the FDA to withdraw the drug from the market on an expedited basis. In addition, the FDA presently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

The Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, also amended the FDCA to require FDA to establish breakthrough therapy designation. A drug can be designated as a breakthrough therapy if it is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. A sponsor may request that a drug be designated as a breakthrough therapy at any time during the clinical development of the product. If so designated, FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather preclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

Post-Approval Requirements

Any products for which we may receive future FDA approval are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting and analysis of adverse experiences with the product, providing the FDA with updated safety, efficacy and quality information, product sampling and distribution requirements, maintaining up-to-date labels, warnings, and contraindications, and complying with promotion and advertising requirements. Products may be promoted only for the approved indications and in accordance with the approved label; products cannot be promoted for unapproved, or off-label, uses, although physicians may prescribe drugs for off-label uses in accordance with the practice of medicine. Manufacturers must continue to comply with cGMP requirements, which are extensive and require considerable time, resources and ongoing investment to ensure compliance. In addition, changes to manufacturing processes often require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. Manufacturers and other entities involved in the manufacturing and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic inspections for compliance with cGMP and other laws. FDA and state inspections may identify compliance issues at manufacturing that may disrupt production or distribution or may require substantial resources to correct.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market, such as adverse events, the existence or severity of which was unknown when the product was approved. Later discovery of previously unknown problems with a product may result in restrictions on the product or complete withdrawal from the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, warning letters, holds on clinical trials, product recalls or seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or civil or criminal payments or penalties.

From time to time, new legislation is enacted that changes the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA. In addition, FDA regulations and guidance may be revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative or regulatory or policy changes will occur or be implemented and what the impact of such changes, if any, may be.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration, and specifics of FDA approval of the use of our drug candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term to be extended up to five years as compensation for patent term effectively lost due to the FDA’s pre-market approval requirements. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension. Extensions are not granted as a matter of right and the extension must be applied for prior to expiration of the patent and within a 60 day period from the date the product is first approved for commercial marketing. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Where a product contains multiple active ingredients, if any one active ingredient has not been previously approved, it can form the basis of an extension of patent term provided the patent claims that ingredient or the combination.

In the future, we may apply for patent term restoration for some of our presently owned patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant NDA; however, there can be no assurance that any such extension will be granted to us.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The specific scope varies, but fundamentally the FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity never previously approved by the FDA either alone or in combination. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the compound responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability trials, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric Information and Exclusivity

Under the FDCA, NDAs and certain supplements to NDAs must contain data adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. FDASIA, which was signed into law on July 9, 2012, amended the FDCA to require that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials, and/or other clinical development programs.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drug candidates intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that costs of research and development of the drug for the indication can be recovered by sales of the drug in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Although there may be some increased communication opportunities, orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a drug candidate that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in very limited circumstances, such as if the second applicant demonstrates the clinical superiority of its product or the manufacturer of the product with exclusivity is unable to assure sufficient quantities of the product. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee. Orphan drug exclusivity could block the approval of our drug candidates for seven years if a competitor obtains approval of the same product as defined by the FDA or if our drug candidate is determined to be contained within the competitor’s product for the same indication or disease.

As in the United States, we may apply for designation of a drug candidate as an orphan drug for the treatment of a specific indication in the European Union before the application for marketing authorization is made. Orphan drugs in the European Union enjoy economic and marketing benefits, including up to 10 years of market exclusivity for the approved indication unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan designated product.

The FDA and foreign regulators expect holders of exclusivity for orphan drugs to assure the availability of sufficient quantities of their orphan drugs to meet the needs of patients. Failure to do so could result in the withdrawal of marketing exclusivity for the orphan drug.

Pharmaceutical Coverage, Pricing, and Reimbursement

United States

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we obtain regulatory approval. In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of any products for which we receive regulatory approval for commercial sale will therefore depend, in part, on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations.

Even if the FDA approves NDAs for our drug candidates, sales of our products will depend, in part, on the availability of coverage and reimbursement by third-party payors, such as government health programs, commercial or private insurance, and managed care organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. A decision by a third-party payor not to cover our product candidates could reduce physician utilization of our products once approved and have a material adverse effect on our sales, results of operations and financial condition. Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Additionally, coverage and reimbursement for new products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular product or service does not ensure that other payors will also provide coverage for the product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products to each payor separately and will be a time-consuming process.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on cost containment measures in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Third-party payors are increasingly challenging the prices charged for products and services, examining the medical necessity and reviewing the cost-effectiveness of drugs, medical devices and medical services, in addition to questioning safety and efficacy. If these third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after FDA approval or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

European Union

In Europe and many other foreign countries, the success of our drug candidates we may develop depends largely on obtaining and maintaining government reimbursement, because in many foreign countries patients are unlikely to use prescription pharmaceutical products that are not reimbursed by their governments. Negotiating reimbursement rates in foreign countries can delay the commercialization of a pharmaceutical product and generally results in a reimbursement rate that is lower than the net price that companies can obtain for the same product in the United States.

In some countries, such as Germany, commercial sales of a product can begin while the reimbursement rate that a company will receive in future periods is under discussion. In other countries, a company must complete the reimbursement discussions prior to the commencement of commercial sales of the pharmaceutical product. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of drugs for which their national health insurance systems provide reimbursement and to control the prices of drugs for human use. A member state may approve a specific price for the drug or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug on the market. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

Other Healthcare Laws and Compliance Requirements

In addition to FDA restrictions on marketing of pharmaceutical products, pharmaceutical companies also are subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and false claims laws, and the reporting of payments to physicians and teaching hospitals. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and individual imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

In March 2010, the Patient Protection and Affordable Health Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, PPACA, was enacted, which includes measures that have or will significantly change the way health care is financed by both governmental and private insurers. Among the provisions of PPACA of greatest importance to the pharmaceutical industry are the following:

•	The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services, a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Effective in 2010, PPACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs and biologic agents from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. PPACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization as of 2010 and by expanding the population potentially eligible for Medicaid drug benefits. The Centers for Medicare and Medicaid Services, or CMS, have proposed to expand Medicaid rebate liability to the territories of the United States as well. In addition, PPACA provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program. The implementation of this requirement by the CMS may also provide for the public availability of pharmacy acquisition of cost data, which could negatively impact our sales.

•	In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. Effective in 2010, PPACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the present state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

•	Effective in 2011, PPACA imposed a requirement on manufacturers of branded drugs and biologic agents to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., “donut hole”).

•	Effective in 2011, PPACA imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

•	As part of efforts to further transparency of payments made by pharmaceutical companies to physicians, PPACA required manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any investment interests held by physicians and their immediate family members. Manufacturers were required to begin reporting this information to CMS beginning in 2014. Annual reporting is required and records of payments are publicly available for review on the CMS website.

•	As of 2010, a new Patient-Centered Outcomes Research Institute was established pursuant to PPACA to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

•	PPACA created the Independent Payment Advisory Board, or IPAB, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. However, the IPAB implementation has been not been clearly defined. PPACA provided that under certain circumstances, IPAB recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings.

•	PPACA established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Anti-Kickback Laws

U.S. federal laws, including the federal Anti-Kickback Statute, prohibit fraud and abuse involving state and federal healthcare programs, such as Medicare and Medicaid. These laws are interpreted broadly and enforced aggressively by various federal agencies, including CMS, the Department of Justice, and the Office of Inspector General for the U.S. Department of Health and Human Services, or HHS, and various state agencies. These anti-kickback laws prohibit, among other things, any person from knowingly and willfully offering, paying, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal healthcare program. Remuneration is broadly defined to include anything of value, such as cash payments, gifts or gift certificates, discounts, or the furnishing of services, supplies, or equipment. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. The anti-kickback laws are broad and prohibit many arrangements and practices that are lawful in businesses outside of the healthcare industry. A person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation.

The penalties for violating the anti-kickback laws can be severe. The sanctions include criminal and civil penalties, and possible exclusion from the federal healthcare programs. Many states have adopted laws similar to the federal anti-kickback laws, and some apply to items and services reimbursable by any payor, including third-party payors.

Federal and State Prohibitions on False Claims

The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. Under the False Claims Act, a person acts knowingly if he has actual knowledge of the information or acts in deliberate ignorance or in reckless disregard of the truth or falsity of the information. Although we would not submit claims directly to government payors, manufacturers can be held liable under the False Claims Act if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law.

Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual on behalf of the federal government who shares in any amounts paid by the defendant to the government in connection with the action. The number of filings under these provisions has increased significantly in recent years. Conduct that violates the False Claims Act may also lead to exclusion from the federal healthcare programs. Further, violations of the False Claims Act can result in very significant monetary penalties and treble damages. In addition, the civil monetary penalties statute imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Many states have enacted similar laws modeled after the False Claims Act that apply to items and services reimbursed under Medicaid and other state healthcare programs, and, in several states, such laws apply to claims submitted to all payors. Given the significant size of actual and potential settlements, it is expected that the government authorities will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

Federal Prohibitions on Healthcare Fraud and False Statements Related to Healthcare Matters

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, PPACA broadened the reach of certain criminal healthcare fraud statutes created under HIPAA by amending the intent requirement such that a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Health Insurance Portability and Accountability Act

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, including the final omnibus rule published on January 26, 2013, impose specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same requirements, thus complicating compliance efforts.

Physician Payment Sunshine Act

There has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Physician Payment Sunshine Act requires most pharmaceutical manufacturers to report annually to the Secretary of HHS payments or “transfers of value” made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Over the next several years, we will need to dedicate significant resources to establish and maintain systems and processes in order to comply with these regulations. Failure to comply with the reporting requirements can result in significant civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1.0 million per year for “knowing failures.” Covered manufacturers were required to begin collecting data on August 1, 2013 and submit reports on aggregate payment data to the government for the first reporting period (August 1, 2013 – December 31, 2013) by March 31, 2014, and were required to report detailed payment data for the first reporting period and submit legal attestation to the completeness and accuracy of such data by June 30, 2014. Thereafter, covered manufacturers covered manufacturers must submit reports by the 90th day of each subsequent calendar year. In addition, certain states require implementation of compliance programs and compliance with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices, and/or tracking and reporting of gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities. Similar laws have been enacted or are under consideration in foreign jurisdictions, including France which has adopted the Loi Bertrand, or French Sunshine Act, which became effective in 2013.

Non-U.S. Healthcare Laws

To the extent that any of our product candidates, once approved, are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products. By way of example, in the United States, the Medicare Prescription Drug Improvement and Modernization Act of 2003, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for outpatient drug purchases by those covered by Medicare under a new Part D and introduced a new reimbursement methodology based on average sales prices for Medicare Part B physician-administered drugs. As a result of this legislation and the expansion of federal coverage of drug products, there is additional pressure to contain and reduce costs. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors. These cost reduction initiatives and other provisions of the MMA could decrease the coverage and reimbursement that we receive for any approved products, and could seriously harm our business.

In addition, in March 2010, PPACA was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans, imposed mandatory discounts for certain Medicare Part D beneficiaries, subjected drug manufacturers to new annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs and imposed an annual excise tax of 2.3% on any entity that manufactures or imports medical devices.

On August 2, 2011, the Budget Control Act of 2011 created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will stay in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Tax Payer Relief Act was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our drugs once approved or additional pricing pressures.

Employees

Since our inception, we have built a pioneering culture that is firmly grounded in thoughtful science. We seek out extraordinary researchers, scientists, clinicians, entrepreneurs and leaders in their respective fields, who are passionate about our mission to change how cardiovascular disease is treated and are empowered to take smart risks necessary to get us there. Our teams combine experience in traditional cardiovascular drug development as well as novel, precision development approaches for rare genetic diseases and bring best practices from a wide range of innovative companies.

We know that innovation and our ability to challenge the status quo stems from employees who understand that great scientific and medical ideas only lead to new medicines when supported by years of relentless hard work and collaboration.

As of September 30, 2015, we had 54 full-time employees. Of these employees, 41 are engaged in research and development. Our employees are not represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

We lease approximately 34,409 square feet of office space in South San Francisco, California under a lease that expires in January 19, 2020. We believe that our existing facilities and other available properties will be sufficient for our needs for the foreseeable future.

Legal Proceedings

We are not a party to any material legal proceedings at this time. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this prospectus, we do not believe we are party to any claim or litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors, including their ages as of October 15, 2015.

Name	Age	Position(s)
Executive Officers:
Tassos Gianakakos.	42	President, Chief Executive Officer and Director
Jonathan C. Fox, M.D., Ph.D.	58	Chief Medical Officer
Jake Bauer	36	Vice President, Business Development and Business Operations
Steven Chan	44	Vice President, Corporate Controller
Joseph Lambing, Ph.D.	53	Senior Vice President, Nonclinical and Pharmaceutical Development
Robert S. McDowell, Ph.D.	57	Senior Vice President of Drug Discovery

Directors:
Mark L. Perry (1)(2)(3)	59	Director
Katherine Bowdish, Ph.D.	58	Director
Charles Homcy, M.D. (1)(2)	67	Director
Kevin P. Starr (1)	52	Director
Eric J. Topol, M.D. (2)(3)	61	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Tassos Gianakakos. Mr. Gianakakos has served as our Chief Executive Officer and President since October 2013 and has been a member of our board of directors since October 2013. Prior to joining us, Mr. Gianakakos was senior vice president and chief business officer at MAP Pharmaceuticals, Inc. from September 2006 to March 2013 when it was acquired by Allergan PLC. In this position, Mr. Gianakakos played an integral role in advancing the company’s two Phase 3 clinical programs and regulatory filings for LEVADEX, and led the successful co-promotion partnership agreement for the program with Allergan, as well as a global partnership with AstraZeneca PLC for the company’s Unit Dose Budesonide program. Prior to MAP Pharmaceuticals, Mr. Gianakakos led the formation of Codexis, Inc., a spin-off of Maxygen, Inc., in 2001. At Codexis, Mr. Gianakakos served as president and senior vice president, business development, and global head of Codexis’ Pharmaceuticals Business Unit. Before forming Codexis, Mr. Gianakakos was director of business development at Maxygen, where he led the company’s business development efforts for its vaccine and bio-industrial platforms, as well as financing activities including the company’s initial public offering. Prior to Maxygen, Mr. Gianakakos was a process engineer in Merck & Co., Inc.’s vaccine division. Mr. Gianakakos holds B.Sc. degrees in chemical engineering and economics from the Massachusetts Institute of Technology, an M.Sc. in biotechnology from Northwestern University and an M.B.A. from Harvard Business School. Mr. Gianakakos’ qualifications to serve on our board of directors include his role as our principal executive officer and more than 15 years of management experience in the pharmaceutical industry.

Jonathan C. Fox, M.D., Ph.D. Dr. Fox has served as our Chief Medical Officer since March 2013. Prior to joining us, he served as vice president of clinical development at AstraZeneca from November 2006 to July 2012 and before that served as an executive director at AstraZeneca from January 2004 to November 2006, with responsibility for the cardiovascular, metabolic and gastrointestinal products portfolio. Prior to AstraZeneca, he served as senior director, clinical cardiovascular research at Merck & Co. and director of clinical pharmacology at GlaxoSmithKline plc. Dr. Fox was a clinical professor of medicine at the University of Pennsylvania School of Medicine for two decades, and previously supervised a basic research laboratory focused on vascular biology. He serves as a consulting professor at Stanford University’s Cardiovascular Institute, as a consultant on Innovation, Technology and Alliances at the University of California, San Francisco, and is a longstanding Trustee of the

Lankenau Institute for Medical Research in Wynnewood, PA. Dr. Fox also served a four-year term as the Industry Representative to the U.S. Food and Drug Administration’s Cardiovascular and Renal Drug Products Advisory Committee. Dr. Fox holds B.A., Ph.D. and M.D. degrees from the University of Chicago, and completed postgraduate training in internal medicine and cardiology at Duke University.

Jake Bauer. Mr. Bauer has served as our Vice President, Business Development and Business Operations since July 2014. Prior to joining us, he was vice president, business operations and head of corporate development at Ablexis, LLC, a biotechnology company, from May 2011 to July 2014. At Ablexis, he led the development and implementation of the company’s corporate strategy and business development activities and oversaw business operations. Prior to Ablexis, Mr. Bauer was a principal at Third Rock Ventures, where he identified, evaluated and developed new opportunities for investment, assisted with startup, corporate development and operations of portfolio companies, and negotiated financings from 2007 to 2011. While at Third Rock Ventures, he was actively involved in a variety of leading biopharmaceutical companies including Agios Pharmaceuticals, Inc., CytomX Therapeutics Inc., Global Blood Therapeutics, Inc. and Zafgen, Inc. Prior to Third Rock Ventures, Mr. Bauer served in roles in the investment group at Royalty Pharma AG and the business development group at Endo Pharmaceuticals Inc., and was previously a management consultant at Putnam Associates. Mr. Bauer holds a B.Sc. in biology and a B.A. in economics from Duke University and an M.B.A. from Harvard Business School.

Steven Chan. Mr. Chan has served as our Vice President, Corporate Controller since November 2014. Prior to joining us, he held senior management positions at Solta Medical, Inc., a global medical device company, where he was a vice president and corporate controller, responsible for leading day-to-day company-wide accounting and finance operations from June 2010 to July 2014. Prior to Solta Medical, Mr. Chan was vice president, finance at Moody’s Analytics Inc. from June 2007 to June 2010, worldwide revenue director at Polycom from October 2006 to June 2007, and a regional controller at Logitech International S.A. from August 2002 to October 2006. He started his career at KPMG LLP and has experience managing the accounting and finance functions at companies in varying stages of growth. Mr. Chan is a certified public accountant in California (inactive status) and holds a B.S. in business administration from the Haas School of Business at the University of California, Berkeley.

Joseph Lambing, Ph.D. Dr. Lambing has served as our Senior Vice President, Nonclinical and Pharmaceutical Development since March 2014. Prior to joining us, he was senior vice president of development for Portola Pharmaceuticals, Inc., where he oversaw all preclinical and pharmaceutical development activities since the company’s founding from September 2003 to January 2013. Prior to Portola Pharmaceuticals, Dr. Lambing served as director of drug safety and disposition for Millennium Pharmaceuticals, Inc.’s San Francisco site from February 2002 to November 2003, and as a scientist and then director of DMPK and toxicology at COR Therapeutics, Inc. from November 1994 to February 2002. During his career, Dr. Lambing has contributed to numerous NDA and IND filings for more than a dozen new chemical entities, as well as numerous filings to support a variety of clinical trials in other countries. Dr. Lambing holds a B.S. in chemistry and a Ph.D. in biochemistry from the University of Missouri, and was a postdoctoral fellow at the University of California, San Diego.

Robert S. McDowell, Ph.D. Dr. McDowell has served as our Senior Vice President of Drug Discovery since July 2012. Prior to joining us, Dr. McDowell led drug discovery at 3-V Biosciences, Inc. from October 2008 to July 2012, advancing the company’s lead program into development. Prior to 3-V Biosciences, he served as vice president of research at Sunesis Pharmaceuticals, Inc. from January 2000 to 2008, where he oversaw drug discovery, translational research and manufacturing functions. Prior to Sunesis Pharmaceuticals, Dr. McDowell led the structural chemistry group at Axys Pharmaceuticals, Inc. Before joining Axys, Dr. McDowell was a senior scientist at Genentech Inc., where he developed successful strategies for peptidomimetic design. Dr. McDowell has authored more than 40 peer-reviewed manuscripts and is an inventor on more than 20 issued U.S. patents. Dr. McDowell holds a B.S. in chemistry and physics from Butler University and a Ph.D. in chemistry from the University of California, Berkeley.

Mark L. Perry. Mr. Perry has served as a member of our board of directors since December 2012. From October 2012 to October 2013, Mr. Perry served as an entrepreneur-in-residence at Third Rock Ventures. Since August 2011, he has served on various boards of companies and non-profit organizations. In October 2004, Mr. Perry joined Aerovance, Inc. as a director, and he served as president and chief executive officer of Aerovance from February 2007 to October 2011. Prior to that, Mr. Perry served as the senior business advisor of Gilead Sciences, Inc., Inc. from April 2004 to February 2007 and as an executive officer from May 1994 to April 2004, during which time he served in a variety of capacities, including general counsel, chief financial officer and executive vice president of operations. Earlier in his career, Mr. Perry served as an attorney at Cooley LLP, and was a partner of the firm from 1987 to 1994. Mr. Perry currently serves as a director of Nvidia Corporation and Global Blood Therapeutics, Inc. Mr. Perry is also a member of the California State Bar Association and the Association of Bioscience Financial Officers, and serves on several nonprofit boards. Mr. Perry holds a B.A. from the University of California, Berkeley, and a J.D. from the University of California, Davis. Mr. Perry’s qualifications to serve on our board of directors include more than 30 years of experience serving in professional and management positions in the biotechnology industry.

Katherine Bowdish, Ph.D. Dr. Bowdish has served as a member of our board of directors since August 2014. Dr. Bowdish is Vice President of Global R&D and Head of Sunrise at Sanofi S.A. She joined Sanofi in February 2013 to launch the Sunrise initiative following extensive experience in co-founding and leading early stage biotechnology companies including transactions involving financings, partnering and M&A. Immediately prior to joining Sanofi, Dr. Bowdish led Cambridge-based Permeon Biologics Inc., developing a novel approach to intracellular delivery of biological therapies as its president and chief science officer from January 2012 to February 2013. Prior to Permeon, Dr. Bowdish co-founded and served as president and chief executive officer of Anaphore Inc. (now RuiYi Inc.), a platform-based drug development company with a focus on trivalent biological therapies from December 2007 to June 2011. Dr. Bowdish was previously president of Alexion Antibody Technologies, Inc. from September 2000 to December 2006, and senior vice president of Alexion Pharmaceuticals, Inc. upon leading the acquisition of Prolifaron Inc. by Alexion from March 2001 to December 2006. She was the founder, chief executive officer and chief science officer of Prolifaron, from May 1997 to September 2000, a privately held antibody discovery company that grew through large pharmaceutical partnerships and ultimately an acquisition. In earlier years, Dr. Bowdish worked with Richard A. Lerner, M.D. at The Scripps Research Institute on catalytic antibodies and related antibody technologies, and at Monsanto Company in agricultural biotechnology. Dr. Bowdish holds a Ph.D. from Columbia University College of Physicians and Surgeons and a B.A. from the College of William and Mary. Dr. Bowdish’s qualifications to serve on our board of directors include her significant experience in building and leading successful biotechnology companies and her scientific expertise.

Charles Homcy, M.D. Dr. Homcy has served as a member of our board of directors since June 2012. In 2010, Dr. Homcy joined Third Rock Ventures, a venture capital firm, as a venture partner. He served as president and chief executive officer of Portola Pharmaceuticals since co-founding the company in 2003 until 2010. Prior to that, Dr. Homcy served as the president of research and development at Millennium Pharmaceuticals, following its acquisition of COR Therapeutics in 2002. He joined COR Therapeutics in 1995 as executive vice president of research and development, and he served as a director of the company from 1988 to 2002. Dr. Homcy has been a clinical professor of medicine at the University of California, San Francisco Medical School, and attending physician at the San Francisco Veterans Affairs Hospital since 1997. He was previously president of the medical research division of American Cyanamid-Lederle Laboratories, a division of Wyeth-Ayest Laboratories. He currently serves as co-chairman of the board of directors of Portola and on the board of directors of Global Blood Therapeutics, Inc., and TOPICA Pharmaceuticals, Inc. Dr. Homcy holds a B.A. and an M.D. from Johns Hopkins University. Dr. Homcy’s qualifications to serve on our board of directors include his significant experience building and leading successful biotechnology companies and his scientific expertise.

Kevin P. Starr. Mr. Starr has served as a member of our board of directors since June 2012. In April 2007, Mr. Starr co-founded Third Rock Ventures, where he remains a partner. From January 2003 to March 2007, Mr. Starr undertook a number of entrepreneurial endeavors in the life science and entertainment industries. From

December 2001 to December 2002, Mr. Starr served as chief operating officer of Millennium Pharmaceuticals. He also served as Millennium Pharmaceuticals’ chief financial officer from December 1998 to December 2002. Mr. Starr currently serves as the interim chief executive officer of Decibel Therapeutics, Inc. Mr. Starr currently serves on the board of directors of Sage Therapeutics, Inc., Alnylam Pharmaceuticals, Inc., PanOptica, Inc., Global Blood Therapeutics, Afferent Pharmaceuticals, Inc., Ember Therapeutics Inc. and Zafgen, Inc. Mr. Starr received an M.S. in corporate finance from Boston College and a B.S./B.A. in mathematics and business from Colby College. Mr. Starr’s qualifications to serve on our board of directors include his executive management roles with responsibility over key financial and business planning functions and experience in the formation, development and business strategy of multiple start-up companies in the life sciences sector.

Eric J. Topol, M.D. Dr. Topol has served as a member of our board of directors and as chair of our Science and Technology Committee since September 2015. Since 2007, Dr. Topol has served as a Professor of Translational Genomics at the Scripps Research Institute, the Director of the Scripps Translational Science Institute, a Senior Consultant in the Division of Cardiovascular Diseases at Scripps Clinic and the Chief Academic Officer for Scripps Health, where in 2009 he was named the Gary and Mary West Chair of Innovative Medicine. Dr. Topol has also served as Editor-in-Chief of Medscape since 2013. From 1991 to 2006, Dr. Topol was at Cleveland Clinic, where he served as Chairman of the Department of Cardiovascular Medicine, and additionally as Chief Academic Officer from 2000 to 2005. Additionally, Dr. Topol was the Founder and Provost of the Cleveland Clinic Lerner College of Medicine. From 1985 to 1991, Dr. Topol was a Professor with Tenure in the Department of Internal Medicine at the University of Michigan. Dr. Topol currently serves as a director of DexCom, Inc., Cypher Genomics, Inc. and Molecular Stethoscope, Inc. Dr. Topol holds a B.A., with highest distinction, in Biomedicine from the University of Virginia and an M.D., with honor, from the University of Rochester. Dr. Topol completed residency training in Internal Medicine at University of California, San Francisco and fellowship training in Cardiology at Johns Hopkins University. He was elected to the Institute of Medicine of the National Academy of Sciences in 2004. Dr. Topol’s qualifications to serve on our board of directors include his significant expertise in cardiology, clinical research, translational medicine, genetics and digital health.

Composition of our Board of Directors

Our board of directors consists of six members, each of whom are members pursuant to the board composition provisions of our certificate of incorporation and our stockholders agreement, which agreement is described under “Certain Relationships and Related Party Transactions” in this prospectus. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Effective upon the completion of this offering, we intend to form a nominating and corporate governance committee. Our nominating and corporate governance committee and our board of directors may consider a broad range of factors relating to the qualifications and background of director nominees, which may include diversity, which is not only limited to race, gender or national origin, although we currently have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is to identify persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

Upon the closing of this offering, we expect that our common stock will be listed on The NASDAQ Global Market, or NASDAQ. Applicable NASDAQ rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the NASDAQ rules require that (1) on the date of the completion of the offering, at least one member of each of a listed company’s audit, compensation and nominating and corporate governance committees be independent, (2) within 90 days of the date of the completion of the offering, a majority of the members of such committees be independent and (3) within one year of the date of the completion of the offering, all the members of such committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under applicable NASDAQ rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

In October 2015, our board of directors undertook a review of its composition and will upon their creation review the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, our board of directors has determined that Mark L. Perry and Eric J. Topol are independent directors, including for purposes of the NASDAQ rules and relevant federal securities laws and regulations. In making this determination, our board of directors considered our relationships with each non-employee director and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. Our board of directors has determined there are no family relationships among any of our directors or executive officers.

Staggered Board. In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

•	Our Class I director will be Kevin P. Starr;

•	Our Class II directors will be Charles Homcy and Mark L. Perry; and

•	Our Class III directors will be Tassos Gianakakos and Eric J. Topol.

In accordance with Sanofi’s internal policies, Dr. Bowdish has indicated that she will resign as a director upon the effectiveness of the registration statement of which this prospectus forms a part.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering provide that the number of directors may be changed only by resolution of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Committees of our Board of Directors

Our board of directors plans on establishing an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. Following the completion of this offering, copies of each committee’s charter will be posted on the Corporate Governance section of our website, at www.myokardia.com. The inclusion of our website address in this prospectus does not incorporate by reference the information on or accessible through our website into this prospectus.

Audit Committee. Effective upon completion of this offering, Mark L. Perry, Kevin P. Starr and Charles Homcy will serve on the audit committee, which will be chaired by Mr. Starr. Our board of directors has determined that Mr. Perry is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable NASDAQ rules, and that each member of the audit committee has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Starr as an “audit committee financial expert,” as defined under the applicable rules of the SEC. While Mr. Starr and Dr. Homcy do not satisfy the independence requirements under applicable NASDAQ or the independence requirements of the SEC applicable to members of audit committees, we are relying on the phase-in provisions of Rule 10A-3 of the Exchange Act and the NASDAQ transition rules applicable to companies completing an initial public offering, and we plan to have an audit committee comprised solely of independent directors that are independent for purposes of serving on an audit committee within one year after our listing. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our consolidated financial statements;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly consolidated financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited consolidated financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements as they relate to our consolidated financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases and scripts.

Compensation Committee. Effective upon completion of this offering, Mark L. Perry, Eric J. Topol and Charles Homcy will serve on the compensation committee, which will be chaired by Mr. Perry.

Our board of directors has determined that each of Mr. Perry and Dr. Topol is “independent” under the applicable rules and regulations of NASDAQ, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m). While Dr. Homcy does not satisfy the independence requirements under applicable NASDAQ rules applicable to members of compensation committees, we are relying upon the NASDAQ transition rules applicable to companies completing an initial public offering, and we plan to have a compensation committee comprised solely of independent directors that are independent for purposes of serving on the compensation committee within one year after our listing. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and determining the compensation of our Chief Executive Officer;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NASDAQ rules;

•	retaining and approving the compensation of any compensation advisors;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation; and

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

Nominating and Corporate Governance Committee. Effective upon completion of this offering, Mark L. Perry and Eric J. Topol will serve on the nominating and corporate governance committee, which will be chaired by Mr. Perry. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable NASDAQ rules. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the size and composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines;

•	developing a mechanism by which violations of the code of business conduct and ethics can be reported in a confidential manner;

•	overseeing the evaluation of the board of directors and its committees; and

•	reviewing and discussing with the board of directors the corporate succession plans for the Chief Executive Officer and other executive officers.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting, which will be effective upon completion of this offering. Upon the completion of this offering, our code of business conduct and ethics will be available on our website at www.myokardia.com. We intend to disclose any substantive amendments to the code, or any waivers of its requirements, on our website or in a Current Report on Form 8-K.

Board Leadership Structure and Board’s Role in Risk Oversight

We do not currently have a chairman of the board; however, we have appointed Mark L. Perry to serve as our lead independent director upon the completion of this offering. We believe that the appointment of a lead independent director allows our Chief Executive Officer to focus on our day-to-day business, while allowing the lead independent director to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our lead independent director, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated bylaws and corporate governance guidelines will not require that our chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees above and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Each of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also obligate us to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table presents information regarding the total compensation earned by each individual who served as our Chief Executive Officer, or CEO, at any time during the fiscal year ended December 31, 2014 and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2014. We refer to these officers as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Tassos Gianakakos	2014	$375,000	$112,875	—	—		—	$500	$488,875
Chief Executive Officer
Jonathan C. Fox, M.D., Ph.D.	2014	$355,880	$73,345	—	—		—	$500	$429,725
Chief Medical Officer
Robert S. McDowell, Ph.D.	2014	$285,375	$61,418	—	$10,078	(4)	—	$500	$357,371
Senior Vice President of Drug Discovery

(1)	The amounts reported reflect the discretionary cash bonus determined by our board of directors based on the achievement of certain performance goals and metrics as specified by our board of directors. These amounts were earned during 2014 and were paid in February 2015.
(2)	In accordance with SEC rules, these columns reflect the aggregate grant date fair value of the option awards and stock awards granted during 2014 computed in accordance with Financial Accounting Standard Board ASC Topic 718 for stock-based compensation transactions, or ASC 718. Assumptions used in the calculation of these amounts are included in Note 8 to our consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of stock options, the exercise of stock options, the lapse of our repurchase option on shares of restricted stock or the sale of shares of our common stock.
(3)	The amounts reported in this column include contributions by us in connection with 401(k) plan benefits.
(4)	Represents the aggregate grant date fair value of an option to purchase an aggregate of 40,816 shares of our common stock granted to Dr. McDowell in July 2014. 10,204 of the shares underlying the option vested on July 1, 2015 and the remaining shares vest equally in monthly installments over the following three years through July 1, 2018.

Narrative to Summary Compensation Table

Employment Arrangements with Our Named Executive Officers

We have entered into an employment offer letter agreement with each of our named executive officers in connection with their employment with us, as described below. These employment offer letters provide for “at will” employment and do not provide for a fixed term of employment.

Tassos Gianakakos

We entered into an employment offer letter agreement with Mr. Gianakakos in September 2013, pursuant to which he began serving as our President and CEO in October 2013. The letter agreement entitles Mr. Gianakakos to an initial annual base salary of $375,000, subject to adjustment pursuant to our employee compensation policies in effect from time to time. Pursuant to the terms of his letter agreement, Mr. Gianakakos is considered annually for a bonus target of up to 35% of his annual base salary, as determined by our board of directors based on a combination of our achievement of certain performance goals and Mr. Gianakakos achievement of individual goals. In connection with his appointment as CEO, we granted Mr. Gianakakos options to purchase 684,897 shares of our common stock pursuant to the terms of the 2012 Equity Incentive Plan and an option award agreement dated December 5, 2013.

Jonathan C. Fox, M.D., Ph.D.

We entered into an employment offer letter agreement with Dr. Fox in March 2013, pursuant to which he assumed the role of Chief Medical Officer in March 2013. The letter agreement entitles Dr. Fox to an initial annual base salary of $350,000, subject to adjustment pursuant to our employee compensation policies in effect from time to time. Pursuant to the terms of his letter agreement, Dr. Fox also received an $80,000 sign-on bonus during his first month of employment. In connection with his appointment as Chief Medical Officer, we issued Dr. Fox options to purchase 236,190 shares of our common stock pursuant to the terms of the 2012 Equity Incentive Plan and an option award agreement dated March 13, 2013.

Robert S. McDowell, Ph.D.

We entered into an employment offer letter agreement with Dr. McDowell in June 2012, pursuant to which he assumed the role of Vice President of Drug Discovery in July 2012. The agreement entitles Dr. McDowell to an initial annual base salary of $260,000, subject to adjustment pursuant to our employee compensation policies in effect from time to time. Pursuant to the terms of his agreement, Dr. McDowell is considered annually for a bonus target of 20% of his annual base salary, as determined by the board of directors based on a combination of our achievement of certain performance goals and Dr. McDowell’s achievement of individual performance goals. Pursuant to the terms of his agreement, Dr. McDowell was issued an option to purchase 87,074 shares of our common stock on December 6, 2012 pursuant to the terms of the 2012 Equity Incentive Plan and an option award agreement.

Benefits Provided upon a Change in Control

In October 2015, our board of directors adopted a change in control policy. Pursuant to the policy, in the event the employment of any of our named executive officers is terminated by us or our acquirer or successor without cause within one year after the consummation of a sale event, he or she will be entitled to receive the following payments and benefits, subject to his or her timely execution of a severance agreement, including a general release of claims:

•	a lump sum cash payment equal to 12 months (or 18 months in the case of Mr. Gianakakos as our CEO) of the named executive officer’s then-current base salary;

•	payment of the named executive officer’s target annual incentive compensation;

•	if the named executive officer elects to continue his or her group healthcare benefits, payment of an amount equal to the monthly employer contribution we would have made to provide the named executive officer with health insurance if he or she had remained employed by us until the earlier of (i) 12 months (or 18 months in the case of Mr. Gianakakos as our CEO) following the date of termination or (ii) the end of the named executive officer’s COBRA health continuation period; and

•	all stock options and other stock-based awards granted to the named executive officer will become fully exercisable and non-forfeitable as of the date of the named executive officer’s termination.

In addition, upon a sale event, to the extent Section 280G of the Internal Revenue Code of 1986, as amended, is applicable, each named executive officer who is then employed with us will be entitled to receive the better treatment of: (i) payment of the full amounts set forth above to which the named executive officer is entitled or (ii) payment of such lesser amount that does not trigger excise taxes under Section 280G.

Outstanding Equity Awards at Fiscal Year End

The following table presents the outstanding equity awards held by each of our named executive officers as of December 31, 2014:

	Option Awards					Stock Awards
Name	Number of Securities underlying Unexercised Options Exercisable (#)		Number of Securities underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares that Have Not Vested (#)		Market Value of Shares that Have Not Vested ($)(1)
Tassos Gianakakos	—		—	—	—	102,581	(2)	$64,088
	—		—	—	—	382,554	(3)	$239,001
Jonathan C. Fox, M.D., Ph.D.	—		—	—	—	118,095	(4)	$73,780

Robert S. McDowell, Ph.D.	52,607	(5)	34,467	$0.18	12/6/2022	—		—
	40,816	(6)	—	$0.33	7/24/2024	—		—

(1)	There was no public market for our common stock as of December 31, 2014. The fair value of our common stock as of December 31, 2014 was $0.17 per share.
(2)	Represents shares issued upon the exercise of an option to purchase 302,343 shares of our common stock granted to Mr. Gianakakos on December 5, 2013, of which 102,581 shares remain subject to our option to repurchase which shall lapse equally in monthly installments on the 7th of each month until such option to repurchase fully lapses on August 7, 2015, subject to continued employment with us.
(3)	Represents shares issued upon the exercise of an option to purchase 382,554 shares of our common stock granted to Mr. Gianakakos on December 5, 2013, of which 382,554 shares remain subject to our option to repurchase which shall lapse equally in monthly installments on the 7th of each month until such option to repurchase fully lapses on October 7, 2017, subject to continued employment with us.
(4)	Represents shares issued upon the exercise of an option to purchase 236,190 shares of our common stock granted Dr. Fox in March 2013, of which 118,095 shares remain subject to our option to repurchase which shall lapse equally in monthly installments on the 27th of each month until such option to repurchase fully lapses on December 27, 2016, subject to continued employment with us.
(5)	Represents shares underlying an option to purchase an aggregate of 87,074 shares of our common stock granted to Dr. McDowell in December 2012. 21,768 of the shares underlying the option vested on July 16, 2013 and the remaining shares vest equally in monthly installments over the following three years through July 16, 2016.
(6)	Represents shares underlying an option to purchase an aggregate of 40,816 shares of our common stock granted to Dr. McDowell in July 2014. 10,204 of the shares underlying the option will vest on July 1, 2015 and the remaining shares vest equally in monthly installments over the following three years through July 1, 2018.

Equity Compensation Plans

2012 Equity Incentive Plan

The 2012 Equity Incentive Plan, or the 2012 Plan, was approved by our board of directors and our stockholders on September 7, 2012. Under the 2012 Plan, 3,448,543 shares of common stock have been reserved for issuance in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards or any combination of the foregoing. The shares issuable pursuant to awards granted under the 2012 Plan are authorized but unissued shares.

The 2012 Plan is administered by our board or at the discretion of the board, a committee or committees of the board or a subcommittee of such committee or committees, which has full power to select the individuals to whom awards will be granted and to determine the specific terms and conditions of each award, subject to the provisions of the 2012 Plan. Pursuant to the 2012 Plan and subject to applicable law, the committee may, in its discretion, delegate to one of more of our officers, the power to designate non-officer employees as recipients of options and to determine the number of options to be granted to such employees; provided, however, the committee must specify the total number of options to be awarded by the such officer and such officer may not grant options to himself or herself. The board may also not delegate the authority to determine the fair market value of our common stock.

The option exercise price of each option granted under the 2012 Plan is determined by our board and may not be less than the fair market value of a share of common stock on the date of grant. The term of each option is fixed by the board and may not exceed 10 years from the date of grant. The board determines at what time or times each option may be exercised when granting the option.

The 2012 Plan provides that, in connection with a sale event, the board will take one of the following actions, contingent upon the consummation of the sale event: (i) arrange for the assumption or continuation of the awards by the successor entity or substitution of the awards with similar awards of the successor entity; (ii) arrange for the assignment of any rights to acquire or repurchase the awards we may have to the successor entity; (iii) accelerate the vesting, in whole or in part, of the awards; (iv) arrange for the lapse of any acquisition or repurchase rights we may have with respect to any award; (v) cancel or arrange for the cancellation of any award, to the extent not vested or exercised prior to the consummation of the sale event; or (vi) make a payment equal to the amount by which the value of an award exceeds the exercise price of such award.

Our board may amend the 2012 Plan but no such action may adversely affect the rights of an award holder without such holder’s consent. Approval by our stockholders of amendments to the 2012 Plan must be obtained if required by law.

As of September 30, 2015, options to purchase 1,160,264 shares of common stock were outstanding under the 2012 Plan. Our board has determined not to make any further awards under the 2012 Plan following the completion of this offering.

2015 Stock Option and Incentive Plan

In October 2015, our board of directors adopted and our stockholders approved our 2015 Stock Option and Incentive Plan, or the 2015 Plan. Our 2015 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part and is not expected to be utilized until after the completion of this offering. Our 2015 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants, and our parent and subsidiary corporations’ employees and consultants.

We have initially reserved 1,650,000 shares of our common stock, or the Initial Limit, for the issuance of awards under the 2015 Plan. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2017, by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee, or the Annual Increase. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2015 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2015 Plan and 2012 Plan will be added back to the shares of common stock available for issuance under the 2015 Plan.

Stock options and stock appreciation rights with respect to no more than 1,750,000 shares of stock may be granted to any one individual in any one calendar year and the maximum “performance-based award” payable to any one individual under the 2015 Plan is 1,750,000 shares of stock or $2,000,000 in the case of cash-based awards. The maximum aggregate number of shares that may be issued in the form of incentive stock options shall not exceed the Initial Limit cumulatively increased on January 1, 2017 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 3,300,000 shares of common stock.

The 2015 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. Persons eligible to participate in the 2015 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

The 2015 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as we may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of our common stock on the date of grant.

Our compensation committee may award shares of restricted common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2015 Plan. Unrestricted stock may be granted to participants in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive shares of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine.

Our compensation committee may grant cash bonuses under the 2015 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance shares or cash-based awards under the 2015 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that would be used with respect to any such awards include: achievement of specified research and development, publication, clinical and/or regulatory milestones, total shareholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is 1,750,000 shares of common stock with respect to a stock-based award and $2,000,000 with respect to a cash-based award.

The 2015 Plan provides that in the case of, and subject to, the consummation of a “sale event” as defined in the 2015 Plan, all outstanding awards may be assumed, substituted or otherwise continued by the successor entity. To the extent that the successor entity does not assume, substitute or otherwise continue such awards, then upon the effectiveness of the sale event, all stock options and stock appreciation rights will automatically terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights prior to the sale event. In addition, in connection with a sale event, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

The 2015 Plan also provides that, in the event an individual’s service relationship is terminated without “cause,” as defined in the 2015 Plan, within one year following the consummation of a sale event, any awards assumed or substituted in such sale event will become fully vested and nonforfeitable, in each case as of the date of termination of the service relationship, with any awards with conditions and restrictions relating to the attainment of performance goals deemed achieved at 100% of target levels.

Our board of directors may amend or discontinue the 2015 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2015 Plan require the approval of our stockholders.

No awards may be granted under the 2015 Plan after the date that is ten years from the date of stockholder approval. No awards under the 2015 Plan have been made prior to the date of this prospectus.

2015 Employee Stock Purchase Plan

In October 2015, our board of directors adopted and our stockholders approved the 2015 Employee Stock Purchase Plan, or the ESPP. The ESPP initially reserves and authorizes the issuance of up to a total of 255,000 shares of common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on each January 1, beginning on January 1, 2017 and ending on January 1, 2025, by the lesser of (i) 3,000,000 shares of common stock, (ii) 1% of the outstanding shares of common stock on the immediately preceding December 31 or (iii) such lesser number of shares as determined by the administrator of the ESPP. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees whose customary employment is for more than 20 hours a week and have completed at least 30 days of employment as of the commencement of an offering are eligible to participate in the ESPP. Any employee who owns 5% or more of the voting power or value of our shares of common stock is not eligible to purchase shares under the ESPP.

We will make one or more offerings each year to our employees to purchase shares under the ESPP. The initial offering will commence as of the effective date of this offering and end on the last business day occuring on or before April 30, 2016. Each eligible employee as of the date of the closing of the offering will be deemed to be a participant in the ESPP at that time and must authorize payroll deductions or other contributions by submitting an enrollment form within 30 days following the beginning of the offering. Unless otherwise determined by the administrator of the ESPP, each subsequent offering will begin on each May 1 and November 1 and will continue for six-month periods, referred to as offering periods. The administrator may designate different offering periods in its discretion but no offering shall exceed 27 months in duration. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions of up to 10% of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than 2,500 shares of common stock may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock authorized under the ESPP and certain other amendments require the approval of our stockholders.

Other Employee Benefits

401(k) Plan and Other Benefits

We maintain a tax-qualified retirement plan, or the 401(k) Plan, that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. Employees’ pre-tax or Roth contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. Our 401(k) Plan is intended to be qualified under Section 401(a) of the Code with our 401(k) Plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to our 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from our 401(k) Plan. We make a matching contribution of $500 per year per employee. We also pay, on behalf of our employees, a portion of the premiums for health, life and disability insurance.

Pension Benefits, Non-Qualified Contribution Plans and other Non-Qualified Defined Compensation Plans

We do not provide a pension plan or non-qualified defined contribution plans for any of our employees, and none of our named executive officers participated in a non-qualified defined compensation plan during the fiscal year ended December 31, 2014.

Director Compensation

The following table provides certain information concerning compensation earned by the directors who were not named executive officers during the year ended December 31, 2014. Director Eric J. Topol joined our board of directors in 2015, and accordingly, did not receive any compensation from us during the year ended December 31, 2014.

Name	Fees Earned or Paid in Cash ($)		All Other Compensation ($)	Total ($)
Mark L. Perry	$35,000	(1)	—	$35,000
Katherine Bowdish	—		—	—
Charles Homcy	—		—	—
Kevin P. Starr	—		—	—

(1)	Mr. Perry was paid $35,000 as cash compensation as a non-employee director during the fiscal year ended December 31, 2014.

In October 2015, our board of directors adopted a non-employee director compensation policy, to be effective as of the completion of this offering, that is designed to provide a total compensation package that enables us to attract and retain, on a long-term basis, high-caliber non-employee directors. Under this policy, all non-employee directors are entitled to be paid cash compensation as set forth below, prorated based on days of service during a calendar year:

Board of Directors	Annual Retainer
All non-employee members	$35,000
Audit Committee:
Chairperson	$15,000
Non-Chairperson members	$7,500
Compensation Committee:
Chairperson	$10,000
Non-Chairperson members	$5,000
Nominating and Corporate Governance Committee:
Chairperson	$7,500
Non-Chairperson members	$3,500

In addition, under the policy, each new non-employee director who is initially appointed or elected to our board of directors after effectiveness of the policy will receive an option grant to purchase up to 22,000 shares of common stock, which will vest in equal monthly installments over a period of four years following the grant date, subject to the director’s continued service on our board of directors. In addition, on the date of each annual meeting of our stockholders, each continuing non-employee director will be eligible to receive an annual option grant to purchase 11,000 shares of common stock, which will vest in equal monthly installments during the 12 months following the grant date, subject to the director’s continued service on our board of directors. All stock options granted to our non-employee directors pursuant to this policy are subject to full acceleration of vesting upon the consummation of a sale event. Our non-employee directors may also be granted such additional stock options in such amounts and on such dates as our board of directors may recommend. All of the foregoing options will be granted at fair market value on the date of grant and will be exercisable (to the extent vested) for up to one year following cessation of the director’s service on our board of directors, so long as the director was not removed for cause.

We have also agreed to reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending board and committee meetings.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, we describe below the transactions, and series of similar transactions, since January 1, 2012, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000.00; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Policies and Procedures for Related Party Transactions

Prior to this offering, we did not have a formal policy concerning transactions with related persons. In connection with this offering, we plan to adopt a written policy, effective upon completion of this offering, that requires all future transactions between us and any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of them, or any other related persons (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater than $120,000.00, be approved in advance by our audit committee. Any request for such a transaction must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the extent of the related party’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms we could have generally obtained from an unaffiliated third party under the same or similar circumstances.

Private Placements of Securities

Common Stock Issuances

In March 2013, we entered into a restricted stock purchase agreement with Charles Homcy, M.D., a member of our board of directors, pursuant to which we issued to Dr. Homcy an aggregate of 204,081 shares of our common stock at a price of $0.18 per share, for an aggregate purchase price of $37,500.00.

In June 2012, we entered into a securities purchase agreement with Third Rock Ventures II, L.P., or TRV II, pursuant to which we issued to TRV II an aggregate of 544,217 shares of our common stock at a price of $0.0003675 per share, for an aggregate purchase price of $200.00. Kevin P. Starr and Dr. Homcy, each of whom is a member of our board of directors, are affiliated with TRV II.

Series A Preferred Stock Financing

In September 2012, we entered into a securities purchase agreement with TRV II pursuant to which we agreed to issue, in a series of closings, an aggregate of up to 38,000,000 shares of our Series A redeemable convertible preferred stock at a purchase price of $1.00 per share. In October 2014, we entered into two amendments to the securities purchase agreement, pursuant to which the securities purchase agreement was amended to modify the timing of the planned subsequent purchases.

The following table summarizes the participation in the Series A redeemable convertible preferred stock financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons:

Name	Shares of Series A Preferred	Aggregate Purchase Price Paid		Date Purchased
Third Rock Ventures II, L.P.(1)	4,000,000	$4,000,000	(2)	9/11/2012
Third Rock Ventures II, L.P.(1)	4,600,000	$4,600,000		11/27/2012
Third Rock Ventures II, L.P.(1)	5,400,000	$5,400,000		4/15/2013
Third Rock Ventures II, L.P.(1)	5,000,000	$5,000,000		10/16/2013
Third Rock Ventures II, L.P.(1)	8,000,000	$8,000,000		2/4/2014
Third Rock Ventures II, L.P.(1)	2,500,000	$2,500,000		6/18/2014
Third Rock Ventures III, L.P(3)	2,500,000	$2,500,000		6/18/2014
Third Rock Ventures II, L.P.(1)	3,000,000	$3,000,000		7/29/2014
Third Rock Ventures III, L.P(3)	3,000,000	$3,000,000		7/29/2014

(1)	Charles Homcy and Kevin Starr, members of our board of directors, are affiliated with TRV II.
(2)	Includes 506,740 shares of Series A redeemable convertible preferred stock issued at a price of $1.00 per share upon the conversion of principal and accrued interest under convertible promissory notes previously issued by us to TRV II.
(3)	Charles Homcy and Kevin Starr, members of our board of directors, are affiliated with TRV III.

Series A-1 Preferred Stock Financing

In August 2014, we entered into a securities purchase agreement with Aventis Inc., or Sanofi, pursuant to which we agreed to issue, in a single closing, an aggregate of 6,666,667 shares of our Series A-1 redeemable convertible preferred stock at a price of $1.50 per share.

The following table summarizes the participation in the Series A-1 redeemable convertible preferred stock financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons:

Name	Shares of Series A-1 Preferred	Aggregate Purchase Price Paid	Date Purchased
Aventis Inc.(1)	6,666,667	$10,000,000.50	8/1/2014

(1)	Katherine Bowdish, a member of our board of directors, is affiliated with Aventis.

Series B Preferred Stock Financing

In April 2015, we entered into a securities purchase agreement with various investors, pursuant to which we agreed to issue, in April 2015, an aggregate of 17,068,646 shares of our Series B redeemable convertible preferred stock at a price of $2.6950 per share.

The following table summarizes the participation in the Series B redeemable convertible preferred stock financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons:

Name	Shares of Series B Preferred	Aggregate Purchase Price Paid	Date Purchased
Fidelity Select Portfolios: Biotechnology Portfolio	8,237,477	$22,200,000.52	4/20/2015
Fidelity Advisors Series VII: Fidelity Advisor Biotechnology Fund	1,781,076	$4,799,999.82	4/20/2015
Aventis Inc.(1)	1,855,288	$5,000,001.16	4/28/2015

(1)	Katherine Bowdish, a member of our board of directors, is affiliated with Aventis.

Agreements with Stockholders

In connection with the Series B redeemable convertible preferred stock financing, we entered into the Second Amended and Restated Investors’ Rights Agreement, dated as of April 20, 2015, as amended on April 20, 2015, with certain of our stockholders, including our principal stockholders and their affiliates, and the Second Amended and Restated Stockholders Agreement, dated as of April 20, 2015, with certain of our stockholders, including our principal stockholders and their affiliates. All of the material provisions of these agreements will terminate immediately prior to the completion of this offering, other than the provisions relating to registration rights, which will continue in effect following the completion of this offering and entitle the holders of such rights to have us register their shares of our common stock for sale in the United States. See “Description of Capital Stock—Registration Rights.”

Since our inception in 2012, we have received consulting and management services pursuant to an unwritten agreement with TRV, or the TRV Agreement, which through its affiliates, has a controlling interest in us. During the year ended December 31, 2014, we paid TRV an aggregate of $270,000 for these services, which included, among other things, the services of Dr. Homcy, as well as other personnel, and the supervision of our financial, legal, and executive recruitment. We have paid TRV an aggregate of $1,352,000 for these services from our inception through June 30, 2015 pursuant to the TRV Agreement. Dr. Homcy and Mr. Starr are affiliated with TRV.

In August 2014, we entered into a license and collaboration agreement with Aventis Inc., a holder of more than 5% of our capital stock. See “Business—Sanofi Collaboration” for a description of the terms of this agreement.

Loan to Member of the Board of Directors

In March 2013, we loaned $37,500.00 in principal amount to Dr. Charles Homcy, a member of our board of directors, in connection with Dr. Homcy’s purchase of restricted shares of our common stock. The loan was evidenced by a Full Recourse Secured Promissory Note and Pledge Agreement, or the Note, and bore interest at an annual rate of 1.09%. The loan was secured by 204,081 shares of our common stock and, under the original terms of the Note, was due immediately prior to filing a registration statement for this offering. In September 2015, our board of directors approved the forgiveness of all principal and accrued interest under the loan and the cancellation of the Note in full.

Indemnification Agreements

We have entered into or plan to enter into indemnification agreements with each of our directors and executive officers, the form of which is attached as an exhibit to the registration statement of which this prospectus is a part. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Participation in This Offering

Sanofi, our strategic collaboration partner and one of our existing stockholders (through its wholly owned subsidiary Aventis Inc.), has indicated an interest in purchasing up to an aggregate of $25.0 million shares of our common stock in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell fewer shares to Sanofi than it indicated an interest in purchasing or sell no shares to Sanofi, and Sanofi could determine to purchase fewer shares than it indicated an interest in purchasing or purchase no shares in this offering.

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of September 30, 2015 by:

•	each person we know to be the beneficial owner of 5% or more of our outstanding shares of our capital stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

The following table does not reflect any shares of common stock that may be purchased pursuant to our directed share program described under “Underwriting—Directed Share Program.”

Sanofi, our strategic collaboration partner and one of our existing stockholders (through its wholly owned subsidiary Aventis Inc.), has indicated an interest in purchasing up to an aggregate of $25.0 million shares of our common stock in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell fewer shares to Sanofi than it indicated an interest in purchasing or sell no shares to Sanofi, and Sanofi could determine to purchase fewer shares than it indicated an interest in purchasing or purchase no shares in this offering.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, a person is deemed to be a beneficial owner of our common stock if that person has a right to acquire ownership within 60 days by the exercise of options or the conversion of our redeemable convertible preferred stock. A person is also deemed to be a beneficial owner of our common stock if that person has or shares voting power, which includes the power to vote or direct the voting of our common stock, or investment power, which includes the power to dispose of or to direct the disposition of such capital stock. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Percentage of beneficial ownership in the table below is based on 20,805,473 shares of common stock deemed to be outstanding as of September 30, 2015, assuming the conversion of all outstanding shares of redeemable convertible preferred stock into common stock, and 25,492,973 shares of common stock outstanding after the completion of this offering. The table below assumes that the underwriters do not exercise their option to purchase additional shares. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of September 30, 2015 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the address of each individual listed below is c/o MyoKardia, Inc., 333 Allerton Ave., South San Francisco, CA 94080.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned before Offering	Number of Shares Beneficially Owned after Offering	Percentage of Shares Beneficially Owned before Offering	Percentage of Shares Beneficially Owned after Offering
5% or Greater Stockholders:
Entities affiliated with Third Rock Ventures(1)	10,884,352	10,884,352	52.3%	42.7%
Entities affiliated with Fidelity(2)	2,726,136	2,726,136	13.1%	10.7%
Aventis Inc.(3)	2,318,899	3,971,399	11.2%	15.6%

Executive Officers and Directors:
T. Anastasios Gianakakos(4)	893,058	893,058	4.3%	3.5%
Robert S. McDowell M.D.(5)	109,296	109,296	* %	* %
Jonathan C. Fox, M.D., Ph.D(6)	236,190	236,190	1.1%	* %
Katherine Bowdish Ph.D.(7)	—	—	—	—
Mark L. Perry(8)	20,408	20,408	* %	* %
Charles Homcy, M.D.(9)	204,081	204,081	* %	* %
Kevin P. Starr(1)(10)	10,884,352	10,884,352	52.3%	42.7%
Eric J. Topol, M.D.(11)	1,814	1,814	* %	* %
All executive officers and directors as a group (11 persons)(12)	12,621,304	12,621,304	59.7%	48.8%

*	Represents beneficial ownership of less than one percent.
(1)	Consists of an aggregate of 10,844,353 shares of common stock, including: (i) 544,217 shares of common stock held by Third Rock Ventures II, L.P. (“TRV II LP”), (ii) 8,843,537 shares of common stock issuable upon conversion of the 32,500,000 shares of Series A redeemable convertible preferred stock held by TRV II and (iii) 1,496,598 shares of common stock issuable upon conversion of the 5,5000,000 shares of Series A redeemable convertible preferred stock held by Third Rock Ventures III, L.P. (“TRV III LP”). Each of Third Rock Ventures II GP, LP (“TRV II GP”), the general partner of TRV II LP, and Third Rock Ventures GP II, LLC (“TRV II LLC”), the general partner of TRV II GP, and Mark Levin, Kevin Starr and Robert Tepper, the managers of TRV II LLC, may be deemed to have voting and investment power over the shares held of record by TRV II LP, and each of Third Rock Ventures III GP, LP (“TRV III GP”), the general partner of TRV III LP, and Third Rock Ventures GP III, LLC (“TRV III LLC”), the general partner of TRV III GP, and Mark Levin, Kevin Starr and Robert Tepper, the managers of TRV III LLC, may be deemed to have voting and investment power over the shares held of record by TRV III LP. The address for each of TRV II LP and TRV III LP is 29 Newbury Street, Suite 401, Boston, MA 02116.
(2)	Consists of an aggregate of 2,726,136 shares of common stock, including: (i) 2,241,490 shares of common stock issuable upon conversion of the 8,237,477 shares of Series B redeemable convertible preferred stock held by Fidelity Select Portfolios: Biotechnology Portfolio and (ii) 484,822 shares of common stock issuable upon conversion of the 1,781,076 shares of Series B redeemable convertible preferred stock held by Fidelity Advisors Series VII: Fidelity Advisor Biotechnology Fund. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address for Fidelity Select Portfolios: Biotechnology Portfolio is Brown Brothers Harriman & Co., 525 Washington Blvd., Jersey City, NJ 07310, Attn: Michael Lerman, 15th Floor, Corporate Actions, and the address for Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund is State Street Bank & Trust, PO Box 5756, Boston, Massachusetts 02206, Attn: Bangle & Co fbo Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund.
(3)

Consists of an aggregate of 2,318,899 shares of common stock, including: (i) 1,814,059 shares of common stock issuable upon conversion of the 6,666,667 shares of Series A-1 redeemable convertible preferred stock and (ii) 504,840 shares of common stock issuable upon conversion of the 1,855,288 shares of Series B redeemable convertible preferred stock held by Aventis Inc. The number of shares beneficially owned after this offering assumes that the holder has purchased $25.0 million in shares, or 1,562,500 shares (based on the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus). Aventis Inc. is a wholly owned indirect subsidiary of Sanofi. Sanofi has the ability to exercise voting and dispositive power over the shares held by Aventis Inc. The address for Aventis Inc. is 55 Corporate Drive Bridgewater, NJ 08807.

(4)	Consists of: Consists of: (i) 204,081 shares of common stock, held by The Tassos Gianakakos 2015 Annuity Trust, Dated September 25, 2015, (ii) 480,815 shares of common stock, of which 356,717 shares are subject to our right of repurchase as of September 30, 2015 held by Mr. Gianakakos and (iii) options to purchase 208,162 shares of common stock that are exercisable within 60 days of September 30, 2015, held by Mr. Gianakakos. Mr. Gianakakos as trustee has sole dispositive power over the shares held by the Tassos Gianakakos 2015 Annuity Trust, Dated September 25, 2015.
(5)	Consists of: options to purchase 109,296 shares of common stock that are exercisable within 60 days of September 30, 2015 held by Dr. McDowell.
(6)	Consist of: (i) 236,190 shares of common stock, of which 73,809 shares are subject to our right of repurchase as of September 30, 2015 held by Dr. Fox.
(7)	Dr. Bowdish is affiliated with Aventis Inc. Aventis Inc. is a wholly owned indirect subsidiary of Sanofi. Sanofi has the ability to exercise voting and dispositive power over the shares held by Aventis Inc.; however, Dr. Bowdish is not deemed to have any voting or dispositive power over the shares held by Aventis Inc.
(8)	Consists of: 20,408 shares of common stock held by Mr. Perry.
(9)	Consists of: 204,081 shares of common stock held by Dr. Homcy, which were pursuant to a restricted stock purchase agreement the purchase price of which was paid through a promissory note from Dr. Homcy to the Company, as more fully described below under “Certain Relationships and Related Party Transactions”. Dr. Homcy is affiliated with TRV II LP and TRV III LP.
(10)	Mr. Starr is affiliated with TRV II LP and TRV III LP. Each of TRV II GP, the general partner of TRV II LP, and TRV II LLC, the general partner of TRV II GP, and Mark Levin, Kevin Starr and Robert Tepper, the managers of TRV II LLC, may be deemed to have voting and investment power over the shares held of record by TRV II LP, and each of TRV III GP, the general partner of TRV III LP, and TRV III LLC, the general partner of TRV III GP, and Mark Levin, Kevin Starr and Robert Tepper, the managers of TRV III LLC, may be deemed to have voting and investment power over the shares held of record by TRV III LP. No stockholder, director, officer, manager, member or employee of TRV II GP, TRV III GP, TRV II LLC or TRV III LLC has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by TRV II LP or TRV III LP.
(11)	Consists of options to purchase 1,813 shares of common stock that are exercisable within 60 days of September 30, 2015 held by Dr. Topol. Dr. Topol joined our Board on September 17, 2015.
(12)	Includes the number of shares beneficially owned by the named executive officers and directors listed in the above table, as well as (i) 81,632 shares of common stock, of which 57,823 shares are subject to our right of repurchase as of September 30, 2015 and options to purchase 16,326 shares of common stock that are exercisable within 60 days of September 30, 2015, held by Jacob Bauer, (ii) 121,087 shares of common stock, of which 88,435 are subject to our right to repurchase as of September 30, 2015, held by Joseph Lambing, (iii) 40,816 shares of common stock, of which 40,816 are subject to our right to repurchase as of September 30, 2015 and options to purchase 12,277 shares of common stock that are exercisable within 60 days of September 30, 2015, held by Steven Chan and (iv) options to purchase 1,813 shares of common stock that are exercisable within 60 days of September 30, 2015, held by Dr. Topol.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, all of which will be undesignated, and based on our shares outstanding as of September 30, 2015 there will be 25,492,973 shares of common stock outstanding and no shares of preferred stock outstanding. As of September 30, 2015, we had approximately 89 record holders of our capital stock. All of our outstanding shares of redeemable convertible preferred stock will convert into shares of our common stock immediately prior to the completion of this offering. In addition, upon the completion of this offering, 1,160,264 options to purchase shares of our common stock will be outstanding and 1,905,000 shares of our common stock will be reserved for future grants under our equity incentive plans.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries of material terms and provisions and are qualified by reference to our amended and restated certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common stock and preferred stock reflect amendments to our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering.

Common Stock

Upon the completion of this offering, we will be authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock do not have cumulative voting rights in the election of directors. Except as described under “Antitakeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws” below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and bylaws. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights and no sinking fund provisions are applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also “Antitakeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws—Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws—Undesignated preferred stock” below.

Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. Upon the completion of this offering, we will have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock following completion of this offering.

Registration Rights

Upon the completion of this offering, the holders of approximately 17.4 million shares of our common stock, including shares issuable upon the conversion of our convertible preferred stock, or their permitted transferees, which we refer to as our registrable securities, are entitled to rights with respect to the registration of these securities under the Securities Act of 1933, as amended, or the Securities Act. These rights are provided under the terms of an investor rights agreement. The investor rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses incurred in connection with registrations under the investor rights agreement will be borne by us, and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered. The investor rights agreement does not provide for any penalties for delays in registering our registrable securities.

Demand Registration Rights

Upon the completion of this offering, the holders of our registrable securities are entitled to demand registration rights. Under the terms of the investor rights agreement, we will be required, upon the request of holders of at least 25% of our outstanding registrable securities, to file a registration statement with an anticipated offering amount of at least $3.0 million and use commercially reasonable efforts to effect the registration of these shares for public resale. We are required to effect up to two registrations pursuant to this provision of the investor rights agreement. A demand for registration may not be made until six months after the effective date of the registration statement for this offering.

Short Form Registration Rights

Upon the completion of this offering, the holders of our registrable securities are also entitled to short form registration rights. Pursuant to the investor rights agreement, if we are eligible to file a registration statement on Form S-3, upon the request of holders of at least 25% of our outstanding registrable securities to sell registrable securities with an anticipated aggregate offering amount of at least $1.0 million net of certain expenses related to the offering, we will be required to use our commercially reasonable efforts to effect a registration of such shares. We are required to effect up to two registrations in any twelve month period pursuant to this provision of the investor rights agreement.

Piggyback Registration Rights

The holders of our registrable securities are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of our outstanding registrable securities are entitled to include their shares in the registration. Subject to certain exceptions contained in the investor rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters determine that marketing factors require a limitation of the number of shares to be underwritten.

Indemnification

Our investor rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expenses of Registration

We will pay the registration expenses, subject to certain limited exceptions contained in the investor rights agreement, of the holders of the shares registered pursuant to the demand, short form and piggyback registration rights described above, including the expenses of one counsel for the selling holders.

Expiration of Registration Rights

The registration rights granted under the investor rights agreement will terminate upon the earlier of (i) a deemed liquidation event, as defined in our amended and restated certificate of incorporation (as in effect prior to the completion of this offering) or certain other events constituting a sale of the company, (ii) the consummation of a transaction or series of transactions in which a person, or a group of persons, acquires from our stockholders, shares representing more than 50% of our outstanding voting stock, (iii) at such time after our initial public offering when all registrable securities could be sold under Rule 144 of the Securities Act or a similar exemption without limitation during a three-month period without registration or (iv) the third anniversary of our initial public offering.

Antitakeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of the Delaware General Corporation Law and of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, or Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•	at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the completion of this offering will include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies. In accordance with our amended and restated certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No written consent of stockholders. Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of stockholders. Our amended and restated bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements. Our amended and restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated bylaws.

Amendment to certificate of incorporation and bylaws. As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our amended and restated certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock. Our amended and restated certificate of incorporation provides for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors’ broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc. The transfer agent and registrar’s address is 1717 Arch Street, Suite 1300, Philadelphia, PA 19103.

Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol “MYOK.”

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, see “Management—Limitation on Liability and Indemnification Matters.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Sale of Restricted Shares

Based on the number of shares of common stock outstanding as of September 30, 2015, upon completion of this offering, 25,492,973 shares of common stock will be outstanding, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of options. All of the shares sold in this offering (other than any shares sold to our directors and officers pursuant to our directed share program, which are subject to “lock-up” restrictions, as well as any shares sold to Sanofi in the event that the purchase subjects Sanofi to the requirements of Section 16 of the Exchange Act, in which case the shares Sanofi purchases in the offering will also become subject to the “lock-up” restrictions with the underwriters) will be freely tradable. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 under the Securities Act. “Restricted securities” as defined under Rule 144 of the Securities Act were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or qualified for an exemption from registration, such as under Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares then outstanding, which will equal approximately 254,929 shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of September 30, 2015; or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, or Rule 701, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

In connection with this offering, we, each of our directors and executive officers, and holders of approximately 20.8 million shares of our outstanding common stock (including shares of common stock issuable upon the conversion of our outstanding preferred stock) have agreed with the underwriters that for a period of 180 days following the date of this prospectus, subject to certain exceptions, we will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock (including any shares acquired by our directors and officers pursuant to our directed share program). Credit Suisse Securities (USA) LLC and Cowen and Company, LLC may, in their sole discretion, at any time, release all or any portion of the shares from the restrictions in this agreement.

Rule 10b5-1 Trading Plans

Following the completion of this offering, certain of our officers and directors may adopt written plans, known as Rule 10b5-1 trading plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the officer or director when entering into the plan, without further direction from such officer or director. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such officer or director in connection with this offering.

Registration Rights

We are party to an investor rights agreement which provides that holders holding approximately 17.4 million shares of our common stock, including shares issuable upon the conversion of our convertible preferred stock, have the right to demand that we file a registration statement or request that their shares of our common stock be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” in this prospectus. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period described above and under “Underwriting” in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold.

Equity Incentive Plans

Following the completion of this offering, we will file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our equity incentive plans. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our equity incentive plans, see “Executive and Director Compensation—Equity Compensation Plans.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS TO

NON-U.S. HOLDERS

The following is a general discussion of certain material U.S. federal income and estate tax considerations relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Internal Code) have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a United States person under applicable U.S. Treasury Regulations.

A modified definition of “non-U.S. holder” applies for U.S. federal estate tax purposes (as discussed below).

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax considerations to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax considerations described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of state, local or non-U.S. taxes, alternative minimum tax, or U.S. federal taxes other than income and estate taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	certain U.S. expatriates;

•	persons who have elected to mark securities to market;

•	persons subject to the unearned income Medicare contribution tax; or

•	persons that acquire our common stock as compensation for services.

In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other entities that are transparent for U.S. federal income tax purposes or persons who hold their common stock through partnerships or other entities that are transparent for U.S. federal income tax purposes. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner, the activities of the partner and the partnership and certain determinations made at the partner level. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult their own tax advisor regarding the tax considerations of the ownership and disposition of our common stock through a partnership or other transparent entity, as applicable.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.

Distributions on our Common Stock

We do not currently anticipate paying any dividends on our capital stock in the foreseeable future. See “Dividend Policy” above in this prospectus. However, in the event that we do pay distributions of cash or property on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Common Stock.”

Subject also to the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withhold an excess amount a non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax described above if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must generally provide us or the applicable withholding agent with a properly executed original and unexpired IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or applicable successor form) certifying qualification for the Lower treaty rate and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above also may require a non-U.S. holder to provide its U.S. taxpayer identification number.

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply on such effectively connected gain;

•	the non-U.S. holder is a non-resident alien individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the amount by which the non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition (without taking into account any capital loss carryovers), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such Losses; or

•	we are or were a “U.S. real property holding corporation” during a certain look-back period, unless our common stock is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market and the non-U.S. holder owned no more than five percent of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we have not been and are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Foreign Account Tax Compliance Act

Legislation commonly referred to as the Foreign Account Tax Compliance Act and associated guidance, or collectively, FATCA, will generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a “foreign financial institution,” unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or another applicable exception applies or such institution is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. FATCA will also generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity (which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity), if any, or another applicable exception applies or such entity is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Under final regulations and other current guidance, “withholdable payments” generally include dividends on our common stock and will include the gross proceeds of a disposition of our common stock on or after January 1, 2019. The FATCA withholding tax will apply regardless of whether a payment would otherwise be exempt from or not subject to U.S. nonresident withholding tax (e.g., as capital gain).

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws or under the tax laws of an applicable income tax treaty.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Cowen and Company, LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Cowen and Company, LLC
Wells Fargo Securities, LLC
Wedbush Securities Inc.

Total	4,687,500

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 703,125 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

Sanofi, our strategic collaboration partner and one of our existing stockholders (through its wholly owned subsidiary Aventis Inc.), has indicated an interest in purchasing up to an aggregate of $25.0 million shares of our common stock in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell fewer shares to Sanofi than it indicated an interest in purchasing or sell no shares to Sanofi, and Sanofi could determine to purchase fewer shares than it indicated an interest in purchasing or purchase no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by Sanofi as they will on any other shares sold to the public in this offering.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The offering of the shares by the underwriters is also subject to the underwriters’ right to reject any order in whole or in part.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $         per share. After the initial public offering the representatives may change the public offering price and selling concession to broker/dealers.

The following table summarizes the compensation we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us

We estimate that our out of pocket expenses for this offering (not including any underwriting discounts and commissions) will be approximately $2.5 million. We have agreed to reimburse the underwriters for expenses of up to $40,000 related to clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA.

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed     % of the shares of common stock being offered.

We have agreed that we will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus. The restrictions described in this paragraph do not apply to (a) grants of employee stock options or other equity-based awards pursuant to the terms of our equity inventive plans, (b) issuances of shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock pursuant to the exercise of such options or other equity-based awards, (c) issuances of shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or option or (d) the issuance of shares of our common stock in this offering, provided in the case of clauses (b) and (c), the recipients of such shares of our common stock or securities agree to be bound by a lockup letter in the form executed by our directors, officers and existing securityholders.

Our officers, directors and substantially all of our existing security holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. If, prior to the expiration of the 180-day period, a request to release securities subject to a lock-up agreement is received, the representatives will consider, among other factors, such holder’s reasons for requesting the release, the number of securities for which the release is being requested and market conditions at the time. The restrictions described in this paragraph do not apply to:

(a) any shares of our common stock acquired by the lock-up signatory in the offering or in the open market (other than shares purchased by our directors and officers pursuant to our directed share program);

(b) the exercise with cash of stock options or other similar awards granted pursuant to our equity incentive plans, provided that such restrictions shall apply to any of the lock-up signatory’s shares of common stock issued upon such exercise or the cashless exercise of stock options (the term cashless exercise being intended to include the surrender of a portion of the option shares or previously owned shares to the Company to cover payment of the exercise price) for the purposes of exercising such stock options solely in the case of termination of employment or board service following death, disability or other than for cause (including any such transfer in respect of tax liabilities arising from such exercise) if such options would otherwise expire;

(c) the establishment of any contract, instruction or plan, referred to herein as a Plan, that satisfies all of the requirements of Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that no sales of the lock-up signatory’s shares of common stock shall be made pursuant to such a Plan prior to the expiration of the 180-day period referred to above;

(d) transfers of our common stock or other securities as a bona fide gift or gifts not involving a disposition for value or for bona fide estate planning purposes, as a bona fide gift to a charity or educational institution, transfers to a member or members of the lock-up signatory’s family or to a trust, the direct or indirect beneficiaries of which are the lock-up signatory and/or a member or members of the lock-up signatory’s family, by testate succession or intestate distribution, if the undersigned is a trust, to any beneficiary of the undersigned or to the estate of any such beneficiary, distributions not involving a disposition for value of shares of our common stock or such other securities to members, partners or stockholders of, or owner of a similar equity interest in, the lock-up signatory or to any corporation, partnership or other person or entity that is a direct or indirect affiliate of the lock-up signatory, or transfers of our common stock or any security convertible into or exchangeable for shares of our common stock that occurs by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or other court order provided that each donee, distributee or transferee, as the case may be, agrees to be subject to the same restrictions as the lock-up signatory; and

(e) the transfer of the lock-up signatory’s shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock to us pursuant to any contractual arrangement in effect on the date of the lock-up agreement that provides for the repurchase of the lock-up signatory’s shares of common stock or such other securities by us or in connection with the termination of the lock-up signatory’s employment or other service relationship with us.

The above restrictions apply to any shares purchased pursuant to our directed share program.

In the case of any transfer or distribution pursuant to clause (b) through (d), no filing by any party under the Exchange Act or other public announcement shall be required or voluntarily made (other than a filing on Form 5 after the expiration of the 180-day period referred to above). In the case of clause (a), no filing by any party under the Exchange Act or other public announcement shall be required or voluntarily made with respect to the subsequent sales of such Securities acquired by the lock-up signatory in the offering or in the open market (other than a filing on Form 5 after the expiration of the 180-day period referred to above).

We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect and liabilities incurred in connection with the directed share program referred to below. We have applied to list our common stock on The NASDAQ Global Market under the symbol “MYOK.”

Prior to the offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the representatives. In determining the initial public offering price, we and the representatives considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the recent market prices of, and demand for, publicly-traded common stock of generally comparable companies;

•	the general condition of the securities markets at the time of the offering; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that shares of our common stock will trade in the public market at or above the initial public offering price.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, creating a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities.

Directed Share Program

At our request, the underwriters have reserved 5% of the shares of common stock offered hereby, at the initial public offering price, to directors, officers, employees, business associates and related persons of MyoKardia, Inc. The underwriters will receive the same underwriting discount on any shares purchased pursuant to this program as they will on any other shares sold to the public in this offering. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each such Member State referred to herein as a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity, within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the shares in circumstances in which Section 21 of the FSMA does not apply to us; and

(b) it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the shares described herein. The shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the shares have been or will be filed with or approved by any Swiss regulatory authority. The shares are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the shares will not benefit from protection or supervision by such authority.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Goodwin Procter LLP, San Francisco, California and for the underwriters by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

The audited financial statements as of December 31, 2014 and 2013 and for each of the two years in the period ended December 31, 2014 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Although statements made in the prospectus about the contents of any contract, agreement or other document filed as an exhibit to the registration statement include the material provisions of the contract, agreement or other document, such statements concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F Street, NE, Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers like us that file electronically with the SEC.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the web site of the SEC referred to above. We maintain a website at www.myokardia.com. Upon consummation of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

MYOKARDIA, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

MyoKardia, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and of cash flows present fairly, in all material respects, the financial position of MyoKardia, Inc. at December 31, 2014 and December 31, 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

August 19, 2015, except for the effects of the reverse stock split described in Note 2, as to which the date is October 23, 2015

MYOKARDIA, INC.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	As of December 31,		June 30, 2015	Pro forma stockholders’ equity as of June 30, 2015 (See Note 2)
	2013	2014
			(unaudited)
Assets
Current assets:
Cash	$1,911	$43,648	$73,076
Prepaid expenses and other current assets	232	430	566

Total current assets	2,143	44,078	73,642
Property and equipment, net	2,432	2,423	3,038
Other long term assets	128	388	984

Total assets	$4,703	$46,889	$77,664

Liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$1,239	$886	$1,627
Accrued liabilities	726	2,331	2,985
Redeemable convertible preferred stock call option liability, net	303	314	—
Deferred revenue	—	14,199	14,199

Total current liabilities	2,268	17,730	18,811
Other long-term liabilities	294	278	645
Deferred revenue—noncurrent	—	14,199	7,099

Total liabilities	2,562	32,207	26,555

Commitments and contingencies (Note 6)
Series A redeemable convertible preferred stock, $0.0001 par value, 38,500,000 shares authorized at December 31, 2013 and 2014 and June 30, 2015 (unaudited); 19,250,000, 38,250,000, and 38,250,000 shares issued and outstanding at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; liquidation value of $20,468, $42,006 and $43,523 at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; no shares authorized, issued or outstanding pro forma at June 30, 2015 (unaudited)	19,388	41,359	42,927	$—
Series A-1 redeemable, convertible preferred stock, $0.0001 par value, zero, 6,666,667 and 6,666,667 shares authorized at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; zero, 6,666,667, and 6,666,667 shares issued and outstanding at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; liquidation value of zero, $10,327 and $10,723 at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; no shares authorized, issued or outstanding pro forma at June 30, 2015 (unaudited)	—	10,229	10,633	—
Series B redeemable convertible preferred stock, $0.0001 par value, zero, zero and 17,068,646 shares authorized at December 31, 2013 and 2014 and June 30 2015 (unaudited), respectively; zero, zero, and 17,068,646 shares issued and outstanding at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; liquidation value of zero, zero and $46,716 at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; no shares authorized, issued or outstanding pro forma at June 30, 2015 (unaudited)	—	—	46,557	—

Stockholders’ equity (deficit)
Common stock, $0.0001 par value, 55,000,000, and 65,000,000 and 100,000,000 shares authorized at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; 3,178,081, 3,634,434 and 3,798,722 shares issued and outstanding at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; 20,665,496 shares outstanding, pro forma at June 30, 2015 (unaudited)	—	—	—	2
Additional paid-in capital	—	—	—	100,115
Accumulated deficit	(17,247)	(36,906)	(49,008)	(49,008)

Total stockholders’ equity (deficit)	(17,247)	(36,906)	(49,008)	51,109

Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$4,703	$46,889	$77,664	$51,109

The accompanying notes are an integral part of these consolidated financial statements

MYOKARDIA, INC.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Collaboration and license revenue	$—	$5,916	$—	$7,099

Operating expenses:
Research and development	11,603	18,296	8,774	13,345
General and administrative	2,029	4,838	1,802	3,661

Total operating expenses	13,632	23,134	10,576	17,006

Loss from operations	(13,632)	(17,218)	(10,576)	(9,907)
Interest and other income, net	—	2	—	18
Change in fair value of redeemable convertible preferred stock call option liability	932	387	(21)	314

Net loss and comprehensive loss	(12,700)	(16,829)	(10,597)	(9,575)
Cumulative dividend relating to redeemable convertible preferred stock	(1,087)	(2,864)	(1,033)	(2,630)
Accretion of redeemable convertible preferred stock to redemption value	(179)	(158)	(96)	(62)

Net loss attributable to common stockholders	$(13,966)	$(19,851)	$(11,726)	$(12,267)

Net loss per share attributable to common stockholders, basic and diluted	$(11.98)	$(11.30)	$(7.36)	$(5.24)

Shares used to compute net loss per share attributable to common stockholders, basic and diluted	1,165,867	1,756,900	1,592,787	2,342,787

Pro forma net loss per share of common stock, basic and diluted (unaudited)		$(1.54)		$(0.60)

Pro forma weighted average shares used to compute net loss per share of common stock, basic and diluted (unaudited)		11,146,701		16,390,241

The accompanying notes are an integral part of these consolidated financial statements

MYOKARDIA, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share data)

	Redeemable Convertible Preferred Stock								Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Series A Redeemable Convertible Preferred Stock		Series A-1 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE—December 31, 2012	8,600,000	$7,648	—	$—	—	$—	1,794,554	$—	$—	$(3,382)	$(3,382)
Issuance of common stock in exchange for a note receivable	—	—	—	—	—	—	204,081	—	38	—	38
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $15 and tranche liability of $161	10,650,000	10,474	—	—	—	—	—	—	—	—	—
Issuance of common stock and restricted stock for stock option exercises	—	—	—	—	—	—	1,179,446	—	5	—	5
Vesting of early exercised stock options and restricted stock	—	—	—	—	—	—	—	—	17	—	17
Share-based compensation	—	—	—	—	—	—	—	—	41	—	41
Dividends on redeemable convertible preferred stock	—	1,087	—	—	—	—	—	—	(101)	(986)	(1,087)
Accretion of redeemable convertible preferred stock to redemption value	—	179	—	—	—	—	—	—	—	(179)	(179)
Net loss	—	—	—	—	—	—	—	—	—	(12,700)	(12,700)

BALANCE—December 31, 2013	19,250,000	19,388	—	—	—	—	3,178,081	—	—	(17,247)	(17,247)
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $7 and tranche liability of $288	19,000,000	19,282	—	—	—	—	—	—	—	—	—
Issuance of Series A-1 redeemable convertible preferred stock, net of issuance costs of $104	—	—	6,666,667	9,896	—	—	—	—	—	—	—
Issuance of common stock for stock option exercises	—	—	—	—	—	—	480,723	—	4	—	4
Repurchase of early exercised stock options					—	—	(24,370)	—	(8)	—	(8)
Vesting of early exercised stock options and restricted stock	—	—	—	—	—	—	—	—	104	—	104
Share-based compensation	—	—	—	—	—	—	—	—	92	—	92
Dividends on redeemable convertible preferred stock	—	2,537	—	327	—	—	—	—	(192)	(2,672)	(2,864)
Accretion of redeemable convertible preferred stock to redemption value	—	152	—	6	—	—	—	—	—	(158)	(158)
Net loss	—	—	—	—	—	—	—	—	—	(16,829)	(16,829)

BALANCE—December 31, 2014	38,250,000	41,359	6,666,667	10,229	—	—	3,634,434	—	—	(36,906)	(36,906)
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $163 (unaudited)	—	—	—	—	17,068,646	45,837	—	—	—	—	—
Issuance of common stock for stock option exercises (unaudited)	—	—	—	—	—	—	204,623	—	—	—	—
Vesting of early exercised stock options and restricted stock (unaudited)	—	—	—	—	—	—	—	—	74	—	74
Repurchase of early exercised stock options (unaudited)	—	—	—	—	—	—	(40,335)	—	(13)	—	(13)
Share-based compensation (unaudited)	—	—	—	—	—	—	—	—	104	—	104
Dividends on redeemable convertible preferred stock (unaudited)	—	1,518	—	396	—	716	—	—	(165)	(2,465)	(2,630)
Accretion of redeemable convertible preferred stock to redemption value (unaudited)	—	50	—	8	—	4	—	—	—	(62)	(62)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	(9,575)	(9,575)

BALANCE—June 30, 2015 (unaudited)	38,250,000	$42,927	6,666,667	$10,633	17,068,646	$46,557	3,798,722	$—	$—	$(49,008)	$(49,008)

The accompanying notes are an integral part of these consolidated financial statements

MYOKARDIA, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Cash flows from operating activities
Net loss	$(12,700)	$(16,829)	$(10,597)	$(9,575)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock-based compensation expense	41	92	37	104
Depreciation and amortization	478	712	330	493
Gain on sale of equipment	—	—	—	(15)
Redeemable convertible preferred stock call option liability, net issued in connection with license and collaboration agreement	—	686	—	—
Change in fair value of redeemable convertible preferred stock call option liability, net	(932)	(387)	21	(314)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(122)	(198)	26	(136)
Accounts payable	63	(340)	175	499
Accrued liabilities	378	1,540	277	466
Other long term liabilities	263	(16)	(30)	367
Deferred revenue	—	28,398	—	(7,099)

Net cash provided by (used in) operating activities	(12,531)	13,658	(9,761)	(15,210)

Cash flow from investing activities
Purchases of property and equipment	(1,169)	(716)	(487)	(1,281)
Proceeds from sale of equipment	—	—	—	134
Decrease (increase) in restricted cash	—	(260)	—	60

Net cash used in investing activities	(1,169)	(976)	(487)	(1,087)

Cash flow from financing activities
Proceeds from issuance of Series A preferred stock, net	10,635	18,994	12,999	—
Proceeds from issuance of Series A-1 preferred stock, net	—	9,896	—	—
Proceeds from issuance of Series B preferred stock, net	—	—	—	45,837
Proceeds from issuance of common stock	318	165	23	128
Payments for deferred offering costs	—	—	—	(240)

Net cash provided by financing activities	10,953	29,055	13,022	45,725

Net (decrease) increase in cash	(2,747)	41,737	2,774	29,428
Cash at beginning of period	4,658	1,911	1,911	43,648

Cash at end of period	$1,911	$43,648	$4,685	$73,076

Non-cash investing and financing activities:
Unpaid deferred offering costs	$—	$—	$—	$416

Vesting of early exercised options and restricted stock	$17	$104	$15	$74

Unpaid portion of property and equipment purchases included in period-end accounts payable	$103	$91	$17	$27

Unpaid portion of property and equipment purchases included in period-end accrued liabilities	$—	$—	$—	$10

Loan issued in connection with restricted stock purchase agreement	$38	$—	$—	$—

Accretion of redeemable convertible preferred stock to redemption value	$179	$158	$96	$62

Accretion of dividends on redeemable convertible preferred stock	$1,087	$2,864	$1,033	$2,630

The accompanying notes are an integral part of these consolidated financial statements

MYOKARDIA, INC.

Notes to Consolidated Financial Statements

1. Organization

MyoKardia, Inc. (the “Company”) is a clinical stage biopharmaceutical company pioneering a precision medicine approach to discover, develop and commercialize targeted therapies for the treatment of serious and neglected rare cardiovascular diseases. The Company’s initial focus is on the treatment of heritable cardiomyopathies, a group of rare, genetically-driven forms of heart failure that result from biomechanical defects in cardiac muscle contraction. The Company has used its precision medicine platform to generate an internal pipeline of four therapeutic programs for the chronic treatment of the two most common forms of heritable cardiomyopathy—hypertrophic cardiomyopathy, or HCM, and dilated cardiomyopathy, or DCM. The Company has discovered and advanced its lead product candidate, MYK-461, into Phase 1 clinical trials. In the Company’s first Phase 1 clinical trial, it has demonstrated proof of mechanism, or the ability of MYK-461 to reduce cardiac muscle contraction, an important biomarker of disease. The Company intends to expand its approach to deliver treatments with disease-modifying potential for patients with other forms of genetically-driven heart failure. The Company was incorporated on June 8, 2012 in Delaware and its corporate headquarters and operations are located in South San Francisco, California.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred significant losses and negative cash flows from operations. At December 31, 2014, the Company had an accumulated deficit of $36.9 million and cash of $43.6 million. At June 30, 2015, the Company had an accumulated deficit of $49.0 million (unaudited) and cash of $73.1 million (unaudited). The Company has financed its operations primarily with the proceeds from the sale of preferred stock and funds received in connection with a license and collaboration agreement with Aventis Inc., a wholly-owned subsidiary of Sanofi S.A., entered into in August 2014 (the “Collaboration Agreement”) (See Note 4).

In August 2014, the Company received an initial non-refundable upfront cash payment of $35.0 million from Sanofi for license, research and collaboration services under the Collaboration Agreement and $10.0 million in gross proceeds from Sanofi’s equity investment in our Series A-1 redeemable convertible preferred stock. The total payments we were originally eligible to receive include a $45.0 million continuation payment, a $25.0 million milestone payment, $45.0 million of approved in-kind research and clinical activities and an obligation to purchase an additional $40.0 million of the Company’s capital stock if Sanofi provides notice of its intent to continue the collaboration prior to December 31, 2016. Under the Collaboration Agreement, Sanofi’s obligation to purchase the additional $40.0 million of the Company’s capital stock (which was reduced by $5.0 million to $35.0 million (unaudited) for its purchase of the Series B redeemable convertible preferred stock) terminates in connection with certain events, including consummation of this offering. The Company’s long-term success is dependent upon its ability to successfully develop, commercialize, and market its products, earn revenue, obtain capital when needed, and ultimately, to achieve profitable operations.

The Company’s management expects that cash as of June 30, 2015 (unaudited) will provide sufficient funds to enable it to meet the Company’s obligations through at least the next 12 months. However, if anticipated operating results are not achieved in future periods, management believes that planned expenditures may need to be reduced in order to extend the time period over which the then-available resources would be able to fund operations. The Company will need to raise additional capital to fully implement its business plan.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements of the Company include the Company’s accounts and have been prepared in conformity with accounting principles generally accepted in the United States of America (“US

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

GAAP”). During 2015, the Company established a wholly-owned foreign subsidiary in Australia. The consolidated financial statements include the Company’s accounts and those of its wholly-owned subsidiary. All intercompany accounts and transactions and balances have been eliminated during consolidation.

Unaudited Interim Financial Information

The accompanying interim consolidated financial statements as of June 30, 2015 and for the six months ended June 30, 2014 and 2015, and the related interim information contained within the notes to the consolidated financial statements, are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with US GAAP for interim financial information and on the same basis as the audited financial statements. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of June 30, 2015, and the results of its operations and cash flows for the six months ended June 30, 2014 and 2015. The results for the six months ended June 30, 2015 (unaudited) are not necessarily indicative of the results to be expected for the year ending December 31, 2015, or for any future period.

Unaudited Pro Forma Stockholders’ Equity Information

The unaudited pro forma stockholders’ equity information as of June 30, 2015 has been prepared assuming that all of the outstanding redeemable convertible preferred stock of the Company will convert on a 3.675:1 basis into 16,866,747 shares of common stock upon (i) a Qualified IPO (See Note 7) or (ii) pursuant to a vote of the applicable holders of redeemable convertible preferred stock under the Company’s amended and restated certificate of incorporation. The unaudited pro forma stockholders’ equity information does not assume any proceeds from the planned initial public offering (“IPO”).

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses in the consolidated financial statements and the accompanying notes. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, clinical trial accruals, fair value of redeemable convertible preferred stock call option liability, redeemable convertible preferred stock, income taxes and stock-based compensation. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Segments

The Company operates and manages its business as one reportable and operating segment, which is the business of developing and commercializing therapeutics. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating and evaluating financial performance. All revenues have been earned in the United States of America, and all long-lived assets are maintained in the United States of America.

Cash

Cash consists of cash and other highly liquid investments with original maturities of three months or less from the date of purchase. At December 31, 2013 and 2014, and June 30, 2015 (unaudited), the Company’s cash was comprised of funds held in checking accounts and interest bearing bank accounts.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

Restricted Cash

Restricted cash at December 31, 2013 and 2014, and June 30, 2015 (unaudited), comprises cash balances primarily held as security in connection with the Company’s facility lease agreement and are included in other long term assets on the consolidated balance sheets.

Fair Value Measurements

Fair value accounting is applied for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). The carrying amount of the Company’s financial instruments, including note receivable, accounts payable and accrued expenses and other current liabilities approximate fair value due to their short-term maturities. The redeemable convertible preferred stock call option liability is carried at fair value.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash. All of the Company’s cash are held at one financial institution that management believes is of high credit quality. Such deposits may, at times, exceed federally insured limits.

Risk and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, uncertainty of results of clinical trials and reaching milestones, uncertainty of regulatory approval of the Company’s potential drug candidates, uncertainty of market acceptance of any of the Company’s product candidates that receive regulatory approval, competition from substitute products and larger companies, securing and protecting proprietary technology, strategic relationships and dependence on key individuals and sole source suppliers.

Products developed by the Company require approvals from the U.S. Food and Drug Administration (“FDA”) or other international regulatory agencies prior to commercial sales. There can be no assurance that any of the Company’s product candidates will receive the necessary approvals. If the Company is denied approval, approval is delayed or the Company is unable to maintain approvals, it could have a materially adverse impact on the Company.

The Company expects to incur substantial operating losses for the next several years and will need to obtain additional financing in order to complete clinical trials and launch and commercialize any product candidates for which it receives regulatory approval. There can be no assurance that such financing will be available or will be on terms acceptable by the Company.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, ranging from two to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term. Upon retirement or sale, the cost and related accumulated depreciation are removed from the consolidated balance sheet and the resulting gain or loss is reflected in the consolidated statement of operations and comprehensive loss.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment charge would be recorded when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows or other appropriate measures of fair value. Through December 31, 2014 and June 30, 2015 (unaudited), there have been no such impairment charges.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the planned IPO are capitalized. The deferred offering costs will be offset against the proceeds received upon the closing of the planned IPO. In the event the planned IPO does not occur, all of the deferred offering costs will be expensed within net loss from operations. There were zero and $0.7 million (unaudited) of deferred offering costs capitalized as of December 31, 2014 and June 30, 2015 (unaudited), respectively, in other long term assets on the consolidated balance sheets.

Redeemable Convertible Preferred Stock

The Company records all shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance. In the event of a change of control of the Company, proceeds will be distributed in accordance with the liquidation preferences set forth in the amended and restated certificate of incorporation unless the holders of redeemable convertible preferred stock have converted their redeemable convertible preferred shares into common shares. Therefore, the redeemable convertible preferred stock is classified outside of stockholders’ deficit on the accompanying consolidated balance sheets as events triggering the liquidation preferences are not solely within the Company’s control. The carrying value of each series of redeemable convertible preferred stock is being accreted to its respective redemption value through the redemption date.

Redeemable Convertible Preferred Stock Call Option

The Company has determined that the Company’s obligation to issue additional shares of the Company’s redeemable convertible preferred stock represents a freestanding financial instrument. The freestanding redeemable convertible preferred stock call option liability is initially recorded at fair value, with fair value changes recognized as increases or reductions in the consolidated statements of operations and comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the redeemable convertible preferred stock call option, the completion of a deemed liquidation event, conversion of the redeemable convertible preferred stock into common stock, or until the holders of the redeemable convertible preferred stock can no longer trigger a deemed liquidation event. At that time, the redeemable convertible preferred stock call option liability will be reclassified to permanent equity with no further remeasurement required. The Company had recorded a redeemable convertible preferred stock call option liability, net in September 2012 related to the Series A redeemable convertible preferred stock financing, which was extinguished in July 2014 at the time of the final closing of the Series A redeemable convertible preferred stock. Additionally, the Company had recorded a redeemable convertible preferred stock call option liability in August 2014 related to the Collaboration Agreement, from which the call option expired in April 2015 at the time of the closing of the Company’s Series B redeemable convertible preferred stock financing.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

Revenue Recognition

The Company generates revenue from collaboration and license agreements for the development and commercialization of its products. Collaboration and license agreements may include non-refundable upfront license fees, partial or complete reimbursement of research and development costs, contingent consideration payments based on the achievement of defined collaboration objectives and royalties on sales of commercialized products. To date, the Company has not recognized revenue from sales of its product candidates.

The Company recognizes revenue when all four of the following criteria have been met: (i) collectability is reasonably assured; (ii) delivery has occurred or services have been rendered; (iii) persuasive evidence of an arrangement exists; and (iv) the fee is fixed or determinable. Revenue under collaboration and license arrangements is recognized based on performance requirements of the contract. Collectability is assessed based on evaluation of payment criteria as stated in the contract as well as the creditworthiness of the collaboration partner. Determination of whether delivery has occurred or services rendered are based on management’s evaluation of the performance obligations as stated in the contract and progress made against those obligations. Evidence of arrangement is deemed to exist upon execution of the contract. Fees are considered fixed and determinable when the amount payable to the Company is no longer subject to any acceptance, refund rights or other contingencies that would alter the fixed nature of the fees charged for the deliverables.

License and collaboration agreements may contain multiple elements as evaluated under Accounting Standards Codification (ASC) 605-25, Revenue Recognition- Multiple-Element Arrangements, including agreements to provide research and development services, and manufacturing and commercialization services, grants of licenses to intellectual property rights and know-how, as well as participation in development and/or commercialization committees. Each deliverable under the agreement is evaluated to determine whether it qualifies as a separate unit of accounting based on whether the deliverable has standalone value to the customer. The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the following hierarchy: (i) vendor-specific objective evidence of the fair value of the deliverable, if it exists; (ii) third-party evidence of selling price, if vendor-specific objective evidence is not available; or (iii) the best estimate of selling price if neither vendor-specific objective evidence or third-party evidence is available.

Upfront payments for licenses are evaluated to determine if the licensee can obtain standalone value from the license separate from the value of the research and development services and other deliverables in the arrangement to be provided by the Company. The assessment of multiple-element arrangements also requires judgment in order to determine the allocation of revenue to each deliverable and the appropriate period of time over which the revenue should be recognized. If the Company determines that the license does not have standalone value separate from the research and development services, the license and the services are combined as one unit of accounting and upfront payments are recorded initially as deferred revenue in the consolidated balance sheet. Revenue is then recognized on a straight-line basis over an estimated performance period that is consistent with the term of performance obligations, unless the Company determines there is a discernible pattern of performance other than straight-line, in which case the Company uses a proportionate performance method to recognize the revenue over the estimated performance period. If the license is determined to have standalone value, then the allocated consideration is recorded as revenue when the license is delivered.

License and collaboration agreements may also contain milestone payments that become due upon the achievement of certain milestones. The Company applies ASC 605-28, Revenue Recognition—Milestone Method. Under the milestone method, payments that are contingent upon achievement of a substantive milestone are recognized in the period in which the milestone is achieved. Milestones are defined as an event that can only be achieved based on the Company’s performance and there is substantive uncertainty about whether the event

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

will be achieved at the inception of the arrangement. Events that are contingent only on the passage of time or only on counterparty performance are not considered milestones subject to this guidance. Further, the amounts received must relate solely to prior performance, be reasonable relative to all of the deliverables and payment terms within the agreement and commensurate with the Company’s performance to achieve the milestone.

Research and Development Expenses

Research and development costs are expensed as incurred and consist of salaries and benefits, lab supplies and facility costs, as well as fees paid to others that conduct certain research and development activities on the Company’s behalf. Amounts incurred in connection with collaboration and license agreements are also included in research and development expense.

Preclinical Study and Clinical Trial Accruals

The Company’s preclinical study and clinical trial accruals are a component of research and development expenses and based on patient enrollment and related costs at clinical investigator sites as well as estimates for the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations (“CROs”) that conduct and manage clinical trials on the Company’s behalf.

The Company estimates preclinical study and clinical trial expenses based on the services performed, pursuant to contracts with research institutions and CROs that conduct and manage preclinical studies and clinical trials on its behalf. The Company estimates these expenses based on discussions with internal clinical management personnel and external service providers as to the progress or stage of completion of trials or services and the contracted fees to be paid for such services. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. Payments made to third parties under these arrangements in advance of the performance of the related services by the third parties are recorded as prepaid expenses until the services are rendered.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees in accordance with ASC 718, Stock Compensation. Stock-based awards granted include stock options with time-based vesting, performance-based stock options and market-based stock options. ASC 718 requires the recognition of compensation expense, using a fair value-based method, for costs related to all stock-based payments. The Company’s determination of the fair value of stock options with time-based vesting on the date of grant utilizes the Black-Scholes option-pricing model, and is impacted by its common stock price as well as other variables including, but not limited to, expected term that options will remain outstanding, expected common stock price volatility over the term of the option awards, risk-free interest rates and expected dividends.

Stock-based compensation expense for performance stock options is based on the probability of achieving certain performance criteria, as defined in the individual option grant agreement. The Company estimates the number of performance options ultimately expected to vest and recognizes stock-based compensation expense for those options expected to vest when it becomes probable that the performance criteria will be met and the options vest. As of June 30, 2015, no stock-based compensation expense had been recognized because achievement against those performance criteria had not yet been considered probable. The Company has granted stock options to purchase common stock that vest upon the achievement of market-based stock price targets. For these options, the Company estimated the fair value on the original grant date using a Monte-Carlo simulation, and the Company is recognizing the stock-based compensation expense on a straight-line basis over the implicit service period as derived under that simulation.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

The fair value is recognized over the period during which an optionee is required to provide services in exchange for the option award, known as the requisite service period (usually the vesting period) on a straight-line basis. Stock-based compensation expense recognized at fair value includes the impact of estimated forfeitures. The Company estimates future forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustments as the underlying equity instruments vest. The fair value of options granted to consultants is expensed when vested. Non-employee stock-based compensation expense was not material for all periods presented.

Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

Income Taxes

The Company provides for income taxes under the asset and liability method. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and net operating loss and credit carryforwards, and are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all of the tax benefits will not be realized.

The Company accounts for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. The Company assesses all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and the Company will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Comprehensive Loss

Comprehensive loss is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. There have been no items qualifying as other comprehensive loss and, therefore, for all periods presented, the Company’s comprehensive loss was the same as its reported net loss.

Net Loss per Share of Common Stock

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares and potentially dilutive securities

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

outstanding for the period. For purposes of the diluted net loss per share calculation, the redeemable convertible preferred stock, common stock subject to repurchase, and stock options are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the convertible preferred stock is considered a participating security. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders. Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

Unaudited Pro Forma Net Loss per Share of Common Stock

The unaudited pro forma basic and diluted net loss per share reflects the automatic conversion of all outstanding shares of redeemable convertible preferred stock as if the conversion had occurred at the earlier of the beginning of the earliest period presented or the date of issuance, if later. In addition, the unaudited pro forma net loss assumes the reclassification of the redeemable convertible preferred stock call option liability to common stock and additional paid-in capital and the adjustment to the net loss for the change in the fair value of the call option liability. The unaudited pro forma basic and diluted net loss per share amounts do not give effect to the issuance of shares from the planned IPO nor do they give effect to potential issuances of dilutive securities where the impact would be anti-dilutive.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s consolidated financial statements upon adoption. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, and has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, consistent with debt discounts. ASU 2015-03 applies to all business entities and is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company does not expect that the adoption of ASU 2015-03 will have a material effect on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. The new standard provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. ASU 2014-12 requires that a performance target that affects vesting and could be achieved after the requisite service period be

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

treated as a performance condition. ASU 2014-12 is effective for the Company in its first quarter of 2016 with early adoption permitted. The Company does not expect its pending adoption of ASU 2014-12 to have a material impact on its consolidated financial statements and disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU’s is effective for public entities for annual and interim periods beginning after December 15, 2017, with early adoption for fiscal 2017 permitted. The Company has not determined the potential effects of this ASU on its consolidated financial statements.

Reverse Stock Split

In October 2015, the Company’s board of directors and stockholders approved an amendment to the Company’s certificate of incorporation to effect a reverse split of shares of the Company’s issued and outstanding common stock at a 1-for-3.675 ratio and a proportional adjustment to the conversion ratio of its redeemable convertible preferred stock. The reverse stock split was effected on October 23, 2015. The par value and the authorized shares of the Company’s common stock and the par value and the authorized, issued and outstanding shares of the Company’s redeemable convertible preferred stock were not adjusted as a result of the reverse stock split. All issued and outstanding shares of common stock and common stock per share amounts and an adjustment to the redeemable convertible preferred stock ratio contained in these consolidated financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented.

3. Fair Value Measurements

Financial assets and liabilities are recorded at fair value. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	Fair Value Measurements at December 31, 2014
	Total	Level 1	Level 2	Level 3
Liabilities
Redeemable convertible preferred stock call option liability, net	$314	$—	$—	$314

	Fair Value Measurements at December 31, 2013
	Total	Level 1	Level 2	Level 3
Liabilities
Redeemable convertible preferred stock call option liability, net	$303	$—	$—	$303

As of June 30, 2015, the balance of the redeemable convertible preferred stock call option liability, net was zero (unaudited).

The fair value measurement of the redeemable convertible preferred stock call option is based on significant inputs not observed in the market and thus represents a Level 3 measurement. Level 3 instruments are valued based on unobservable inputs that are supported by little or no market activity and reflect the Company’s assumptions in measuring fair value. The Company’s estimated fair value of the redeemable convertible preferred stock call option is calculated using an option pricing model and key assumptions including the estimated fair value of the Company’s redeemable convertible preferred stock, risk-free interest rates and volatility and the probability of the closing of the future financing tranches. The estimates are based, in part, on subjective assumptions and could differ materially in the future.

During the periods presented, the Company has not changed the manner in which it values assets and liabilities that are measured at fair value using Level 3 inputs. The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the hierarchy during the years ended December 31, 2013 and 2014 or the six months ended June 30, 2015 (unaudited).

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial instruments as follows (in thousands):

Convertible preferred stock call option liability, net
Balance at January 1, 2013	$1,074
Exercises	161
Change in fair value recorded in statement of operations and comprehensive loss	(932)

Balance at December 31, 2013	303
Fair value of call option liability recognized upon issuance in connection with collaboration agreement	686
Exercises	(288)
Change in fair value recorded in statement of operations and comprehensive loss	(387)

Balance at December 31, 2014	314
Change in fair value recorded in statement of operations and comprehensive loss (unaudited)	(314)

Balance at June 30, 2015 (unaudited)	$—

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

4. Collaboration and License Agreement

Sanofi (Aventis Inc.)

In August 2014, the Company entered into the Collaboration Agreement with Aventis Inc., a wholly-owned subsidiary of Sanofi S.A., for the research, development and potential commercialization of pharmaceutical products for the treatment, prevention and diagnosis of hypertrophic and dilated cardiomyopathy, as well as potential additional indications.

Pursuant to the Collaboration Agreement, in addition to potential future royalty payments, Sanofi agreed to provide up to $200.0 million in financial consideration to the Company consisting of the following components:

1.	a $35.0 million upfront cash payment

2.	a $10.0 million initial equity investment

3.	a $25.0 million milestone-based contingent payment

4.	up to an $85.0 million project continuation payment if Sanofi elects to extend the term of the research collaboration beyond December 31, 2016, as described below

5.	up to $45.0 million in funding from Sanofi of approved in-kind research and clinical activities over a four-year period.

The Company is also entitled to receive tiered royalties beginning in the mid-single digits to the mid-teens on net sales of certain hypertrophic cardiomyopathy (“HCM”) and dilated cardiomyopathy (“DCM”) finished products outside the United States and on net sales of certain DCM finished products in the United States. Sanofi is eligible to receive tiered royalties beginning in the mid-single digits to the low teens on the Company’s net sales of certain HCM finished products in the United States.

The Collaboration Agreement covers three main research programs, “HCM1” (or HCM-1 or MYK-461), “HCM2” (or HCM-2) and “DCM1” (or DCM-1). The Company is solely responsible for conducting research and development activities through early human efficacy studies, except for specified research activities to be conducted by Sanofi. The estimated completion of proof-of-concept phases are staggered, depending on the program. Thereafter, the Company will lead worldwide development and United States commercial activities for the MYK-461 and HCM-2 programs, Sanofi will lead global development and commercial activities for DCM-1 and Sanofi will lead ex-United States development and commercial activities for the MYK-461 and HCM-2 programs where it has ex-United States commercialization rights. Sanofi also has the option to co-promote in the U.S. for potential expanded cardiovascular diseases outside of the genetically targeted indications for the MYK-461 and HCM-2 programs, with the Company having the option to co-promote the DCM-1 program in the United States.

The Company accounted for the Collaboration Agreement by evaluating each of the financial components discussed above:

1.

$35.0 million upfront payment. The Company received a non-refundable upfront payment and identified the following performance obligations at the inception of the Collaboration Agreement: (i) the transfer of intellectual property rights and know-how (license), (ii) the obligation to provide certain limited research and development services during the term of the license agreement and (iii) the obligation to participate on the development and commercialization committees. The Company applied the guidance under ASC 605-25, Multiple Element Arrangements, to account for this upfront payment. The Company evaluated the underlying goods and services delivered under the Collaboration Agreement and concluded that the performance obligations do not have standalone value, and accordingly accounted for the deliverables as one unit of accounting. The $35.0 million payment was

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

recorded by the Company as deferred revenue on its consolidated balance sheet upon receipt, which the Company is recognizing as revenue on a straight-line basis over the expected term of research and development services through December 31, 2016 because there is not a more discernible pattern of performance in which the research and development services occur. During the year ended December 31, 2014 and the six months ended June 30, 2015, the Company recognized $5.9 million and $7.1 million (unaudited) of revenue under the Collaboration Agreement, respectively. As of December 31, 2014 and June 30, 2015, the Company had recorded deferred revenue on its consolidated balance sheet of $28.4 million and $21.3 million (unaudited), respectively.

2.	$10.0 million upfront investment in Series A-1 redeemable convertible preferred stock. In August, 2014 the Company entered into a Series A-1 redeemable convertible preferred stock purchase agreement with Sanofi. The Agreement was signed as a separate transaction from the Collaboration Agreement. Pursuant to the stock purchase agreement, the Company sold 6,666,667 shares of Series A-1 redeemable convertible preferred stock to Sanofi at $1.50 per share. The Company concluded that the $1.50 per share price represented the fair value of the redeemable convertible preferred stock issued.

3.	$25.0 million milestone-based payment. The Company is eligible to receive a one-time, non-refundable, non-creditable payment of $25.0 million upon the submission of an investigational new drug application for any DCM-1 development candidate to the FDA or a comparable regulatory authority in Europe or another major market country for any DCM-1 product. The Company will account for this milestone payment separately from the rest of the agreement and recognize revenue upon achievement of the milestone. The Company had not achieved this milestone as of June 30, 2015 (unaudited).

4.	Up to $85.0 million continuation payments. Under the Collaboration Agreement, Sanofi must determine by December 31, 2016 whether or not to continue the Collaboration Agreement. Sanofi agreed that if it so elected to continue the Collaboration Agreement, it would pay:

•	a one-time, non-refundable, non-creditable cash payment of $45.0 million

•	an additional $40.0 million in connection with the purchase of the Company’s preferred stock, assuming the Company has not previously closed (i) either a Qualified IPO (at which time this obligation will terminate) or a private financing prior to a Qualified IPO and (ii) Sanofi has not previously purchased shares of the Company’s stock pursuant to such rights to purchase the Company’s capital stock in accordance with the terms of the Collaboration Agreement. The $40.0 million was reduced by $5.0 million to $35.0 million (unaudited) in connection with Sanofi’s subsequent purchase of shares of the Company’s Series B redeemable convertible preferred stock in April 2015.

Sanofi also had a time-restricted right to purchase $40.0 million in shares of the Company’s redeemable convertible preferred stock at the discounted price, which would have satisfied the $40.0 million obligation to purchase shares of the Company’s capital stock in connection with the continuation decision. Sanofi’s option to purchase $40.0 million of additional shares of the Company’s redeemable convertible preferred stock at the discounted price expired upon the closing of the Series B redeemable convertible preferred stock financing in April 2015.

The Company believes that the continuation payments have significant uncertainty and are outside the control of the Company because Sanofi has sole discretion to determine whether or not to continue, and will therefore account for these potential payments separate from the other deliverables in this agreement.

The Company has determined that Sanofi’s right to purchase the redeemable convertible preferred stock at the discounted price, and the Company’s corresponding obligation to issue this additional

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

redeemable convertible preferred stock, represents a freestanding financial instrument. The freestanding convertible preferred stock call option liability was initially recorded at its fair value of $0.7 million in 2014. Changes in the fair value of this liability of $0.4 million and ($0.3) million (unaudited) were recorded in the consolidated statements of operations and comprehensive loss during the year ended December 31, 2014 and six months ended June 30, 2015, respectively.

As of June 30, 2015 (unaudited), Sanofi had not provided the confirmation of continuation under the Collaboration Agreement. The Company’s obligation to issue, and Sanofi’s option to purchase, $40.0 million of additional shares of the Company’s redeemable convertible preferred stock at the discounted price expired upon the closing of the Series B redeemable convertible preferred stock financing in April 2015.

5.	Up to $45.0 million in-kind research and collaboration activities. Sanofi can fund up to $45.0 million of pre-approved funding of research and collaboration activities. Since Sanofi will pay its vendors and personnel directly as per the Collaboration Agreement, the Company will not receive cash from Sanofi and therefore will not account for the funding of the in-kind services.

5. Balance Sheet Components

Property and Equipment

Property and equipment consists of the following (in thousands):

	As of December 31,		As of June 30, 2015
	2013	2014
			(unaudited)
Scientific equipment	$2,607	$3,105	$3,914
Furniture and equipment	111	217	272
Capitalized software	135	164	183
Leasehold improvements	123	123	297
Construction in progress	—	70	—

Total	2,976	3,679	4,666
Less: Accumulated depreciation and amortization	(544)	(1,256)	(1,628)

Property and equipment, net	$2,432	$2,423	$3,038

Depreciation and amortization expense was $0.5 million, $0.7 million, $0.3 million (unaudited) and $0.5 million (unaudited) for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, respectively.

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,		June 30, 2015
	2013	2014
			(unaudited)
Payroll and related	$522	$1,119	$1,558
Clinical research and development	77	742	926
Legal and accounting fees	28	299	304
Other	99	171	197

Total accrued liabilities	$726	$2,331	$2,985

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

6. Commitments and Contingencies

Purchase Commitments

The Company conducts product research and development programs through a combination of internal and collaborative programs that include, among others, arrangements with universities, contract research organizations and clinical research sites. The Company has contractual arrangements with these organizations; however, these contracts are generally cancelable on 30 days notice and the obligations under these contracts are largely based on services performed.

Facility Leases

On June 29, 2012, the Company entered into a 66-month lease for approximately 12,000 square feet of office and laboratory space in South San Francisco with annual payments of approximately $0.5 million. In connection with this lease agreement, the Company also entered into a shared facilities and services agreement with Global Blood Therapeutics, Inc. (“GBT”), a co-tenant in the office building (See Note 10). In October 2014, the Company entered into a lease assignment agreement with the owner of the building and GBT to allow GBT to sublease the Company’s portion of the building beginning in March 2015. For the six month period ended June 30, 2015, the Company recorded approximately $0.1 million (unaudited) of sublease income and $0.1 million (unaudited) of sublease expense, which is recorded in interest and other income, net in the consolidated statements of operations and comprehensive loss.

On September 15, 2014, the Company entered into a five-year lease for approximately 34,400 square feet of office and laboratory space in South San Francisco. The Company may extend the lease for an additional three year term. The initial annual lease payments are $1.3 million, increasing to $1.6 million in the final year of the agreement. The lease period commenced in January 2015. The Company received a lease abatement for the first three months of the lease term, which is recorded as deferred rent and recognized over the lease term.

At December 31, 2014, future minimum commitments under non-cancelable operating leases were as follows (in thousands):

Year ending December 31:	Operating Leases	Less Sublease Income	Net Commitment
2015	$1,302	$(321)	$981
2016	1,757	(397)	1,360
2017	1,869	(409)	1,460
2018	1,648	(140)	1,508
2019 and beyond	1,634	—	1,634

Total	$8,210	$(1,267)	$6,943

Rent expense was $0.5 million, and $0.5 million for the years ended December 31, 2013, and 2014, respectively. Rent expense was $0.3 million (unaudited) and $0.7 million (unaudited) for the six month periods ended June 30, 2014 and 2015, respectively.

Contingencies

From time to time, the Company may have contingent liabilities that arise in the ordinary course of business activities. The Company accrues for such a liability when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. There were no contingent liabilities requiring accrual or disclosure as of December 31, 2013 and 2014 or June 30, 2015 (unaudited).

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

Guarantees and Indemnifications

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to certain of these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third-party with respect to the Company’s technology. The term of these indemnification arrangements is generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future, but have not yet been made.

The Company indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity, as permitted under Delaware law and in accordance with its certificate of incorporation and bylaws, and agreements providing for indemnification entered into with its officers and directors. The term of the indemnification period lasts as long as an officer or director may be subject to any proceeding arising out of acts or omissions of such officer or director in such capacity.

The maximum amount of potential future indemnification of directors and officers is unlimited; however, the Company currently holds director and officer liability insurance. This insurance allows the transfer of risk associated with its exposure and may enable it to recover a portion of any future amounts paid.

The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations for any period presented.

7. Stockholders’ Deficit

Common Stock Reserved for Issuance

The Company has reserved shares of common stock, on an as-if-converted basis, for issuance as follows:

	December 31,		June 30, 2015
	2013	2014
			(unaudited)
Conversion of Series A redeemable convertible preferred stock	5,238,095	10,408,162	10,408,162
Conversion of Series A-1 redeemable convertible preferred stock	—	1,814,059	1,814,059
Conversion of Series B redeemable convertible preferred stock	—	—	4,644,526
Options issued and outstanding	292,914	554,669	1,258,013
Options available for grant under stock option plan	568,447	312,911	390,418

Total	6,099,456	13,089,801	18,515,178

Redeemable Convertible Preferred Stock

The Company’s amended and restated certificate of incorporation as of June 30, 2015 authorized the Company to issue 62,235,313 shares of redeemable convertible preferred stock with a par value of $0.0001 per share, of which 38,500,000 are designated Series A redeemable convertible preferred stock, 6,666,667 are designated Series A-1 redeemable convertible preferred stock, and 17,068,646 are designated Series B redeemable convertible preferred stock. From September 2012 through December 31, 2013, the Company issued an aggregate of 19,250,000 shares of Series A redeemable convertible preferred stock for net cash proceeds of

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

$19.2 million. In February, June and July 2014, the Company issued an aggregate of 19,000,000 shares of Series A redeemable convertible preferred stock for net cash proceeds of $19.0 million. In August 2014, the Company issued 6,666,667 shares of Series A-1 redeemable convertible preferred stock to Sanofi for net cash proceeds of $9.9 million. In April 2015, the Company issued 17,068,646 shares of Series B redeemable convertible preferred stock to new and existing stockholders in exchange for net proceeds of $45.8 million (unaudited).

As of June 30, 2015, the outstanding redeemable convertible preferred stock was as follows (in thousands, except share data) (unaudited):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Value	Carrying Value
Series A	38,500,000	38,250,000	$43,523	$42,927
Series A-1	6,666,667	6,666,667	10,723	10,633
Series B	17,068,646	17,068,646	46,716	46,557

Total	62,235,313	61,985,313	$100,962	$100,117

As of December 31, 2014, the outstanding redeemable convertible preferred stock was as follows (in thousands, except share data):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Value	Carrying Value
Series A	38,500,000	38,250,000	$42,006	$41,359
Series A-1	6,666,667	6,666,667	10,327	10,229

Total	45,166,667	44,916,667	$52,333	$51,588

As of December 31, 2013, the outstanding redeemable convertible preferred stock was as follows (in thousands, except share data):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Value	Carrying Value
Series A	38,500,000	19,250,000	$20,468	$19,388

Redeemable Convertible Preferred Stock Call Option Liability

The preferred stock purchase agreements for Series A redeemable convertible preferred stock provided the investors the right to participate in future tranches of the respective series funding at a fixed price equal to the original issue price. These rights were provided concurrently with the issuance of the original preferred stock purchase agreement. These liability classified redeemable convertible preferred stock call options have been determined to be freestanding financial instruments because they are freely transferable and separately exercisable.

In connection with the Collaboration Agreement, the Company granted Sanofi the right to purchase $40.0 million of shares of redeemable convertible preferred stock at a discounted price in the future, which was determined to be a freestanding financial instrument. The Company determines the fair value of the redeemable convertible preferred stock call option liabilities using an option pricing model at each balance sheet date.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

Series A Redeemable Convertible Preferred Stock Call Option Liability

On September 11, 2012, the Company sold a redeemable convertible preferred stock call option right to investors to participate in future tranches of Series A redeemable convertible preferred stock financing. As of December 31, 2012, the Company recorded an initial call option liability of $0.5 million and remeasured the call option liability immediately prior to each exercise as well as at each balance sheet date. The call option right was exercised in subsequent closings of financing from November 2012 through July 2014. During 2013, the Company remeasured the call option liability immediately before exercise and recorded $0.9 million in other income (expense) in the consolidated statements of operations and comprehensive loss and reclassified the fair value of $0.2 million into preferred stock upon issuance of the Series A redeemable convertible preferred stock. In 2014, the Company remeasured the redeemable convertible preferred stock call option liability at the end of each quarter and immediately before exercise. For the year ended December 31, 2014 and six months ended June 30, 2014, the Company recorded $15,000 and ($21,000) (unaudited) in other income (expense) in the consolidated statement of operations and comprehensive loss, respectively, and reclassified the fair value of $0.3 million into preferred stock upon issuance of the Series A redeemable convertible preferred stock. As of December 31, 2014, all closings of the Series A redeemable convertible preferred stock had been completed, and the Series A redeemable convertible preferred stock call option liability balance was zero.

Series A-1 Redeemable Convertible Preferred Stock Call Option Liability

The Company recorded an initial redeemable convertible preferred stock call option liability of $0.7 million in August 2014 upon entering into the Collaboration Agreement. The Company remeasured the redeemable convertible preferred stock call option liability to $0.3 million at December 31, 2014 and recorded the change in fair value of $0.4 million in other income (expense) in the consolidated statements of operations and comprehensive loss. The Company remeasured the redeemable convertible preferred stock call option liability at March 31, 2015 and recorded the change in fair value of ($0.3) million (unaudited) in other income (expense) in the consolidated statements of operations and comprehensive loss reducing the balance to zero (unaudited) as of June 30, 2015. The Company’s obligation to issue $40.0 million additional shares of the Company’s redeemable convertible preferred stock to Sanofi at a discounted price expired upon the closing of the Series B redeemable convertible preferred stock financing in April 2015.

Dividends and Distributions

The holders of the outstanding shares of redeemable convertible preferred stock are entitled to receive, whether or not declared by the Board of Directors, a cumulative cash dividend at the rate of 8% of the original issue price per annum on each outstanding share of redeemable convertible preferred stock. The original issue price is $1.00 for Series A redeemable convertible preferred stock, $1.50 for Series A-1 redeemable convertible preferred stock and $2.695 for Series B redeemable convertible preferred stock. Such dividends shall be payable only when, as and if declared by the Board of Directors or upon a redemption or a Liquidation Event, as described below. After payment of dividends at the rate set forth above, any additional dividends declared will be distributed among all holders of the redeemable convertible preferred stock and common stock in proportion to the number of shares of common stock that would then be held by each such holder if all shares of the redeemable convertible preferred stock were converted into common stock. No dividends have been declared to date. As of June 30, 2015, the Company has recorded cumulative dividends relating to its Series A, A-1 and B redeemable convertible preferred stock of $5.3 million (unaudited), $0.7 million (unaudited), and $0.7 million (unaudited), respectively.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

Redemption

The Series B redeemable convertible preferred stock shall be redeemed by the Company at a price equal to the applicable original issue price, plus any dividends accrued but unpaid thereon, whether or not declared, in three annual installments commencing not more than 60 days after receipt by the Company of notice from the holders of a majority of the then outstanding shares of Series B redeemable convertible preferred stock at any time on or after five years from the date of issuance. The Series A and A-1 redeemable convertible preferred stock shall be redeemed by the Company at a price equal to the applicable original issue price, plus any dividends accrued but unpaid whether or not declared, in three annual installments commencing not more than 60 days after receipt by the Company of notice from the holders of a majority of the then outstanding shares of Series A and A-1 redeemable convertible preferred stock at any time on or after the later to occur of the redemption in full of the Series B redeemable convertible preferred stock and the date five years after the Series B redeemable convertible preferred stock original issuance date of April 2015.

If the Company does not have sufficient funds legally available on the redemption date to redeem all of the shares of a class of redeemable convertible preferred stock, the Company shall redeem a pro rata portion of each holder’s redeemable convertible preferred stock of that class based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the available funds were sufficient to redeem all such shares, and shall redeem such remaining shares as soon as practicable after the Company has funds legally available there for. The redemption of the Series A and A-1 redeemable convertible preferred stock may only happen following the redemption in full of the Series B redeemable convertible preferred stock, and the redemption of the Series A and A-1 redeemable convertible preferred stock occur on a pari passu basis.

Accretion of Redeemable Convertible Preferred Stock

The Company recorded the Series A, A-1 and B redeemable convertible preferred stock at fair value on the dates of issuance, net of offering costs and the allocation of the fair value of the convertible preferred stock tranche liability. The Series B redeemable convertible preferred stock shares were originally issued with a contingent redemption which allowed the holders to redeem their shares in three annual installments upon the vote of a majority of the then outstanding shares of Series B redeemable convertible preferred stock at any time after five years of the Series B redeemable convertible preferred stock original issuance date in April 2015. The Series A and A-1 redeemable convertible preferred stock is redeemable in three annual installments on or after the later to occur of the redemption in full of the Series B redeemable convertible preferred stock and the date five years after the Series B redeemable convertible preferred stock original issuance date. Accordingly, the Company is accreting the Series A, A-1 and B redeemable convertible preferred stock for the change in the redemption value with the change recorded to accumulated deficit at the end of each reporting period. The Company is using the straight line method over the accretion periods, which results in approximately the same amounts as the effective interest rate method. The Company has accreted $0.2 million, $0.2 million, $0.1 million (unaudited) and $0.1 million (unaudited) during the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, respectively.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, any merger or consolidation following which the stockholders of the Company do not hold a majority, by voting power, of the capital stock of the surviving or successor entity (or its parent), or any sale or other disposition of all or substantially all of the Company’s assets (a “Liquidation Event”), before any distribution or payment shall be made to the holders of common stock, the holders of Series A, A-1 and B redeemable convertible preferred stock shall be entitled to be paid out of assets legally available for distribution, an amount equal to the original

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

purchase price of the applicable series of redeemable convertible preferred stock plus all accrued but unpaid dividends. After payments of the full liquidation preferences of the Series B redeemable convertible preferred stock, the remaining assets of the Company available for distribution to stockholders will be distributed among and paid ratably to the holders of Series A and A-1 redeemable convertible preferred stock. After payments of the full liquidation preferences of the Series A and A-1 redeemable convertible preferred stock, the remaining assets of the Company available for distribution to stockholders will be distributed among and paid ratably to the holders of common stock in proportion to the number of shares held by them.

Conversion

Each series of redeemable convertible preferred stock is convertible at the option of the holder at any time into fully paid, nonassessable shares of common stock. The number of shares of common stock to which a holder is entitled upon conversion shall be the product obtained by multiplying the preferred conversion rate (determined by dividing the original issue price by the applicable preferred stock conversion price) by the number of shares being converted. The per share conversion price of the Series A, A-1 and B redeemable convertible preferred stock was initially $1.00, $1.50 and $2.695, respectively, and is subject to adjustment in connection with certain dilutive issuances, stock splits, combinations, dividends, distributions, recapitalizations and the like. Each share of redeemable convertible preferred stock automatically converts into common stock upon the closing of the sale of shares of Company common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, provided that such offering results in at least $30.0 million of gross proceeds, after deducting the underwriting’ discount and commissions, to the Company and following such offering such shares are listed on a NASDAQ exchange, the New York Stock Exchange or another internationally recognized stock exchange (a “Qualified IPO”). In addition, each share of Series B redeemable convertible preferred stock shall automatically be converted into common stock at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of Series B redeemable convertible preferred stock, and each share of Series A and A-1 convertible preferred stock shall automatically be converted into common stock at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of Series A and A-1 redeemable convertible preferred stock voting together. As of June 30, 2015 (unaudited), each series of the Company’s redeemable convertible preferred stock is convertible into common stock on a 3.675:1 basis.

Voting Rights

The holders of each share of convertible preferred stock have one vote for each share of common stock into which such convertible preferred stock may be converted.

8. Stock-Based Compensation

In June 2012, the Company adopted the 2012 Equity Incentive Plan (as amended, the “2012 Plan”). The 2012 Plan provides for the granting of incentive stock options, nonstatutory stock options, stock bonuses and rights to acquire restricted stock to employees, officers, directors and consultants. Incentive stock options may be granted with exercise prices of not less than 100% of the estimated fair value of the common stock and nonstatutory stock options may be granted with an exercise price of not less than 85% of the estimated fair value of the common stock on the date of grant. Stock options granted to a stockholder owning more than 10% of the voting stock must have an exercise price of not less than 110% of the estimated fair value of the common stock on the date of grant. The Board of Directors determines the estimated fair value of common stock. Stock options are generally granted with terms of up to ten years and vest over a period of four years. Upon the exercise of options, the Company issues new common stock from its authorized shares.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2014, 2,503,401 shares of common stock were reserved under the 2012 Plan for the issuance of options and restricted stock. In April 2015, the Board of Directors reserved an additional 945,138 shares of common stock under the 2012 Plan (unaudited).

The following summarizes option activity under the 2012 Plan:

	Shares Available for Grant	Shares Subject to Outstanding Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance at January 1, 2013	1,091,571	268,974	$0.18
Options authorized	680,262		—
Options granted	(1,219,031)	1,219,031	$0.28
Options exercised		(1,179,446)	$0.27
Options canceled	15,645	(15,645)	$0.18

Balance at December 31, 2013	568,447	292,914	$0.22	9.2	$32
Options authorized	462,573		—
Options granted	(802,707)	802,707	$0.44
Options exercised		(480,723)	$0.34
Options repurchased	24,370		$0.32
Options canceled	60,229	(60,229)	$0.30

Balance at December 31, 2014	312,912	554,669	$0.43	9.2	$109
Options authorized (unaudited)	945,138
Options granted (unaudited)	(912,830)	912,830	$1.45
Options exercised (unaudited)		(204,623)	$0.62
Options repurchased (unaudited)	40,335		$0.33
Options cancelled (unaudited)	4,863	(4,863)	$0.33

Balance at June 30, 2015 (unaudited)	390,418	1,258,013	$1.14	9.5	$3,657

Options outstanding and exercisable as of December 31, 2014		481,897	$0.47	9.4	$76

Options vested and expected to vest as of December 31, 2014		504,728	$0.35	9.1	$141

Options outstanding and exercisable as of June 30, 2015 (unaudited)		683,047	$1.21	9.4	$1,969

Options vested and expected to vest as of June 30, 2015 (unaudited)		799,454	$0.64	8.9	$2,720

The aggregate intrinsic values were calculated as the difference between the exercise price of the options and the estimated fair value of common stock. The aggregate intrinsic value of options exercised was $2,000 and $46,000 for the years ended December 31, 2013 and 2014, respectively. The aggregate intrinsic value of options exercised was $1,000 (unaudited) and $41,000 (unaudited) for the six months ended June 30, 2014 and 2015, respectively. The total estimated grant date fair value of options vested during the years ended December 31, 2013 and 2014 was $29,000 and $82,000, respectively. The total estimated grant date fair value of options vested during the six months ended June 30, 2014 and 2015 was $16,000 (unaudited) and $52,000 (unaudited), respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2013 and 2014 and the six-months ended June 30, 2014 and 2015 was $0.22, $0.33, $0.26 (unaudited) and $3.12 (unaudited) per share, respectively.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

Additional information regarding stock options as of December 31, 2014:

	Options Outstanding			Options Outstanding and Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in thousands)	Number Exercisable	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value (in thousands)
$0.18	183,260	8.0	$81	110,488	$0.18	$49
$0.33	94,270	9.4	28	94,270	$0.33	27
$0.62	277,139	9.9	—	277,139	$0.62	—

$0.18—$0.62	554,669		$109	481,897		$76

Additional information regarding our stock options as of June 30, 2015 (unaudited):

	Options Outstanding			Options Outstanding and Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in thousands)	Number Exercisable	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value (in thousands)
$0.18	183,260	7.5	$707	131,609	$0.18	$508
$0.33	89,408	8.9	332	23,911	$0.33	89
$0.62	135,099	9.4	462	39,182	$0.62	134
$1.51	850,246	9.9	2,156	488,345	$1.51	1,238

$0.18—$1.51	1,258,013		$3,657	683,047		$1,969

Stock-Based Compensation

Stock-based compensation expense, net of estimated forfeitures, is reflected in the statements of operations and comprehensive loss as follows (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Research and development	$10	$38	$12	$49
General and administrative	31	54	25	55

Total stock-based compensation	$41	$92	$37	$104

As of December 31, 2014, total unamortized stock-based compensation was $0.4 million, which is expected to be recognized over the remaining vesting period of 3.0 years. As of June 30, 2015, total unamortized stock-based compensation was $1.9 million (unaudited), which is expected to be recognized over the remaining vesting period of 3.4 years (unaudited).

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

The following table illustrates the assumptions for the Black-Scholes option-pricing model used in determining the fair value of options granted to employees for time-based stock options:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Risk-free interest rate	1.1%–3.0%	1.7%–2.0%	1.8%–2.0%	1.5%–1.9%
Expected life (in years)	5.6–6.1	6.0–6.1	6.0	5.5–6.3
Volatility	92%–95%	84%–94%	90%–94%	79%–82%
Dividend yield	0%	0%	0%	0%

The fair value of the shares of common stock underlying the stock options has historically been determined by the Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors has determined the fair value of the common stock at the time of grant by considering a number of objective and subjective factors including valuation of comparable companies, sales of redeemable convertible preferred stock, operating and financial performance and general and industry-specific economic outlook, amongst other factors. The fair value of the underlying common stock shall be determined by the Board of Directors until such time as the Company’s common stock is listed on an established stock exchange or national market system. The fair value was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation.

Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

Expected Term—The expected term assumption represents the weighted-average period that the Company’s stock-based awards are expected to be outstanding. The Company has opted to use the “simplified method” for estimating the expected term of the options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option.

Expected Volatility—For all stock options granted to date, the volatility data was estimated based on a study of publicly traded industry peer companies. For purposes of identifying these peer companies, the Company considered the industry, stage of development, size and financial leverage of potential comparable companies.

Expected Dividend—The Black-Scholes valuation model valuation model calls for a single expected dividend yield as an input. The Company currently has no history or expectation of paying cash dividends on its common stock.

Risk-Free Interest Rate—The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

Liability for Early Exercise of Stock Options

As of December 31, 2013 and 2014 and June 30, 2015, there were 1,058,343, 1,143,660, and 1,090,765 (unaudited), respectively, of unvested common shares outstanding that were issued upon the early exercise of stock options prior to the vesting of the underlying shares and subject to repurchase by the Company at the original issuance price upon termination of the stockholders’ services. The right to repurchase these shares

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

generally lapses with respect to 25% of the shares underlying the option after one year of service to the Company and 1/48 of the shares underlying the original grant per month for 36 months thereafter. The shares purchased by the employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be issued until those shares vest. The cash received in exchange for exercised and unvested shares related to stock options granted is recorded as a liability for the early exercise of stock options on the consolidated balance sheets and will be reclassified to common stock and additional paid-in capital as the shares vest. As of December 31, 2013 and 2014 and June 30, 2015, the Company recorded $296,000, $354,000 and $406,000 (unaudited), respectively, within accrued liabilities and other long-term liabilities associated with shares issued subject to repurchase rights.

9. Net Loss per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Numerator
Net loss	$(12,700)	$(16,829)	$(10,597)	$(9,575)
Cumulative dividends on redeemable convertible preferred stock	(1,087)	(2,864)	(1,033)	(2,630)
Accretion of redeemable convertible preferred stock to redemption value	(179)	(158)	(96)	(62)

Net loss attributable to common stockholders, basic and diluted	$(13,966)	$(19,851)	$(11,726)	$(12,267)

Denominator
Weighted average shares outstanding	2,320,947	3,394,727	3,239,926	3,782,838
Less: weighted average shares subject to repurchase	(1,155,080)	(1,637,827)	(1,647,139)	(1,440,051)

Weighted average shares used to compute basic and diluted net loss per share	1,165,867	1,756,900	1,592,787	2,342,787

Net loss per share attributable to common stockholders:
Basic and diluted	$(11.98)	$(11.30)	$(7.36)	$(5.24)

Basic net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares and potentially dilutive securities for the period, determined using the treasury-stock method and the as-if converted method, for convertible securities, if inclusion of these is dilutive. Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities as the holders of the Company’s redeemable convertible preferred stock are entitled to receive cumulative dividends, payable prior and in preference to any dividends on shares of common stock. Any additional dividends will be distributed among the holders of preferred stock and common stock pro rata, assuming the conversion of all preferred stock into common stock. Under the two-class method, net income attributable to common stockholders

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

is determined by allocating undistributed earnings, calculated as net income less current period earnings allocated to participating securities based on their respective rights to receive dividends. In computing diluted net income attributed to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding during the period. The Company’s preferred stockholders do not have a contractual obligation to share in the Company’s losses. As such, the net loss is attributed entirely to common stockholders. Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	As of December 31,		As of June 30,
	2013	2014	2014	2015
			(unaudited)
Redeemable convertible preferred stock	5,238,095	12,222,221	8,775,509	16,866,747
Common stock subject to repurchase	1,710,468	1,486,602	1,555,170	1,279,115
Stock options to purchase common stock	292,914	554,669	451,281	1,258,013

Unaudited Pro Forma Basic and Diluted Loss Per Share

The unaudited pro forma basic and diluted loss per share for the year ended December 31, 2014 and the six months ended June 30, 2015 give effect to the conversion of all shares of redeemable convertible preferred stock upon the closing of the offering contemplated by this prospectus by treating all shares of redeemable convertible preferred stock as if they had been converted to common stock at the beginning of the earliest period presented, or the date of the original issuance, if later. Shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted loss per share calculations. As the Company incurred net losses for the year ended December 31, 2014 and the six months ended June 30, 2015 (unaudited), there is no income allocation required under the two-class method or dilution attributed to pro forma weighted average shares outstanding in the calculation of pro forma diluted loss per share for those periods.

Upon conversion of the redeemable convertible preferred stock into common stock, including in the event of a Qualified IPO, the holders of the redeemable convertible preferred stock are not entitled to receive undeclared dividends. Accordingly, the impact of accretion of accrued but unpaid dividends has been excluded from the determination of net loss attributable to common stockholders. The accretion to redemption value and the change in the fair value of the redeemable convertible preferred stock call option liability has also been excluded from the determination of net loss applicable to common stockholders, assuming the conversions had occurred at the beginning of the earliest period presented, or the date of original issuance, if later.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders are computed as follows (in thousands, except share and per share data):

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
		(unaudited)
Numerator
Net loss attributable to common stockholders, basic and diluted	$(19,851)	$(12,267)
Cumulative dividends on redeemable convertible preferred stock	2,864	2,630
Accretion of redeemable convertible preferred stock to redemption value	158	62
Change in fair value of call option liability	(387)	(314)

Pro forma net loss attributable to common stockholders, basic and diluted	$(17,216)	$(9,889)

Denominator
Weighted average shares outstanding, basic and diluted	1,756,900	2,342,787
Adjustment for assumed effect of conversion of redeemable convertible preferred stock	9,389,801	14,047,454

Pro forma weighted average shares used to compute basic and diluted net loss per share	11,146,701	16,390,241

Net loss per share attributable to common stockholders:
Basic and diluted	$(1.54)	$(0.60)

10. Related Party Transactions

In September 2012, the Company began receiving consulting and management services pursuant to an unwritten agreement with Third Rock Ventures, which owned 85% of the Company’s redeemable convertible preferred stock outstanding at December 31, 2014. The consulting fees were incurred in the ordinary course of business, and were $575,000, $270,000, $198,000 (unaudited) and $52,000 (unaudited) for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, respectively. As of December 31, 2014 and June 30, 2015, the Company had an outstanding liability to Third Rock Ventures of $33,000 and $19,000 (unaudited), respectively.

In March 2013, we entered into a restricted stock purchase agreement with Charles Homcy, M.D., a member of our board of directors, pursuant to which we issued to Dr. Homcy an aggregate of 204,081 shares of our common stock at a price of $0.18 per share, for an aggregate purchase price of $37,500.

Effective July 29, 2013, the Company entered into a shared facilities and services agreement with GBT, a company that was majority-owned by Third Rock Ventures as of such date. In connection with that agreement, the Company reimbursed GBT for shared facilities and equipment of the Company’s former corporate headquarters location. During the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, the Company reimbursed expenses and equipment of $310,000, $234,000, $159,000 (unaudited) and $41,000 (unaudited), respectively, to GBT. As of December 31, 2013 and 2014 and June 30, 2015, the Company had an outstanding liability to GBT of zero, $24,000 and zero (unaudited), respectively and as of December 31, 2013 the Company had an outstanding receivable from GBT of $22,000. In October 2014, the Company entered into a lease assignment agreement with the owner of the former headquarters building and GBT to allow GBT to sublease the Company’s portion of the office after the Company relocated to its new corporate headquarters.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

11. Employee Benefit Plan

The Company sponsors a 401(k) Plan, which stipulates that eligible employees can elect to contribute to the 401(k) Plan, subject to certain limitations of eligible compensation.

12. Income Taxes

For the years ended December 31, 2013 and 2014, the effective income tax rate and tax provision from continuing operations was zero, primarily attributable to losses generated which are not more likely than not to be realized.

The provision for income taxes differs from the amount expected by applying the federal statutory rate to the loss before taxes as follows:

	Year Ended December 31,
	2013	2014
Federal statutory income tax rate	34.00%	34.00%
State taxes (tax effected)	6.83%	8.41%
Non-deductible expenses and other	2.38%	0.67%
Research and development credits	0.56%	3.55%
Change in valuation allowance	(43.77)%	(46.63)%

Total	0.00%	0.00%

As of December 31, 2013 and 2014, the components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,
	2013	2014
Deferred tax assets:
Net operating loss carryforwards	$5,682	$11,298
Start up costs	1,377	2,423
Stock compensation	16	53
Research and development credits carryforwards	139	1,151
Depreciation	(470)	(402)
Accrued expenses	50	115
Other	42	45

Total deferred tax assets	6,836	14,683
Less valuation allowance	(6,836)	(14,683)

Net deferred tax assets	$—	$—

The Company’s primary deferred tax asset of $5.7 million at December 31, 2013 and $11.3 million at December 31, 2014 relates to its net operating loss carryforwards. Based on a history of cumulative losses in recent periods and consideration of other available positive and negative evidence, the Company has recorded a valuation allowance to offset the net deferred tax assets at December 31, 2013 and December 31, 2014, respectively.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2014, the Company had approximately $28.5 million and $27.7 million of federal and state net operating losses, respectively, that will begin to expire in 2032. As of December 31, 2014, the Company had approximately $0.9 million and $1.0 million of federal and state research and development tax credit carryovers, respectively. If not utilized, the federal credit carryforward will expire in 2032, and the state credit carryforward does not expire. The valuation allowance increased by approximately $5.5 million and $7.9 million during the years ended December 31, 2013 and 2014, respectively. In general, if the Company experiences a greater than 50 percentage point aggregate change in ownership over a three-year period (a Section 382 ownership change), utilization of its pre-change net operating loss carryforwards, or NOLs, are subject to an annual limitation under Section 382 of the Internal Revenue Code, as well as a similar law under the laws of the state of California. The annual limitation generally is determined by multiplying the value of the Company’s stock at the time of such ownership change (subject to certain adjustments) by the applicable “long-term tax-exempt rate.” Such limitations may result in expiration of a portion of the NOLs before utilization. The Company has determined that an ownership change occurred on April 20, 2015 that resulted in an annual limitation, but that all NOLs generated prior to April 20, 2015 can be utilized prior to expiration. The ability of the Company to use its remaining NOLs may be further limited if the Company experiences a Section 382 ownership change in connection with the offering contemplated by this prospectus, future offerings, or as a result of other changes in its stock ownership.

As of December 31, 2013 and 2014, the Company did not have a liability related to unrecognized tax benefits. All unrecognized tax benefits have been netted against the research and development deferred tax asset.

The Company records interest and penalties related to unrecognized tax benefits within income tax expense. As of December 31, 2013 and 2014, the Company had not accrued any interest or penalties related to unrecognized tax benefits. The Company is subject to U.S. federal and California income tax assessment for years beginning in 2011. However, since the Company has incurred net operating losses every year since inception, all of its income tax returns are subject to examination and adjustments by the Internal Revenue Service for at least three years and by California Franchise Tax Board for four years following the year in which the tax attributes are utilized. The Company does not believe that there will be a material change in it unrecognized tax positions over the next twelve months. There is no amount of unrecognized tax benefit that, if recognized, would affect the effective tax rate.

Uncertain Tax Positions

Since inception June 8, 2012, the Company adopted the provisions of the FASB’s guidance for accounting for uncertain tax positions. The guidance prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in consolidated financial statements of any uncertain tax positions that have been taken or expected to be taken on a tax return. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense as necessary. There were no interest or penalties accrued at December 31, 2013 and 2014.

The Company has not been audited by the Internal Revenue Service or any state tax authority. It is subject to taxation in the United States. Because of the net operating loss and research credit carryforwards, substantially all of its tax years, from 2012 through 2014, remain open to U.S. federal and California state tax examinations.

At December 31, 2013 and 2014, the Company’s reserve for unrecognized tax benefits is approximately $56,000 and $465,000, respectively. Due to the full valuation allowance at December 31, 2014, current adjustments to the unrecognized tax benefit will have no impact on the Company’s effective income tax rate; any adjustments made after the valuation allowance is released will have an impact on the tax rate.

MYOKARDIA, INC.

Notes to Consolidated Financial Statements—(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	For the Year Ended December 31,
	2013	2014
Beginning balance	$7	$56
Increases of unrecognized tax benefits related to current year	49	409

Ending balance	$56	$465

The Company does not anticipate significant changes to its uncertain tax positions through the next 12 months.

13. Subsequent Events

The Company has reviewed and evaluated subsequent events through August 19, 2015, the date the annual financial statements were available to be issued. Additionally, for the reissuance of these financial statements, the Company has reviewed and evaluated transactions and other events that occurred through October 23, 2015 for the purposes of recognition of subsequent events and disclosure of unrecognized subsequent events.

In April 2015, the Company issued 17,068,646 shares of Series B redeemable convertible preferred stock to new and existing stockholders in exchange for net proceeds of $45.8 million (see Note 7).

In May 2015, the Company established a wholly-owned foreign subsidiary in Australia (see Note 2).

14. Subsequent Events (unaudited)

The Company has reviewed and evaluated subsequent events through August 19, 2015, the date the unaudited interim consolidated financial statements were available to be issued. Additionally, for the reissuance of these financial statements, the Company has reviewed and evaluated transactions and other events that occurred through October 23, 2015 for the purposes of recognition of subsequent events and disclosure of unrecognized subsequent events.

In August and September 2015, the Company granted options to purchase an aggregate of 52,649 shares of common stock at a weighted average exercise price of $4.04 per share and an approximate aggregate fair value of $0.3 million. These options vest 25% upon the first anniversary of the grant date and 1/36 per month thereafter.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by MyoKardia, Inc. (the “Company” or the “Registrant”) in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount
SEC registration fee	$10,565
FINRA filing fee	14,246
NASDAQ initial listing fee	125,000
Printing and engraving expenses	280,000
Legal fees and expenses	1,100,000
Accounting fees and expenses	850,000
Transfer agent and registrar fees	20,000
Miscellaneous	50,189

Total	$2,450,000

Item 14. Indemnification of Directors and Officers

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’

fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

The Company’s amended and restated certificate of incorporation, which will become effective upon completion of the offering, provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The Company’s amended and restated bylaws, which will become effective upon completion of the offering, provide for the indemnification of officers, directors and third parties acting on the Company’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Company’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Company is entering into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Company intends to enter into indemnification agreements with any new directors and executive officers in the future. These agreements will provide that we will indemnify each of our directors and executive officers, and such entities to the fullest extent permitted by law.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of the Company, and its executive officers and directors, and indemnification of the underwriters by the Company for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

The Company intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2012, we have issued the following securities that were not registered under the Securities Act:

Issuances of Capital Stock

On June 21, 2012, we issued 544,217 shares of our common stock to one investor for an aggregate consideration of $200.00.

On August 9, 2012, we issued 204,081 shares of our common stock to one investor for an aggregate consideration of $75.00.

On August 11, 2012, we issued 408,163 shares of our common stock to one investor for an aggregate consideration of $150.00.

On August 13, 2012, we issued 408,163 shares of our common stock to one investor for an aggregate consideration of $150.00.

On August 24, 2012, we issued 13,605 shares of our common stock to one investor for an aggregate consideration of $5.00.

On September 4, 2012, we issued 204,081 shares of our common stock to one investor for an aggregate consideration of $750.00.

On September 5, 2012, we issued 12,244 shares of our common stock to one investor for an aggregate consideration of $4.50.

On September 11, 2012, we issued 4,000,000 shares of our Series A redeemable convertible preferred stock to one investor for an aggregate consideration of $4,000,000.00.

On November 27, 2012, we issued 4,600,000 shares of our Series A redeemable convertible preferred stock to one investor for an aggregate consideration of $4,600,000.00.

On March 21, 2013, we issued 204,081 shares of our common stock to one investor for an aggregate consideration of $37,500.00.

On April 12, 2013, we issued 5,400,000 shares of our Series A redeemable convertible preferred stock to one investor for an aggregate consideration of $5,400,000.00.

On October 16, 2013, we issued 5,250,000 shares of our Series A redeemable convertible preferred stock to two investors for an aggregate consideration of $5,250,000.00.

On February 4, 2014, we issued 8,000,000 shares of our Series A redeemable convertible preferred stock to one investor for an aggregate consideration of $8,000,000.00.

On June 18, 2014, we issued 5,000,000 shares of our Series A redeemable convertible preferred stock to two investors for an aggregate consideration of $5,000,000.00.

On July 29, 2014, we issued 6,000,000 shares of our Series A redeemable convertible preferred stock to two investors for an aggregate consideration of $6,000,000.00.

On August 1, 2014, we issued 6,666,667 shares of our Series A-1 redeemable convertible preferred stock to one investor for an aggregate consideration of $10,000,000.50.

On April 20, 2015, we issued 15,213,358 shares of our Series B redeemable convertible preferred stock to eight investors for an aggregate consideration of $40,999,999.81.

On April 28, 2015, we issued 1,855,288 shares of our Series B redeemable convertible preferred stock to one investor for an aggregate consideration of $5,000,001.16.

No underwriters were used in the foregoing transactions. We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, Regulation D, or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about our company.

Grants of Stock Options and Restricted Stock under the 2012 Plan.

Since September 7, 2012, we have granted stock options to purchase an aggregate of 3,256,191 shares of our common stock, with exercise prices ranging from $0.18 to $4.04 per share, to employees, directors and consultants pursuant to the 2012 Plan. Since September 7, 2012, we have granted an aggregate of 13,605 shares of restricted stock under the 2012 Plan. The issuances of these securities were exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(a)(2), as a transaction by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b)	Financial Statement Schedules.

None.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a) The undersigned Registrant will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, California, on the 23rd day of October, 2015.

MYOKARDIA, INC.

By:	/s/ T. Anastasios Gianakakos
T. Anastasios Gianakakos
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following persons in the capacities and on the date indicated below.

Signature	Title	Date

/s/ T. Anastasios Gianakakos T. ANASTASIOS GIANAKAKOS	President, Chief Executive Officer and Director (Principal Executive Officer)	October 23, 2015

/s/ Steven Chan STEVEN CHAN	Vice President, Corporate Controller (Principal Financial and Accounting Officer)	October 23, 2015

* MARK L. PERRY	Director	October 23, 2015

* CHARLES HOMCY	Director	October 23, 2015

* KATHERINE BOWDISH	Director	October 23, 2015

* KEVIN P. STARR	Director	October 23, 2015

* ERIC J. TOPOL	Director	October 23, 2015

* By:	/s/ T. Anastasios Gianakakos
T. ANASTASIOS GIANAKAKOS Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Underwriting Agreement

3.1(a)**	Third Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.1(b)*	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation as currently in effect

3.2**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering

3.3**	Bylaws of the Registrant, as currently in effect

3.4**	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering

4.1**	Specimen Common Stock Certificate

4.2**	Second Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its stockholders dated April 20, 2015

4.3**	Amendment No. 1 to Second Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its stockholders dated April 20, 2015

5.1**	Opinion of Goodwin Procter LLP

10.1**#	2012 Equity Incentive Plan and forms of award agreements thereunder

10.2**#	2015 Stock Option and Incentive Plan and forms of award agreements thereunder

10.3**#	Employment Offer Letter Agreement, by and between the Registrant and Robert S. McDowell, Ph.D., dated June 8, 2012

10.4**#	Employment Offer Letter Agreement, by and between the Registrant and T. Anastasios Gianakakos, dated September 19, 2013

10.5**#	Employment Offer Letter Agreement, by and between the Registrant and Jacob Bauer, dated July 2, 2014

10.6**#	Employment Offer Letter Agreement, by and between the Registrant and Steven Chan, dated October 20, 2014

10.7**#	Employment Offer Letter Agreement, by and between the Registrant and Joseph Lambing, Ph.D., dated February 27, 2014

10.8**#	Employment Offer Letter Agreement, by and between the Registrant and Jonathan C. Fox, Ph.D., dated March 4, 2013

10.9**	Lease Agreement, by and between the Registrant and HCP LS Redwood City, LLC, dated September 15, 2014

10.10**†	License and Collaboration Agreement, by and between the Registrant and Aventis Inc., dated August 1, 2014

10.11**	Form of Indemnification Agreement, by and between the Registrant and each of its directors and officers

10.12**	Director Letter Agreement, by and between the Registrant and Mark L. Perry, dated June 22, 2015

10.13**	Director Letter Agreement, by and between Registrant and Eric J. Topol, dated September 10, 2015

10.14**#	2015 Employee Stock Purchase Plan

10.15**#	Change in Control Policy

10.16**#	Non-Employee Director Compensation Policy

21.1**	List of Subsidiaries

23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2**	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on signature page)

99.1**	Confidential Draft Registration Statement #1

*	Filed herewith.
**	Previously filed.
†	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.
#	Represents management compensation plan, contract or arrangement.